As filed with the Securities and Exchange Commission on July 29, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

SUPERTEL HOSPITALITY, INC.

(Exact name of registrant as specified in its governing instruments)

1800 West Pasewalk Avenue

Suite 200

Norfolk, NE 68701

(402) 371-2520

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Corrine L. Scarpello

Senior Vice President and Chief Financial Officer

1800 West Pasewalk Avenue

Suite 200

Norfolk, NE 68701

(402) 371-2520

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

David L. Hefflinger Guy Lawson McGrath North Mullin & Kratz, PC LLO Suite 3700 First National Tower 1601 Dodge Street Omaha, NE 68102 Fax: (402) 341-0216	David C. Wright David S. Freed Hunton & Williams LLP 200 Park Avenue, 52nd Floor New York, NY 10166 Fax: (212) 309-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$115,000,000	$15,686

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of the common stock that may be purchased by the underwriters upon exercise of their overallotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission has become effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where an offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus, dated July 29, 2013

PROSPECTUS

             Shares

SUPERTEL HOSPITALITY, INC.

Common Stock

This is a public offering of the common stock of Supertel Hospitality, Inc. We are offering shares of our common stock. We expect the public offering price to be between $         and $         per share. Our common stock is listed on the Nasdaq Global Market under the symbol “SPPR.” On July 26, 2013, the last reported sale price of our common stock was $0.93 per share. On                     , 2013, we effected a one-for-eight reverse split of our issued and outstanding shares of common stock.

Real Estate Strategies, L.P., our largest shareholder, has the right to purchase up to $30.0 million in shares of our common stock in this offering at the public offering price, without the payment of any underwriting discount.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.
(2)	No underwriting discount will be paid by us on shares of our common stock purchased by Real Estate Investment Strategies, L.P. in this offering.

The underwriters may purchase up to an additional      shares of our common stock at the public offering price, less the underwriting discount, to cover overallotments, if any.

To assist us in qualifying as a real estate investment trust for federal income tax purposes, among other reasons, our articles of incorporation generally prohibits any person from directly or indirectly owning more than 9.9% in number of shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

Baird

The date of this prospectus is                     , 2013

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you, including any information incorporated by reference herein. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus, any free writing prospectus prepared by us and the documents incorporated by reference herein is current as of their respective dates or on the date or dates specified in those documents. Our business, financial condition, results of operations and prospectus may have changed since those dates.

The information appearing in this prospectus under the headings “Summary—U.S. Hotel Industry” and “U.S. Hotel Overview and Outlook” was derived from the market study prepared for us by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. We have paid RCG a fee of $         for such services. In addition, we use market data, demographic data, industry forecasts and industry projections throughout this prospectus and the documents incorporated by reference in this prospectus, including data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The industry forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information.

i

SUMMARY

This summary highlights some of the information contained or incorporated by reference in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read carefully this entire prospectus and the information we have incorporated by reference, including “Risk Factors” beginning on page 22 of this prospectus and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, or our Form 10-K, which has been incorporated by reference in this prospectus. See “Incorporation by Reference.”

References to “we,” “our,” “us,” “our company” or “the Company” refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries. Unless otherwise indicated, the information in this prospectus assumes that (i) the underwriters’ overallotment option is not exercised, (ii) the common stock to be sold in this offering is sold at $             per share, which is the midpoint of the public offering price range set forth on the front cover of this prospectus and (iii) RES does not purchase any shares of our common stock in this offering. On                     , 2013, we effected a one-for-eight reverse split of our issued and outstanding common stock. Except where the context indicates otherwise, all common stock numbers and per share data in this prospectus has been adjusted to give effect to the one-for-eight reverse split of our issued and outstanding common stock.

Our Company

We are a self-administered real estate investment trust, or REIT, for federal income tax purposes, and we currently own 74 hotels in 21 states containing an aggregate of 6,423 rooms. Our hotels operate under several national franchise and independent brands. We are engaged in an ongoing strategy to shift our ownership from midscale and economy hotels to upscale and upper midscale select service hotels located primarily in secondary and tertiary markets, including hotels operating under premium franchise brands owned by Marriott International, Inc., or Marriott, Hilton Worldwide, Inc., or Hilton, Choice Hotels International, Inc., or Choice, and Wyndham Hotels and Assets LLC, or Wyndham.

Since Kelly A. Walters, our President and Chief Executive Officer, joined the company in April 2009, we have sold 49 hotels, which were primarily older, smaller midscale and economy hotels that did not fit our ongoing upscale and upper midscale select service strategy, and as of the date of this prospectus, 17 additional hotels are held for sale. We have used the proceeds from the sale of the 49 hotels to reduce our indebtedness. In May 2012, we acquired a premium-branded upscale select service hotel for $11.5 million, and, in May 2013, we entered into agreements to acquire six such hotels for contractual purchase prices aggregating to approximately $60.8 million. In this prospectus, we refer to these six hotels as the Acquisition Hotels.

Supertel Hospitality, Inc. was incorporated in Delaware in 1993 and completed its initial public offering in April 1994. In 1999, Supertel Hospitality, Inc. was merged into Humphrey Hospitality Trust, Inc. and thereafter the combined company has operated as a REIT for federal income tax purposes. Following significant growth through the acquisition of 56 hotels between 2005 and 2008, we reached our peak portfolio size of 125 hotels in 2008. In conjunction with the arrival of Mr. Walters, and the internal promotion in mid-2009 of Corrine L. Scarpello, our current Senior Vice President and Chief Financial Officer, we decided to shift our focus away from acquiring and owning midscale and economy hotels toward acquiring and owning premium-branded upscale and upper midscale select service hotels that typically generate higher average daily rates, higher profit margins and more brand loyal customers and that are located in markets where we can be a competitive acquirer and operator of hotels. With the recent addition in July 2013 of Jeffrey Dougan, our newly-appointed Senior Vice President and Chief Operating Officer, and the addition in October 2009 of Judah Matthews, our Director of Hotel Investments, we have assembled an experienced senior management team that has over 40 years of combined REIT and lodging industry experience and is dedicated to executing our strategic plan.

While we currently own a significant number of midscale and economy hotels, our strategic plan envisions the continued disposition of these hotels over time and the selective acquisition of premium-branded upscale and upper midscale select service hotels located primarily in secondary and tertiary markets with few well-capitalized competitors and multiple demand drivers such as large corporations, regional business hubs, regional hospitals, recreational travel destinations, significant retail centers and military installations, among others.

The six hotels we currently have under contract to purchase and plan to acquire with a portion of the proceeds of this offering, which we refer to in this prospectus as the Acquisition Hotels, are representative of the types of hotels we intend to acquire pursuant to our current strategic plan. By transitioning from our legacy portfolio of midscale and economy hotels to a portfolio concentrated on premium-branded upscale and upper midscale select service hotels, we believe we can generate attractive risk-adjusted returns for our shareholders, primarily through the payment of cash dividends on our common stock and secondarily through capital appreciation.

Strategic Shift in Our Business

After experiencing significant growth between 2005 and 2008, our operating performance and liquidity were negatively affected by the economic downturn that began in 2008, leading us to evaluate our operating model. We believe that the adverse market conditions associated with the economic downturn that began in 2008 and the subsequent slow recovery caused midscale and economy hotels to lag the performance of other types of hotels higher up the room price scale. We believe consumer preferences have shifted toward the appearance, services and amenities provided by premium-branded upscale and upper midscale select service hotels, and that it is not economically or practically feasible for us to bring the economy and midscale hotels in our legacy portfolio up to contemporary expectations so as to be competitive with premium-branded select service hotels. As a result, we enacted our strategic plan to reduce our ownership of midscale and economy hotels and increase our ownership of premium-branded upscale and upper midscale select service hotels in markets with multiple demand drivers.

Pursuant to our strategic plan, which commenced when Mr. Walters joined our company in April 2009, we have sold 49 older, smaller legacy hotels and used the proceeds from the sales to reduce debt. These hotels were sold between May 2009 and July 2013 at an average price per key of approximately $18,600. Based on the trailing twelve-month period ending in the last full month of ownership prior to the sale of each of these hotels, the 49 hotels sold between May 2009 and July 2013 had a weighted average occupancy rate of approximately 52.2%, a weighted average daily rate, or ADR, of $42.56 and a weighted average revenue per available room, or RevPAR, of $22.20.

We intend to continue to dispose of our non-core hotels, including the upper midscale hotels in our legacy portfolio that do not meet our investment criteria, reduce our overall leverage and acquire additional premium-branded upscale and upper midscale select service hotels located in markets outside of the top 25 metropolitan statistical areas, or MSAs. We believe that following completion of this offering and the purchase of the Acquisition Hotels, our strategy will position us for growth in a segment of the market with few quality institutional competitors and will allow us to recommence the payment of regular quarterly dividends on our common stock.

In 2011, we abandoned the single-hotel-management-company model in favor of a multi-hotel-management-company model as we believe that using multiple hotel management companies improves portfolio operating performance and returns to shareholders while mitigating the risks associated with using a single hotel management company. We plan to continue to use multiple hotel management companies that we believe have the requisite market and brand knowledge to maximize the value of our hotels. We also anticipate that utilizing multiple hotel management companies will provide new acquisition opportunities, which may originate through our hotel management companies’ own development efforts, or their relationships with sellers of hotels in our target markets. In addition, we utilize market intelligence from our hotel management companies and encourage their participation in our due diligence review of prospective acquisitions to gain an operator’s perspective.

While we have made significant progress toward our strategic goal of transforming our portfolio, our ability to fully implement our strategic plan has been delayed primarily due to our reduced liquidity position. In an effort to improve our liquidity position, in February 2012, we obtained $30 million of preferred equity capital from the issuance and sale of 3,000,000 shares of our 6.25% Series C Cumulative Convertible Preferred Stock, or the Series C Preferred Stock, to Real Estate Strategies L.P., or RES, whose majority limited partner is Efanur S.A., a Uruguayan sociedad anónima wholly-owned company by IRSA Inversiones y Representaciones Sociedad Anónima or IRSA, an Argentine sociedad anónima. IRSA’s shares and global depositary receipts are listed and traded on the Buenos Aires Stock Exchange and New York Stock Exchange. In connection with RES’s investment in the Series C Preferred Stock, we issued RES warrants to purchase up to 3,750,000 shares of our common stock on a post-split basis, which we refer to in this prospectus as the Old Warrants, and we entered into an agreement with RES pursuant to which RES has an ongoing right to designate up to four directors, depending on its ownership percentage of our voting stock, to our nine-member board of directors.

In furtherance of our strategic plan, in May 2012, we used a portion of the proceeds from RES’s investment in the Series C Preferred Stock to acquire the 100-room Hilton Garden Inn—Solomons outside Washington, D.C. for $11.5 million. The Hilton Garden Inn—Solomons, an upscale, premium-branded select service hotel built in 2007, is an example of the type of hotel we seek as part of our strategic plan. The hotel is less than eight years old and operates under a desirable franchise brand. It is located in a secondary market adjacent to a top-ten MSA and in the vicinity of a demand-generating major military installation.

In order to allow us to attract new capital to execute the acquisition phase of our strategic plan and to further align RES’s interests with our other shareholders’ interests, RES has consented to this offering and has informed us that it will convert a portion of its Series C Preferred Stock upon completion of this offering. RES has informed, if we receive gross proceeds of $100 million or more and promptly upon our receipt of our proceeds in the offering, it will convert 2,000,000 shares of Series C Preferred Stock at the completion of this offering into             shares of our common stock pursuant to the terms of the Series C Preferred Stock. In consideration for RES converting the Series C Preferred Stock, upon completion of this offering, we intend to issue RES new warrants to purchase up to an additional 2,500,000 shares of our common stock on a post-split basis, which we refer to in this prospectus as the New Warrants. In this prospectus, we refer to the Old Warrants and the New Warrants collectively as the Warrants. See “Transactions with RES.”

Recent Developments

Pending Hotel Acquisitions

On May 2, 2013, we entered into definitive agreements to acquire from unrelated parties four unencumbered hotels containing an aggregate of 378 rooms for contractual purchase prices aggregating to approximately $42.3 million, subject to closing prorations and adjustments. In addition, we expect to spend approximately $1.3 million to cover closing costs, franchise fees and estimated non-recurring capital expenditures related to the acquisition of these hotels. In this prospectus, we refer to this four-hotel portfolio as the CN Hotel Portfolio. The four hotels in the CN Hotel Portfolio are the 89-room Home2 Suites by Hilton located in Charlotte, North Carolina, the 100-room Hampton Inn and Suites located in Columbia, South Carolina, the 109-room Hampton Inn and Suites located in Pine Knoll Shores, North Carolina (near Atlantic Beach, North Carolina) and the 80-room Fairfield Inn and Suites located in Wytheville, Virginia. We intend to fund the acquisition of the CN Hotel Portfolio with a portion of the net proceeds from this offering. We expect to complete the acquisition of the CN Hotel Portfolio prior to the end of the third quarter of 2013. The acquisition is subject to the receipt of franchisor consents and the satisfaction of customary closing conditions. In addition, the closing of the purchase of any hotel in the CN Hotel Portfolio is dependent on the closing of the purchase of all of the hotels in this portfolio. In the event the purchase of one or more hotels in the CN Hotel Portfolio cannot close, the sale and purchase of the remaining hotels must be by the mutual agreement of the parties. Accordingly, we can give no assurance that we will consummate the acquisition of these hotels.

We intend to enter into management agreements with one or more hotel management companies to operate the hotels in the CN Hotel Portfolio under their current franchise flags. We expect the terms of the new management agreements to be substantially the same as the terms of our other management agreements.

On May 15, 2013, we entered into a definitive agreement to acquire from an unrelated party two hotels containing an aggregate of 163 rooms for a contractual purchase price of $18.5 million, subject to closing prorations and adjustments. Furthermore, we expect to spend approximately $1.2 million to cover closing costs, costs related to our assumption of the existing first mortgage debt described below, franchise fees and non-recurring capital expenditures. In this prospectus, we refer to this portfolio as the CHMK Hotel Portfolio. The two hotels in the CHMK Hotel Portfolio are the 85-room Courtyard by

Marriott and the 78-room Residence Inn by Marriott, each of which is located in Southaven, Mississippi, a suburb of Memphis, Tennessee. We intend to fund the acquisition of the CHMK Hotel Portfolio with a portion of the net proceeds from this offering and by assuming approximately $13.2 million of existing first mortgage debt that has a fixed interest rate of 6.25% per annum and matures on July 6, 2021. We expect to complete the acquisition of the hotels in the CHMK Hotel Portfolio prior to the end of the third quarter of 2013. The acquisition is subject to franchisor and lender consents and the satisfaction of customary closing conditions. Accordingly, we can give no assurance that we will consummate the acquisition of these hotels.

We intend to enter into a management agreement with Chartwell Hospitality, LLC, an affiliate of the sellers and the current hotel management company for these hotels, to operate each hotel in the CHMK Hotel Portfolio under its current franchise flag. We expect the terms of the new management agreement to be substantially the same as our other management agreements.

In this prospectus, we refer to the four hotels in the CN Hotel Portfolio and the two hotels in the CHMK Hotel Portfolio as the Acquisition Hotels.

The following table presents the historical or RevPAR occupancy and ADR for the Acquisition Hotels as compared to our same store hotels for the year ended December 31, 2012 and the three months ended March 31, 2013.

		Year Built		Year Ended December 31, 2012				Three Months Ended March 31, 2013
Brand	Location		Rooms	RevPar	Occupancy		ADR	RevPar	Occupancy	ADR
Home2 Suites by Hilton	Charlotte, NC	2012	89	$68.93	66.4	%(1)	$103.79	$67.14	61.4%	$109.39
Hampton Inn and Suites	Columbia, SC	2012	100	50.71	47.4	(1)	106.94	61.56	61.7	99.84
Hampton Inn and Suites	Pine Knoll Shores, NC	2008	109	60.99	51.9		117.52	25.15	29.3	85.83
Fairfield Inn and Suites	Wytheville, VA	2008	80	67.46	71.8		93.95	51.68	56.9	90.80
Courtyard by Marriott	Southaven, MS	2006	85	68.56	73.2		93.63	65.01	67.9	95.79
Residence Inn by Marriott	Southaven, MS	2007	78	82.64	82.3		100.47	75.92	75.1	101.15

Total/Weighted Average			541	$67.82	66.7%		$101.62	$56.29	57.3%	$98.25
Supertel Same Store Hotels (63 hotels)(2)			4,357	$33.21	64.5%		$51.51	$27.27	55.6%	$49.05

(1)	Operations at this hotel commenced in September 2012.

(2)	Same store calculations exclude 17 hotels which are currently held for sale, including seven extended stay Savannah Suites-branded hotels that we classified as held for sale subsequent to March 31, 2013, and the Hilton Garden Inn—Solomons, which we acquired during the second quarter of 2012 and did not own throughout each of the periods presented.

Recent Non-Core Hotel Dispositions

As described in the tables below, since January 1, 2013, we have completed the sale of twelve hotels for combined sale proceeds of approximately $15.7 million before expenses payable by us.

Brand	Location	Chain Scale	Year Built	Sale Price(1)	Rooms
Quality Inn	Minocqua, WI	Midscale	1992	$1,250	51
Masters Inn	Tampa East, FL	Economy	1973	788	120
Days Inn	Fredericksburg, VA	Economy	1973	1,800	156
Super 8	Columbus, NE	Economy	1981	1,200	63
Masters Inn	Columbia, SC	Economy	1980	1,156	112
Masters Inn	North Charleston, SC	Economy	1983	1,181	150
Super 8	Pella, IA	Economy	1990	725	40
Masters Inn	Garden City, GA	Economy	1982	1,500	128
Masters Inn	Tuscaloosa, AL	Economy	1974	1,700	151
Super 8	Fort Madison, IA	Economy	1989	1,050	40
Guest House Inn	Ellenton, FL	Economy	1997	1,265	63
Days Inn	Fredericksburg, VA	Economy	1972	2,050	120

				$15,665	1,194

(1)	Dollars in thousands.

Sale proceeds from these dispositions, after expenses payable by us, were used to repay in full the mortgage debt secured by the hotels. We currently have 17 hotels classified as held for sale, which include seven Savannah Suites-branded hotels we classified as held for sale subsequent to March 31, 2013. These seven hotels constitute all of the extended stay hotels remaining in our portfolio and contain an aggregate of 1,098 rooms. The total debt secured by the seven Savannah Suites-branded hotels at March 31, 2013 was $18.9 million. Although these seven Savannah Suites-branded hotels are not currently under contract, we intend to use any proceeds from their sale primarily to reduce our indebtedness secured by these hotels. We intend to continue the orderly divesture of certain non-core hotels over the near to intermediate term. No assurance can be given that we will be able to sell the seven Savannah Suites-branded hotels or any of our other hotels that are held for sale.

Recent Additions to Our Senior Management Team

In July 2013, Jeffrey Dougan joined our company as Senior Vice President and Chief Operating Officer. Mr. Dougan is responsible for overall operational asset management and overseeing our third-party hotel management companies. Previously, Mr. Dougan was Vice President of Operations for Stonebridge Hospitality, a privately owned hotel development and management company with a diverse portfolio of hotels operating under multiple brands, with responsibility for all aspects of operations and sales. He holds a B.S. in business administration from Rochester Institute of Technology. We believe Mr. Dougan’s more than 25 years of experience in the hospitality industry provides us with substantial operational experience and will assist us in executing our strategic plan.

In March 2013, Patrick E. Beans joined our company as Senior Vice President and Treasurer. Mr. Beans is responsible for all treasury functions, financial analysis, bank relations, Securities and Exchange Commission, or SEC, compliance matters and investor relations. Previously, Mr. Beans was Senior Vice President and Chief Financial Officer of National Research Corporation, a Nasdaq-listed healthcare service company where he was responsible for financial planning/analysis, accounting, SEC compliance and reporting, investor relations, treasury, risk management and mergers and acquisitions. Mr. Beans is a Certified Public Accountant with broad-based financial expertise with both publicly and privately held companies. We believe Mr. Beans’ finance and public company experience will help us continue to execute our strategic plan.

Reverse Stock Split

At our annual meeting of shareholders in May 2013, the holders of our common stock and RES, the holder of the Series C Preferred Stock, voting as one group, approved an amendment to our articles of incorporation to effect a reverse split of our common stock at a reverse split ratio ranging from one-for-four to one-for-eight shares of common stock as determined by our board of directors. On                     , 2013, we effected a one-for-eight reverse split of our issued and outstanding common stock. As a result, every eight shares of our common stock issued and outstanding at the time of the reverse split were combined into one share of our common stock and the number of shares of common stock issued and outstanding was reduced accordingly.

Our Growth Strategy

Our primary business objective is to be a leading owner of premium-branded upper and upper midscale select service hotels located outside of the top 25 MSAs in the U.S. We believe we can deliver better risk-adjusted returns from hotels in those MSAs and achieve attractive long-term risk-adjusted returns for our shareholders. We believe we will be one of the only publicly traded REITs focused primarily on growing a portfolio of premium-branded select service hotels located outside of the top 25 MSAs in the U.S. While most of our publicly traded peers focus on full service hotels, the top 25 MSAs in the U.S. or both, we believe we can provide attractive risk-adjusted returns to our shareholders by acquiring a select service hotel portfolio primarily focused in the 26th to 150th largest MSAs in the U.S. We intend to achieve these objectives by focusing on the following:

Disciplined Acquisitions Strategy

We intend to grow our asset base through continued selective acquisitions of hotels that meet one or more of the investment criteria described below. We believe that our existing relationships with owners, operators and developers of select service hotels will provide us with access to certain acquisition opportunities before they become known to other real estate investors.

We intend to target upscale and upper midscale hotels that meet one or more of the following investment criteria:

¡	hotels that operate under leading premium franchise brands and possess key attributes such as building design and décor that is consistent with current brand standards;

¡	hotels that generate attractive net operating income margins at average occupancy rates greater than 60% and Smith Travel Research, or STR, index occupancy greater than 100;

¡

hotels that are located outside the top 25 MSAs, in markets with barriers to entry in close proximity to multiple demand drivers, including large corporations, regional hospitals, regional business hubs, recreational travel destinations, significant retail centers and military installations, among others;

¡

hotels that were constructed or underwent major renovations less than eight years prior to our acquisition and have significant time (generally ten or more years) remaining on the existing franchise license;

¡	hotels that have some “value-added” growth potential through operating efficiencies, institutional asset management, repositioning, renovations or rebranding;

¡	hotels that can be acquired at a discount to replacement cost;

¡	hotels with 80 or more rooms that provide for some operating efficiencies; and

¡	hotels that can be acquired in off-market transactions.

Thoughtful Capital Recycling

Over the long term, we intend to recycle capital by disposing of hotels in our portfolio that we believe no longer meet our strategic objectives and redeploying any proceeds generated by the sale of those hotels into repaying outstanding indebtedness, acquiring new hotels that are expected to generate higher risk-adjusted returns and repositioning existing hotels.

Active Asset and Property Management

We maintain a dedicated asset management team led by Mr. Dougan, our newly appointed Senior Vice President and Chief Operating Officer. Mr. Dougan’s management experience spans more than 25 years years in the hospitality industry and includes extensive brand experience with leading franchisors, such as Marriott and Hilton and several independent companies. Prior to joining our company, Mr. Dougan was Vice President of Operations for Stonebridge Hospitality, a privately owned hotel development and management company with a diverse portfolio of hotels operating under multiple brands, with responsibility for all aspects of operations and sales. He holds a B.S. in business administration from Rochester Institute of Technology. Mr. Matthews, our Director of Hotel Investments, assists Mr. Dougan. Mr. Matthews has nearly four years of hospitality industry experience in the asset management of our hotel portfolio. Since joining our company in October 2009, Mr. Matthews has been responsible for portfolio-wide financial performance analysis, ongoing disposition strategies, financing and negotiating acquisitions and performing market studies and industry benchmarking. Prior to joining our company, Mr. Matthews was employed at KPMG LLP from January 2006 to September 2009, where he provided audit services for public company clients and private real estate investment firms. Mr. Matthews holds a Bachelor of Accountancy from the University of San Diego.

Our asset management team regularly analyzes our portfolio based on defined characteristics to maximize the performance of each hotel from a financing, improvement, renovation, maintenance and operating perspective. Our asset management team also oversees our third-party hotel management companies. We work proactively with our hotel management companies to continue to drive operational performance by identifying and implementing strategies to optimize hotel profitability through revenue management, budgeting, cost structure analysis, market positioning, capital improvement and constant review of our overall business strategy.

Each hotel in our portfolio is periodically reviewed by management in the context of the entire portfolio to determine if it is likely to underperform in its market. If we determine that a hotel is no longer competitive in its market and has limited opportunity to be repositioned, we seek to sell it in a disciplined and timely manner. The process of identifying hotels for disposition is closely related to our investment criteria and strategic direction.

Our Competitive Strengths

We believe we distinguish ourselves from other owners and acquirers of hotel properties through our competitive strengths.

Experienced Senior Management Team With a Proven Track Record

Our senior management team, led by Mr. Walters, our Chief Executive Officer, has extensive public company experience acquiring, owning, operating, renovating, rebranding, financing and selling real estate assets, including hotel properties. Shortly after joining our company in mid-2009, Mr. Walters and Ms. Scarpello, with the support of our board of directors, enacted a strategic plan to reduce our overall leverage levels and shift the make-up of our portfolio from midscale and economy hotels to premium-branded upscale and upper midscale select service hotels in markets with multiple demand drivers. Since Mr. Walters’ arrival in April 2009, our management team has made significant progress toward transitioning our portfolio and overseen our disposition of 49 non-core hotels. With the disposition phase of our strategic plan well underway, our senior management team began implementing the acquisition phase of our strategic plan with the purchase of the Hilton Garden Inn—Solomons in May 2012 and the negotiation and proposed purchase of the Acquisition Hotels.

Our senior management team has an extensive network of industry, corporate and institutional relationships, including relationships with the leading lodging franchisors in our target markets. We believe these relationships will provide insight and access to attractive investment opportunities and allow us to react to local market conditions by seeking the optimal franchise brand for the market in which each of our hotels is located.

Strategic Focus on Large Opportunity Set with Few Well-Capitalized Buyers

Consistent with our strategic plan, we will continue to transition our portfolio by disposing of non-core economy and midscale properties and replacing them with premium-branded upscale and upper midscale select service hotels in markets with multiple demand drivers that have historically exhibited strong risk-adjusted returns. We believe our focus on growing a portfolio of premium-branded select service hotels located outside of the top 25 MSAs differentiates us from most of our publicly traded hotel REIT competitors. While most of our publicly traded hotel REIT peers focus on full service hotels, the top 25 MSAs or both, we believe we can provide attractive risk-adjusted returns to our shareholders by acquiring premium-branded select service hotels located in our target markets.

While the operating performance of the U.S. lodging industry has improved from trough levels, performance remains significantly below the peak levels achieved in 2007. Hotel owners, who were impacted by a rapid decline in the availability of debt financing post-recession, are now hampered by a slow recovery in lodging fundamentals and the need to fund capital expenditures. We believe these factors could create a number of opportunities for us to acquire high quality hotels at attractive prices and that our public company platform, experience, industry relationships, and expected access to and cost of capital will provide us with advantages relative to many competing buyers. In addition, we believe that acquisition opportunities for select service hotels could be particularly attractive, especially in MSAs outside of the top 25 in the U.S., due to the large number of existing hotels in this category and the limited number of large, well-capitalized publicly traded REITs focused primarily on investing in select service hotels. As of March 31, 2013, STR estimates that there are three times as many select service hotels as full service hotels operating in the U.S. Despite this disparity, a majority of the publicly traded lodging REITs in the U.S. focus on full service hotels.

Select service hotels typically generate most of their revenue from room rentals, have limited food and beverage outlets, contain less meeting space and require fewer employees than traditional full service hotels. We believe premium-branded select service hotels have the potential to generate attractive risk-adjusted returns relative to other types of hotels due to their ability to achieve RevPAR levels at or close to those achieved by traditional full service hotels while achieving higher profit margins due to their more efficient operating model and less volatile cash flows.

Growth-Oriented Capital Structure

Following this offering and the anticipated conversion by RES of a substantial portion of the Series C Preferred Stock that it holds to common stock, we will have a growth-oriented capital structure that we expect will support the acquisition of premium-branded upscale and upper midscale select service hotels. Upon completion of this offering and the purchase of the Acquisition Hotels, we will have approximately $144.5 million of pro forma outstanding indebtedness, including approximately $32.7 million of indebtedness related to the 17 hotels that are currently held for sale, which had a pro forma weighted average interest rate of 5.9% per annum as of March 31, 2013. We also expect to have pro forma cash and cash equivalents of $26.9 million, $5.1 million of available borrowing capacity under our current senior secured revolving credit facility with Great Western Bank and four hotels unencumbered by debt available to secure future loans. The unencumbered hotels will consist of the four hotels in the CN Hotel Portfolio that we intend to purchase with a portion of the net proceeds from this offering. The acquisition of these hotels is subject to the receipt of franchise approvals and customary closing conditions, and we cannot assure you that we will complete these acquisitions. Our pro forma net debt to total hotel investment at March 31, 2013 is approximately 42.7%. None of our outstanding pro forma indebtedness matures prior to December 31, 2013.

Investment Committee and Board with Significant Lodging Experience

In conjunction with RES’s investment in 2012, we entered into a directors designation agreement with RES, which gave RES the right to designate four members of our nine-member board of directors. In February 2012, our board of directors was reconstituted with four new members designated by RES. These members, who are independent directors under the Nasdaq Stock Market listing standards, bring additional public company and lodging industry experience and the perspective of institutional investors to assist in the execution of our strategic plan. One of the four board members added in 2012, Donald J. Landry, who serves as chairman of our investment committee, has over 40 years of lodging and hospitality experience, including previous service as the Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality, Inc. and President of Choice Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management. The other directors serving on our investment committee have extensive real estate transactional experience, including experience with the acquisition, disposition and development of premium-branded select service hotels.

U.S. Hotel Industry

The following information is based on the report prepared for us by RCG.

The U.S. hotel industry continues to recover from the economic recession that began in 2007 with increasing traveler demand and limited amount of new room supply driving improvements in operating conditions. Room demand reached a record-high in recent months as business and leisure travel rebounded. The initial stages of the hotel sector recovery were led by large markets and higher-priced chain segments, leading to potential opportunities for accelerated occupancy and room rate growth in mid-sized markets. Traveler demand within the select service segment should continue to improve, leading to room rate growth even as new supply enters service in this category in the near term. Additionally, the evolution of the select service industry has created a wider differentiation between the mid-priced segment and more economical hotel properties.

The U.S. hotel market was comprised of more than 4.8 million rooms as of early 2013, in more than 51,000 hotel properties, according to STR. Traveler spending on accommodations increased to a seasonally adjusted annual rate of more than $164.7 billion in the first quarter of 2013, according to the Bureau of Economic Analysis, or BEA, an increase of 5.8% from the same quarter in 2012.

The occupancy rate for U.S. hotels across all chain segments improved to 61.8% year-to-date in June 2013, an increase from 60.9% in June 2012, according to STR. The recovery in occupancy thus far was very quick given the depth of recession and resulting decrease in room reservations.

Since the end of 2009, the national ADR increased by 11.8% and exceeded the previous peak early in 2013. RCG expects that the expanding demand will drive ADR higher by an annual average of 3.7% from 2013 through 2017.

Following downturns, RevPAR historically accelerates rapidly in the initial recovery phase before stabilizing at a more sustainable growth rate. RCG expects RevPAR to transition to the sustainable growth phase, averaging 4.1% per year from 2013 through 2017, substantially higher than the long-term average of the past 25 years of 2.8%.

Market Segmentation

While the occupancy rate within the 25 largest markets has recovered and exceeded the previous peak, the occupancy rate for the smaller markets remained significantly lower than the pre-recession peak. Many mid-sized economies only recently began to recover from the recession, and local economic growth could accelerate quickly as the expansion takes hold. With the hotel occupancy rate for the metropolitan areas outside of the top-25 lower than the previous cycle and ADR already exceeding the previous peak, there may be opportunities within smaller and mid-sized markets for room demand to increase substantially and contribute meaningfully to ADR-driven RevPAR growth.

Select Service Hotels

Throughout the past several decades, the hospitality industry has evolved with hotel designs and amenities better suited for a wide variety of travelers’ needs. The growth of the select service category is driving an increased differentiation between chain scale segments. As travelers continue to seek higher-quality rooms at affordable prices, and without expenses for items deemed unnecessary, RCG expects that this shift in traveler demand to the select service segment will persist for an extended period of time.

The occupancy rate for the two major components of the select service category, upper midscale and upscale chains, continued to trend higher. Historically, the upscale occupancy rate outperforms the overall hotel market and should continue to do so going forward. RCG expects the upper midscale occupancy rate to remain slightly higher than the overall hotel occupancy rate.

The accelerating demand for select service rooms helped to drive room rates higher. Going forward, RCG expects annual average upscale ADR growth of 4.2% from 2013 through 2017, slightly greater than ADR growth averaging 3.7% for the overall hotel market. RCG expects continued upper midscale ADR growth averaging 3.2% per year from 2013 through 2017.

The pace of occupancy and room rate growth during the past several quarters contributed to strong RevPAR growth in the upscale and upper midscale segments. RCG projects continued RevPAR growth through the next several years. From 2013 through 2017, RCG expects upscale RevPAR growth to average 4.0% per year, on par with the national rate of 4.1%. RCG expects upper midscale RevPAR growth to reach an annual average of 3.4% from 2013 through 2017, slightly lower than the overall hotel industry.

While construction of select service hotels accelerated in the past 12 to 18 months, the increase in room availability remained somewhat muted by rooms removed from service for renovation. In 2012, 45 upscale hotels with nearly 5,200 rooms opened, according to STR. In the upper midscale segment, 95 properties with 8,800 rooms opened during the same year. There were approximately 27,500 upscale and 21,600 upper midscale rooms under construction in June 2013, according to STR. Development of select service hotels should remain elevated through the near term, reflecting broadening traveler demand for this type of product.

Our Financing Strategy

Our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of debt that we may incur. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment, at cost, to less than 50%. We intend to keep some hotels in our portfolio unencumbered in order to provide a source of potential future financing. Further, we intend to target aggregate long-term debt financing of future acquisitions at approximately 50% of our aggregate purchase valuations. At present, all borrowings are secured by our hotels with varying degrees of recourse to us. In the future, we will continue to source debt capital through a variety of providers including commercial banks and conduit lenders. It is our intention to limit recourse debt whenever possible without material economic impact to the hotel being acquired or refinanced. We intend to match the maturities of borrowings with our projected holding period for the hotel being acquired or refinanced, typically five to ten years with amortization schedules generally tailored to the cash flow projections and total return requirements for each investment. Since the timing of acquisitions generally will be staggered, we expect that our maturity dates will also be staggered, with the intention of reducing the episodes of a high percentage of debt maturing in any year. We will seek fixed interest rates on any permanent acquisition borrowing and endeavor to minimize our exposure to prepayment fees by matching maturities to anticipated holding periods for the hotels and collateral substitution when available.

Since we are structured as an umbrella partnership REIT, or UPREIT, when acquiring hotel assets, we may seek to issue operating partnership units as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the income, and potential value appreciation, of our common stock.

Transactions with RES

Adjustment of Terms of the Series C Preferred Stock and Old Warrants

In connection with the one-for-eight reverse split of our issued and outstanding common stock that was effected on                     , 2013, certain terms of the Series C Preferred Stock were adjusted in accordance with the terms of the Series C Preferred Stock without further action. In addition, we amended certain terms of the Series C Preferred Stock. These adjustments and amendments are summarized below.

¡	The conversion price of the Series C Preferred stock, prior to any adjustments for this offering, was increased from $1.00 to $8.00.

¡	The number of shares of our common stock into which a share of Series C Preferred Stock converts into was reduced from 10 shares to 1.25 shares.

¡	The votes per outstanding share of Series C Preferred Stock, when voting with the common stock as a single class, was reduced from 6.29 votes to 0.78625 vote.

Also in connection with the one-for-eight reverse split, certain terms of the Old Warrants were adjusted in accordance with the terms of the Old Warrants without further action. In addition, we amended certain terms of the Old Warrants. These adjustments and amendments are summarized below.

¡	The aggregate number of shares of our common stock issuable upon the exercise of the Old Warrants was decreased from 30,000,000 shares to 3,750,000 shares.

¡	The exercise price of the Old Warrants, prior to any adjustments for this offering, was increased from $1.20 per share of our common stock to $9.60 per share.

¡	The 30 trading day volume weighted average exercise sale price of our common stock, after which we could require RES to exercise the Old Warrants, was increased from $2.63 to $21.04.

Conversion of the Series C Preferred Stock

RES, our largest shareholder, holds all of the 3,000,000 currently outstanding shares of our Series C Preferred Stock. Each share of Series C Preferred Stock is convertible, in whole or in part, at RES’s option, at any time, but subject to RES’s beneficial ownership limitation (see “Description of Capital Stock—Restrictions on Ownership and Transfer” for a description of RES’s beneficial ownership limitation), into the number of shares of our common stock equal to the $10.00 per share liquidation preference, divided by the conversion price then in effect.

Prior to this offering, the conversion price of the Series C Preferred Stock, on a post-split basis, was $8.00. If the public offering price of our common stock in this offering is less than $8.00, the conversion price will be adjusted downward and will equal the public offering price of our common stock in this offering. Assuming the public offering price of our common stock in this offering is $        , which is the midpoint of the public offering price range set forth on the front cover of this prospectus, the conversion price of the Series C Preferred Stock will be $          per share.

RES has informed us that, if we receive $100 million or more in gross proceeds and promptly upon our receipt of our proceeds in the offering, that it intends to convert 2,000,000 shares of the Series C Preferred Stock it holds into shares of our common stock in accordance with the terms of the Series C Preferred Stock. As a result of the conversion, assuming the conversion price of the Series C Preferred Stock is $          per share, which is equal to the midpoint of the public offering price range set forth on the front cover of this prospectus, we will issue an aggregate of              shares of our common stock to RES upon conversion. Following such conversion, RES will hold 1,000,000 shares of the Series C Preferred Stock and              shares of our common stock, which will represent approximately     % of the voting power of our outstanding shares of voting stock. Subject to the terms and conditions of the directors designation agreement we entered into with RES in February 2012, upon completion of the offering, the number of directors RES will have the right to designate to our board of directors will be reduced from four directors to              directors.

In addition, RES has the right to acquire up to $30.0 million in shares of our common stock in this offering at the public offering price, without the payment of any underwriting discount.

Issuance of New Warrants

We intend, as consideration for RES converting the Series C Preferred Stock, to issue the New Warrants to RES at the closing of this offering. The New Warrants will be exercisable to purchase up to 2,500,000 shares of our common stock at an exercise price equal to 110% of the public offering price of the shares of our common stock offered pursuant to this prospectus. Accordingly, if the shares of our common stock offered pursuant to this prospectus are offered to the public at $          per share, which is equal to the midpoint of the public offering price range set forth on the front cover of this prospectus, the exercise price of the New Warrants will be $          per share, which is equal to 110% of the per share public offering price. The New Warrants will expire five years after the closing date of this offering.

Amendments to Terms of Old Warrants

In connection with the issuance of the New Warrants, effective as of the closing of this offering, the terms of the Old Warrants will be amended to reflect the terms of the New Warrants. As amended, the exercise price of the Old Warrants will be adjusted from the current exercise price of $9.60 per share, on a post-split basis, so that the exercise price of the Old Warrants is equal to the exercise price of the New Warrants. In addition to the adjustment of the exercise price, the expiration date of the Old Warrants will be extended from the current expiration date of January 31, 2017 to the date that is five years after the closing date of this offering. All other terms of the Old Warrants will remain unchanged.

Our agreement with RES and IRSA with respect to the adjustments and amendment to certain terms of the Series C Preferred Stock and certain terms of the Old Warrants, as well as RES’s conversion of the Series C Preferred Stock and the issuance to RES of the New Warrants, has been filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Summary Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks discussed in “Risk Factors” beginning on page 22 of this prospectus and in “Item 1A. Risk Factors” in our Form 10-K for certain risk factors relevant to an investment in our common stock, including, among others:

¡

We expect to have approximately $144.5 million of indebtedness outstanding following this offering, on a pro forma basis, of which $87.8 million is full recourse to us, which may expose us to the risk of default under our debt obligations.

¡	Our current plans for meeting our short-term liquidity needs include the sale of hotels and we may not be able to timely sell hotels to meet our liquidity needs.

¡

There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

¡

Cash available for distribution to our shareholders may not be sufficient to make distributions at expected levels and we cannot assure you of our ability to make or increase distributions at this time.

¡	The market price and trading volume of our common stock may be volatile following this offering.

¡

RES, our largest shareholder, holds significant voting power and has the right to designate directors and approve certain transactions, which provides RES with significant power to influence our business and affairs.

¡

If we are unable to complete the acquisitions of the hotels we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

¡	Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

Our Structure

We conduct our business through an umbrella partnership REIT, or UPREIT, structure in which our hotels are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 99% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties.

Our Tax Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ended on December 31, 1994. We have been organized and operated and intend to continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our shareholders. Our ability to continue to qualify as a REIT will depend upon our satisfaction of various operational and organizational requirements, including requirements related to the nature of our assets, the sources of our income, the diversity of our stock ownership and the distributions to our shareholders, including a requirement that we distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our shareholders. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates (up to 35%) as well as state and local taxes. Even if we qualify as a REIT, we may be subject to some federal, state, local and foreign taxes on our income and property. Our taxable REIT subsidiary, or TRS, is fully subject to corporate income tax as a C corporation on its earnings.

In order to continue to qualify as a REIT, our income must come primarily from “rents from real property,” mortgage interest and real estate gains. Qualifying “rents from real property” includes rents from interests in real property, certain charges for services customarily rendered in connection with the rental of real property, and a limited amount of rent attributable to personal property that is leased under, or in connection with, a lease of real property. However, operating revenues from a hotel property are not qualifying “rents from real property.” Therefore, we generally must lease our hotel properties to another party from whom we will derive rent income that will qualify as “rents from real property” under the REIT rules. Accordingly, we generally will lease each of our hotels to a taxable TRS lessee. Each TRS lessee pays rent to us that generally should qualify as “rents from real property,” provided that an “eligible independent contractor” operates and manages each hotel property on behalf of the TRS lessee. We lease each of our hotel properties to TRS Leasing, Inc., or TRS Lessee, which is a TRS wholly-owned by Supertel Hospitality REIT Trust. Our hotel properties are managed by HLC Hotels Inc., Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc. and Cherry Cove Hospitality Management, LLC, each of which we believe qualifies as an “eligible independent contractor.” The income remaining in our TRS Lessee after the payment of rent to us, management fees, operating expenses and other costs will be subject to corporate tax.

Restrictions on Ownership of Our Capital Stock

Our charter generally prohibits any shareholder from beneficially owning more than 9.9% of our common stock or 9.9% of any class or series of our preferred stock. Our charter, however, provides for certain exemptions from the ownership limitation, provided generally that the grant of such exemptions will not jeopardize our REIT status. Our board of directors has established such an exemption for RES. RES may not convert its shares of the Series C Preferred Stock or exercise the Warrants to the extent the conversion or exercise would cause RES or any of its affiliates to beneficially own more than 34% of the total number of votes represented by our voting stock. For purposes of RES’s beneficial ownership limitation “voting stock” means capital stock having the power to vote generally for the election of directors of our company and includes the Series C Preferred Stock. See “Description of Capital Stock—Description of Preferred Stock—Series C Preferred Stock” for voting rights of the Series C Preferred Stock’” and “Description of Capital Stock-Restrictions on Ownership and Transfer” for a description of RES’s beneficial ownership limitation. Our charter also prohibits any person from owning or transferring shares of our capital stock if such ownership or transfer would result in our failure to meet certain REIT requirements under the Internal Revenue Code of 1986, as amended, or the Code.

Our Distribution Policy

We intend to recommence regular quarterly cash distributions to the holders of common stock. While we have not made distributions on our common stock since the fourth quarter of 2008, we intend to pay a pro rata initial distribution with respect to the period commencing on the date of completion of this offering and ending on September 30, 2013, based on a rate of $          per share for a full quarter. On an annualized basis, this would be $          per share, or an annual distribution rate of approximately     % based on an assumed offering price of $        , which is the midpoint of the public offering price range set forth on the front cover of this prospectus. We estimate that our initial annual distribution will represent approximately     % of our estimated cash available for distribution for the 12-month period ending March 31, 2014. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to maintain our qualification as a REIT. We intend to generally distribute to our shareholders each year on a regular quarterly basis sufficient amounts of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings (other than the earnings of TRS Lessee, which are subject to tax at regular corporate rates) and to qualify for the tax benefits afforded to REITs under the Code. See “Distribution Policy.”

Corporate Information

Our executive offices are located at 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68701 and our telephone number is (402) 371-2520. We also maintain offices at 11422 Miracle Hills Drive, Suite 501, Omaha, Nebraska 68154. We maintain an Internet website located at www.supertelinc.com. Our internet website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available free of charge on our website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission, or SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print upon request. Requests should be sent to Supertel Hospitality, Inc., 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

The Offering

Common stock offered by us(1)	shares

Common stock outstanding after this offering(2)(3)	shares

Use of proceeds	We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $ per share, which is the midpoint of the public offering price range set forth on the front cover of this prospectus and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters’ overallotment option is exercised in full). The amount of net proceeds assumes that RES does not purchase shares of our common stock in this offering.

We intend to use the net proceeds as follows:

•

approximately $47.6 million to fund the cash portion of the purchase prices of the Acquisition Hotels we currently have under contract and approximately $2.5 million to fund closing costs, franchise fees, costs related to our assumption of $13.2 million of existing first mortgage debt secured by the two hotels in the CHMK Hotel Portfolio and non-recurring capital expenditures;

•

approximately $          million for the anticipated redemption of all of the outstanding shares of our 8.00% Series A Convertible Preferred Stock, or the Series A Preferred Stock, and all of the outstanding shares of our 10.00% Series B Cumulative Preferred Stock, or the Series B Preferred Stock, and the payment of accrued and unpaid dividends thereon to the redemption date; and

•	any remaining proceeds for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

Nasdaq Global Market symbol	“SPPR”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus and in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of certain risk factors that you should consider before investing in our common stock.

(1)	Excludes up to shares of common stock that may be issued by us upon exercise by the underwriters of their overallotment option.

(2)	Common stock outstanding reflects the one-for-eight reverse stock split that we effected on , 2013, and it assumes (i) RES converts 2,000,000 shares of the Series C Preferred Stock into an aggregate of shares of our common stock at the closing of this offering and (ii) RES does not purchase shares of our common stock in this offering.

(3)	Excludes (i) 31,000 shares of common stock issuable upon exercise of outstanding options granted to our employees having a weighted average exercise price of $10.73, (ii) 6,250,000 shares of our common stock reserved for issuance upon exercise of the Warrants held or to be held by RES with an exercise price equal to 110% of the public offering price per share of our common stock in this offering, (iii) shares of our common stock reserved for issuance upon conversion of 1,000,000 shares of the Series C Preferred Stock held by RES (iv) 12,126 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Supertel Limited Partnership and (v) up to shares of our common stock the underwriters may purchase to cover overallotments, if any.

Summary Pro Forma Financial Information

You should read the following summary pro forma financial and operating data in conjunction with our unaudited pro forma consolidated financial statements and the related notes thereto and our selected financial data, each appearing elsewhere in this prospectus, as well as our historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Form 10-K and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, or Form 10-Q, both of which are incorporated by reference in this prospectus.

The following unaudited summary pro forma financial data and operating data gives effect to:

¡	the one-for-eight reverse split of our issued and outstanding common stock that we effected on , 2013;

¡	the consummation of this offering;

¡

the conversion by RES, at the closing of this offering, of 2,000,000 shares of the Series C Preferred Stock it holds into shares of our common stock, if we receive gross proceeds of $100 million or more and promptly upon our receipt of our proceeds in the offering, and in consideration for RES converting the Series C Preferred Stock, the issuance to RES of the New Warrants at the closing of this offering and the amendment of certain terms of the Old Warrants;

¡	the application of the net proceeds from the offering, including:

¡	our planned acquisition of the CN Hotel Portfolio for approximately $43.6 million, including approximately $1.3 million of closing costs, franchise fees and non-recurring capital expenditures;

¡

our planned acquisition of the CHMK Hotel Portfolio for approximately $19.7 million (of which amount approximately $13.2 million will be funded by us through our assumption of existing first mortgage debt secured by the two hotels in the CHMK Hotel Portfolio), including approximately $1.2 million of closing costs, franchise fees, non-recurring capital expenditures and costs related to our assumption of the existing first mortgage debt; and

¡

the redemption of all outstanding shares of the Series A Preferred Stock and all outstanding shares of the Series B Preferred Stock and the payment of accrued and unpaid dividends thereon to the redemption date.

The pro forma balance sheet data gives effect to each of the transactions referred to above, as if the transactions had occurred on March 31, 2013. The pro forma statement of operations data is presented as if each of the transactions referred to above had occurred on January 1, 2012 and 2013.

The unaudited summary pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The following table presents summary unaudited pro forma statements of operations and other data for the three months ended March 31, 2013 and for the year ended December 31, 2012 (dollars in thousands except per share data):

	Pro Forma Three Months Ended March 31, 2013	Pro Forma Year Ended December 31, 2012
STATEMENT OF OPERATIONS AND OTHER DATA	(unaudited)	(unaudited)
REVENUES
Room rentals and other hotel services	$17,428	$80,962

EXPENSES
Hotel and property operations	14,329	58,980
Depreciation and amortization	2,685	9,906
General and administrative	1,059	3,908
Acquisition, termination expense	21	240

	18,094	73,034

EARNINGS (LOSS) BEFORE NET LOSS ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES	(666)	7,928

Net loss on dispositions of assets	(29)	3
Other income (expense), net	(86)	21
Interest expense	(2,066)	(8,340)
Loss on debt extinguishment	(91)	—
Impairment	—	(3,830)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,938)	(4,218)
Income tax expense (benefit)	—	6,637
LOSS FROM CONTINUING OPERATIONS	(2,938)	(10,855)

Noncontrolling interest	7	10

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO CONTROLLING INTEREST	(2,931)	(10,845)
Preferred stock dividends	(157)	(625)

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(3,088)	$(11,470)

Weighted average shares outstanding—basic

Weighted average shares outstanding—diluted

NET LOSS FROM CONTINUING OPERATIONS PER COMMON SHARE—BASIC AND DILUTED(1)

	Pro Forma Three Months Ended March 31, 2013		Pro Forma Year Ended December 31, 2012
STATEMENT OF OPERATIONS AND OTHER DATA	(unaudited)		(unaudited)
OTHER DATA: (2)
EBITDA		$1,543		$13,248
Adjusted EBITDA		$2,060		$18,177
Funds from Operations (FFO)		$(585)		$2,098
Adjusted Funds from Operations (AFFO)		$(247)		$2,585
EBITDA per share—basic and diluted	$		$
Adjusted EBITDA per share—basic and diluted	$		$
FFO per share—basic and diluted	$		$
FFO per share—basic and diluted	$		$

(1)	If convertible preferred stock is converted to other securities issued by the registrant pursuant to an inducement offer, the increase in the new fair value of the derivative liabilities is to be subtracted from net earnings available to common shareholders in the calculation of earnings per share. At the time of conversion of the Series C Preferred Stock and the issuance of the New Warrants, the increase in fair value will be included in the calculation of earnings per share.

(2)	EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We calculate EBITDA and Adjusted EBITDA by adding back to net earnings (loss) available to common shareholders certain non-operating expenses and non-cash charges which are based on historical cost accounting and we believe may be of limited significance in evaluating current performance. We believe these adjustments can help eliminate the accounting effects of depreciation and amortization and financing decisions and facilitate comparisons of core operating profitability between periods, even though EBITDA and Adjusted EBITDA also do not represent amounts that accrue directly to common shareholders. In calculating Adjusted EBITDA, we add back noncontrolling interest, net (gain) loss on disposition of assets, preferred stock dividends and acquisition expenses, which are cash charges. We also add back impairment and unrealized gain or loss on derivatives, which are non-cash charges.

EBITDA and Adjusted EBITDA do not represent cash generated from operating activities determined by GAAP and should not be considered as alternatives to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. EBITDA and Adjusted EBITDA are not measures of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to make cash distributions. Neither do the measurements reflect cash expenditures for long-term assets and other items that have been and will be incurred. EBITDA and Adjusted EBITDA may include funds that may not be available for management’s discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of our operating performance. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

FFO and AFFO are non-GAAP financial measures. We consider FFO and AFFO to be market accepted measures of an equity REIT’s operating performance, which are necessary, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts (NAREIT) standards, consists of net income computed in accordance with GAAP, excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. AFFO is FFO adjusted to exclude either gains or losses on derivative liabilities, which are non-cash charges against income and which do not represent results from our core operations. AFFO also adds back acquisition costs. FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO and AFFO should not be considered as alternatives to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO and AFFO in the same manner; therefore, our calculation may not be the same as the calculation of FFO and AFFO for similar REITs.

We use FFO and AFFO as performance measures to facilitate a periodic evaluation of our operating results relative to those of our peers. We consider FFO and AFFO to be useful additional measures of performance for an equity REIT because they facilitate an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assume that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO and AFFO provide a meaningful indication of our performance.

The following tables reconciles the pro forma FFO and AFFO of the Company for the year ended December 31, 2012 and for the three months ended March 31, 2013 (dollars in thousands, except per share data).

	Pro Forma Three Months Ended March 31, 2013		Pro Forma Year Ended December 31, 2012
	(unaudited)		(unaudited)
NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS		$(3,088)		$(11,470)
Depreciation and amortization		$2,685		$9,906
Net (gain) loss on disposition of assets		$29		$(3)
Impairment		$—		$3,830

FFO available to common shareholders		$(374)		$2,263

Unrealized gain loss on derivatives		$106		$82
Acquisitions expense		$21		$240

AFFO available to common shareholders		$(247)		$2,585

FFO per share—basic and diluted	$		$
AFFO per share—basic and diluted	$		$
Weighted average shares outstanding—basic

Weighted average shares outstanding—diluted

The following tables reconciles the pro forma EBITDA and Adjusted EBITDA of the Company for the year ended December 31, 2012 and for the three months ended March 31, 2013 (dollars in thousands).

	Pro Forma Three Months Ended March 31, 2013 (unaudited)	Pro Forma Year Ended December 31, 2013 (unaudited)
RECONCILIATION OF NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
Net loss attributable to common shareholders	$(3,088)	$(11,470)
Interest in continuing operations	2,157	8,340
Income tax benefit in continuing operations	—	300
Income tax valuation allowance expense	—	6,337
Depreciation and amortization in continuing operations	2,685	9,906

EBITDA	1,754	13,413
Noncontrolling interest	(7)	(10)
Net gain on disposition of assets	29	(3)
Impairment	—	3,830
Preferred stock dividends	157	625
Unrealized gain loss on derivatives	106	82
Acquisition expense	21	240

Adjusted EBITDA	$2,060	$18,177

The following table presents summary pro forma balance sheet data as of March 31, 2013 (dollars in thousands):

Supertel Pro Forma Consolidated
BALANCE SHEET DATA:	(unaudited)
Investments in hotel properties, less accumulated depreciation	$225,428
Cash and cash equivalents	$26,925
Investment in hotel properties, held for sale, net	$24,299
Total assets	$286,919
Debt related to hotel properties held for sale	$15,754
Long-term debt	$128,785
Total liabilities	$183,172
Total shareholders’ equity	$103,639
Noncontrolling interest	$108
Total equity	$103,747

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider all of the risks described in this prospectus and the risks described in “Item 1A. Risk Factors” in our Form 10-K, which is incorporated by reference herein, before making an investment decision to purchase shares of our common stock offered by this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference.” The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, results of operations, the per share trading price of our common stock and our ability to make distributions to our shareholders. In that case, you may lose some or all of your investment in our common stock. Some of the statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-Looking Statements.”

Risks Related to Our Business

We expect to have approximately $144.5 million of indebtedness outstanding following this offering, on a pro forma basis, which may expose us to the risk of default under our debt obligations.

We expect to have approximately $144.5 million of indebtedness outstanding following this offering, on a pro forma basis, of which $87.8 million is full recourse to us. Payments of principal and interest on borrowings may leave us with insufficient cash resources to conduct our business or pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

¡	our cash flow may be insufficient to meet our required principal and interest payments;

¡	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet our operational needs;

¡	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

¡	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in the violation of certain covenants to which we may be subject;

¡	we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans or collect income from our properties;

¡

we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our shareholders; and

¡	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations and cash flow could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Risks Related to this Offering

There has been a limited public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering and our common stock may trade below the public offering price.

Prior to this offering, there has been a limited public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the public offering price. The public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the public offering price following the completion of this offering. See “Underwriting.”

The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

Cash available for distribution to our shareholders may not be sufficient to make distributions at expected levels, and we cannot assure you of our ability to make or increase distributions at this time.

We have not made a distribution on our common stock since the fourth quarter of 2008. However, upon completion of this offering, we intend to recommence making distributions on our common stock. Our estimated initial annual distribution represents     % of our estimated cash available for distribution for the 12-month period ending March 31, 2014 as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to shareholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not have available borrowing capacity under our existing senior secured credit facility with Great Western Bank to fund distributions. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by our credit facility. Our credit facility with Great Western Bank requires that we not pay dividends in excess of 75% of our funds from operations per year.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

Following this offering, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

¡	actual or anticipated variations in our quarterly operating results or dividends;

¡	changes in our funds from operations or earnings estimates;

¡	publication of research reports about us or the lodging industry;

¡	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

¡	changes in market valuations of similar companies;

¡	adverse market reaction to any additional debt we incur in the future;

¡	additions or departures of key management personnel;

¡	actions by institutional or other large shareholders;

¡	speculation in the press or investment community;

¡	the realization of any of the other risk factors presented in this prospectus;

¡	the extent of investor interest in our securities;

¡	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

¡	our underlying asset value;

¡	investor confidence in the stock and bond markets generally;

¡	changes in tax laws;

¡	future equity issuances;

¡	failure to meet earnings estimates;

¡	failure to maintain our REIT qualification;

¡	changes in our credit ratings; and

¡	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

RES, our largest shareholder, holds significant voting power and has the right to designate directors, which provides the shareholder with significant power to influence our business and affairs.

After the completion of this offering, RES will beneficially own approximately     % of our outstanding common stock, which includes shares of our common stock issuable upon conversion of the remaining Series C Preferred Stock and the Warrants held by RES but subject to RES’s beneficial ownership limitation See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

By virtue of its voting power and board designation rights, RES has the power to significantly influence our business and affairs and the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. RES’s influence over our business and affairs may not be consistent with the interests of some or all of our shareholders. See “Description of Capital Stock—RES and IRSA Approval.”

In addition, the concentration of ownership of various classes of our capital stock may have the effect of delaying or preventing a change in control of our company, including a transaction that would be in the best interests of our shareholders and result in a premium to the price of our common stock. As a result, the concentration of ownership of various classes of our capital stock might negatively affect the market price of our common stock.

If we are unable to complete the acquisitions of the hotels we have contracted to purchase in a timely fashion or at all, we may experience delays in locating and securing attractive alternative investments.

We anticipate the closing of our purchase of the Acquisition Hotels following consummation of this offering. However, we cannot assure you that we will acquire these hotels because the proposed acquisitions are subject to a variety of factors, including the satisfaction of closing conditions.

If we do not complete the acquisitions within our anticipated time frame or at all, we may experience delays in locating and securing attractive alternative investments. These delays could result in our future operating results not meeting expectations and adversely affect our ability to make distributions to our shareholders.

Our issuance of additional shares of capital stock may reduce the market price for our common stock and dilute your beneficial ownership.

We cannot predict the effect, if any, that future sales of our shares of capital stock, or the availability of our securities for future sale, will have on the market price of our common stock. Sales of substantial amounts of our capital stock or debt securities convertible into or exercisable or exchangeable for capital stock in the public market or the perception that such sales might occur could reduce the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

The issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, including up to shares of our common stock issuable to RES but subject to RES’s beneficial ownership limitation (see “Description of Capital Stock—Restrictions on Ownership and Transfer” for a description of RES’s beneficial ownership limitation) upon the conversion of shares of the Series C Preferred Stock and upon the exercise of the Warrants that will be outstanding after the completion of this offering, could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing shareholders.

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our distribution rate as a percentage of the market price of our common stock, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be strongly affected by the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to shareholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred stock, which may be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including additional series of our preferred stock. We will be able to issue additional shares of preferred stock without shareholder approval (other than approval by RES in certain circumstances), unless shareholder approval is required by applicable law or the rules of the Nasdaq Global Market or any other stock exchange or automated quotation system on which our securities may be listed or traded. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Furthermore, preferred stock and debt generally have a preference distribution or interest payments that could limit our ability to make a distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution of owners of our common stock. Other than RES, holders of our common stock are not entitled to preemptive rights or other protections against dilution. We have issued and outstanding three series of preferred stock, each of which ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up. See “Description of Capital Stock.”

Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests.

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention with respect to our business, our markets, our belief that we have the liquidity and capital resources necessary to meet our known obligations; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects, among others, may be forward-looking:

¡	the use of the proceeds of this offering;

¡	the state of the U.S. economy generally or in specific geographic regions in which we operate, and the effect of general economic conditions on the lodging industry in particular;

¡	our ability to maintain relationships with hotel management companies and franchisors;

¡	the operating strategies and results of our hotel management companies;

¡	market conditions, including occupancy levels and rates;

¡	actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impart of these actions, initiatives and policies;

¡	our ability to identify and acquire properties that meet our investment criteria;

¡	ability to sell non-core hotels and redeploy the capital;

¡	the level and volatility of prevailing market interest rates and general economic conditions;

¡	financing risks, such as our inability to refinance debt as it matures or to obtain debt or equity financing on favorable terms, or at all;

¡	our ability to maintain our qualification as a REIT for federal income tax purposes;

¡	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

¡	the availability and cost of insurance; and

¡

other factors discussed under the heading “Risk Factors” in this prospectus, in our Form 10-K and in other documents we have filed with the SEC and which we incorporate by reference into this prospectus.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $          million, (or approximately $          million if the underwriters exercise their overallotment option in full) assuming a public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus and in each case after deducting the underwriting discount and estimated offering costs and expenses. The amount of net proceeds assumes that RES does not purchase shares of our common stock in this offering.

We will contribute all of the net proceeds to Supertel Limited Partnership, increasing our ownership of partnership interests in Supertel Limited Partnership from 99% to 99.9%. The partnership intends to use the net proceeds from this offering as follows:

¡

approximately $47.6 million to fund the cash portion of the purchase prices of the Acquisition Hotels we currently have under contract and approximately $2.5 million to fund closing costs, franchise fees, costs related to our assumption of $13.2 million of existing first mortgage debt secured by the two hotels in the CHMK Hotel Portfolio and non-recurring capital expenditures;

¡

approximately $          million for the anticipated redemption of all of the outstanding shares of the Series A Preferred Stock and all of the outstanding shares of the Series B Preferred Stock and the payment of accrued and unpaid dividends thereon to the redemption date; and

¡	any remaining proceeds for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the Nasdaq Global Market under the symbol “SPPR.” The closing sales price for the common stock on July 25, 2013 was $0.93 per share on a pre-split basis. The table below sets forth the high and low sales prices per share of our common stock on a pre-split basis, as reported on the Nasdaq Global Market, for the periods indicated.

	Supertel Hospitality, Inc. Common Stock
	High	Low
2011
First Quarter	$1.90	$1.51
Second Quarter	$1.68	$0.90
Third Quarter	$1.18	$0.70
Fourth Quarter	$0.93	$0.60
2012
First Quarter	$1.35	$0.62
Second Quarter	$1.12	$0.73
Third Quarter	$1.11	$0.80
Fourth Quarter	$1.10	$0.95
2013
First Quarter	$1.23	$0.96
Second Quarter	$1.18	$0.87
Third Quarter (through July 25, 2013)	$0.97	$0.85

No dividends on our common stock were paid in 2011 or 2012, or for the first two full quarters of 2013. We intend to pay a pro rata initial distribution with respect to the period commencing on the date of completion of this offering and ending on September 30, 2013, based on a rate of $          per share for a full quarter. However, the actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

As of July 26, 2013, there were 117 holders of record of our common stock.

On                     , 2013, we effected a one-for-eight reverse split of our issued and outstanding shares of common stock. The following table sets forth the high and low sales prices per share of our common stock on a post-split basis, as reported on the Nasdaq Global Market for the periods indicated as adjusted to reflect the one-for-eight reverse stock split.

Supertel Hospitality, Inc. Common Stock
	High	Low
2011
First Quarter	$	$
Second Quarter	$	$
Third Quarter	$	$
Fourth Quarter	$	$
2012
First Quarter	$	$
Second Quarter	$	$
Third Quarter	$	$
Fourth Quarter	$	$
2013
First Quarter	$	$
Second Quarter	$	$
Third Quarter (through July 25, 2013)	$	$

DISTRIBUTION POLICY

We intend to pay regular quarterly cash distributions to the holders of common stock. While we have not made distributions on our common stock since the fourth quarter of 2008, we intend to once again make distributions to shareholders following completion of this offering beginning with a pro rata initial distribution with respect to the period commencing on the date of completion of this offering and ending on September 30, 2013, based on a rate of $ per share for a full quarter. On an annualized basis, this would be $          per share, or an annual distribution rate of approximately     % based on an assumed offering price of $        , which is the midpoint of the public offering price range set forth on the front cover of this prospectus. We estimate that our initial annual distribution will represent approximately     % of our estimated cash available for distribution for the 12-month period ending March 31, 2014. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12-month period ending March 31, 2014, which we have calculated based on adjustments to our pro forma net loss for the 12-month period ended March 31, 2013 (after giving effect to this offering, the conversion by RES of 2,000,000 shares of Series C Preferred Stock into                      shares of our common stock (assuming the conversion price per share of Series C Preferred Stock is $                     per share, which is the midpoint of the public offering price per share set forth on the front cover of this prospectus) and the intended use of proceeds from this offering as described in this prospectus under “Use of Proceeds”). This estimate was based on our pro forma operating results and does not take into account our business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the 12-month period ending March 31, 2014, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts or attempt to project the effect on our results of operations of any changes in the U.S. economy, the lodging industry generally or the market segments in which we operate, in particular. Our estimate also does not reflect the amount of cash to be used for investing activities for acquisition and other activities, other than recurring capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage indebtedness that will be outstanding upon completion of this offering. Any such investing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth below in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining our initial annual distribution. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We currently expect to maintain our initial distribution rate for the 12-month period following completion of this offering and the formation transactions. However, our board of directors will monitor and adjust this rate as it deems appropriate to reflect our actual results of operations, economic conditions, capital expenditure requirements, debt service requirements, including limits on distributions that may be contained in our financing agreements, and other factors that could cause actual distributions to differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our hotel properties, our operating expenses, interest expense and unanticipated expenditures. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including available borrowing capacity under our $12.1 million secured revolving credit facility with Great Western Bank, selling certain hotels or using a portion of the net proceeds we receive in this offering or future offerings. In addition, we may be required to issue preferred stock that could have a preference over our common stock as to distributions. If we issue preferred stock, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our common stock or distribution of debt securities.

We anticipate that, at least initially, our distributions will exceed our then-current and then-accumulated earnings and profits as determined for federal income tax purposes due to non-cash expenses, consisting primarily of depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder under current federal income tax law to the extent those distributions do not exceed the shareholder’s adjusted tax basis in his or her common stock. Instead, these distributions will reduce the adjusted tax basis of the common stock. In that case, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a shareholder’s adjusted tax basis in his or her common stock, they will be treated as a gain from the sale or exchange of the stock. We expect to pay our first distribution after this offering in October 2013, which will include a payment with respect to the period commencing on the date of completion of this offering and ending on September 30, 2013. We expect that a portion of our estimated initial distribution will represent a return of capital for the tax period ending December 31, 2013. The percentage of our shareholder distributions (if any) that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material Federal Income Tax Considerations.”

Actual distributions may be significantly different from expected distributions. We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including revenue we receive from our hotels, performance of our hotel management companies, our operating expenses, our interest expense, the impact of hotel acquisitions and dispositions and the impact of renovations and other planned and unanticipated capital expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations and our ability to make distributions, please see “Risk Factors” in this prospectus and in “Item 1A. Risk Factors” in our Form 10-K, which is incorporated by reference in this prospectus.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make some distributions or make taxable distribution, of our common stock or debt securities.

The following table sets forth calculations relating to the intended initial annual distribution rate based on our pro forma loss for the 12-month period ending March 31, 2014, and we cannot assure you that the intended initial annual distribution rate will be made or sustained. The calculations are being made solely for the purpose of illustrating the initial annual distribution rate and are not necessarily intended to be a basis for determining future distributions. The calculations include the following material assumptions:

¡

income and cash flows from continuing operations for the 12-month period ending March 31, 2014 will be substantially the same as our income and cash flows from continuing operations for the 12-month period ended March 31, 2013;

¡

cash flows used in investing activities for the 12-month period ending March 31, 2014 for the assets classified in continuing operations will be substantially the same as our average annual capital expenditures as a percentage of our revenue for the three-year period ended December 31, 2013; and

¡

cash flows used in financing activities reflects the adjustment to arrive at the contractually committed amounts for debt service on the assets classified in continuing operations for the 12-month period ending March 31, 2014.

These calculations do not assume any changes to our operations or any acquisitions or dispositions, which would affect our operating results and cash flows, or changes in our outstanding common stock. We cannot assure you that our actual results will be as indicated in the calculations below. All dollar amounts, other than per share amounts, are in thousands.

Pro forma loss from continuing operations for the year ended December 31, 2012		$(11,470)
Less: Pro forma loss from continuing operations for the three months ended March 31, 2012		(2,136)
Add: Pro forma loss from continuing operations for the three months ended March 31, 2013		(3,088)

Pro forma loss from continuing operations for the twelve months ended March 31, 2013		$(12,422)
Add: Depreciation and amortization(1)		10,027
Add: Amortization of warrant costs(2)		823
Add: Amortization of deferred financing costs(3)		67
Add: Non cash loss on disposal of assets(4)		(22)
Add: Non cash compensation expense(5)		56
Add: Impairment loss(6)		4,096
Less: Unrecognized gain on derivative instruments(7)		(216)
Add: Income tax expense(8)		6,323

Estimated cash flows from operating activities for the twelve months ending March 31, 2014		$8,731
Estimated cash flow from investing activities—required capital expenditures(9)		(4,152)
Estimated cash flows from financing activities(10)		(2,000)

Estimated cash available for distribution for the twelve months ending March 31, 2014		$2,570
Estimated initial distribution	$
Ratio of intended initial distribution to estimated cash available for distribution		%

(1)	Represents non-cash item recorded as an operating expense.

(2)	Represents a non-cash item recorded as interest expense

(3)	Represents amortization of non-cash warrant costs.

(4)	Represents non-cash item recorded as a loss on disposal of assets.

(5)	Represents non-cash compensation recorded as an administrative and general corporate expense.

(6)	Represents non-cash items recorded as loss on impairment of assets.

(7)	Represents non-cash adjustments related to derivative liabilities.

(8)	Represents a non-cash adjustment to the deferred tax asset shown on the balance sheet. We recorded a deferred tax asset on the balance sheet to reflect the benefit of tax loss carry forwards. At December 31, 2012 we made the decision to record a valuation allowance against the deferred tax asset that results in no net deferred tax asset at December 31, 2012 due to the uncertainly of realization of the tax benefit (because of historical operations losses). The impact on the statement of operations for the twelve months ending December 31, 2012 was income tax expense of $6,637. For the three months ended March 31, 2012 we had recorded an income tax benefit of $314 and on March 31, 2013 we did not record any income tax expense or benefit for a pro forma non-cash adjustment of $6,323 for the twelve month period ending March 31, 2014.

(9)	Represents our average percentage of our annual capital expenditures for the three year period ended December 31, 2012 as a percentage of our pro forma total revenue.

(10)	Represents the adjustments necessary to reflect the scheduled interest and principal amortization for the pro forma indebtedness through March 31, 2014.

CAPITALIZATION

The following table sets forth our total capitalization on: (i) an actual basis at March 31, 2013; and (ii) an as-adjusted basis, assuming RES does not purchase common stock in this offering. The as adjusted column reflects our capitalization, as of March 31, 2013, after giving effect to:

¡	the one-for-eight reverse split of our common stock that we effected on , 2013;

¡	the sale of our common stock in this offering and the application of the net proceeds therefrom as described under “Use of Proceeds;” and

¡

the conversion by RES, at the closing of this offering, of 2,000,000 shares of the Series C Preferred Stock into shares of our common stock (assuming the gross proceeds from this offering are $100 million or more and promptly upon our receipt of our proceeds in the offering) and, in consideration for RES converting the Series C Preferred Stock, the issuance to RES of the New Warrants and the amendment of the Old Warrants.

	As of March 31, 2013
	Actual	As adjusted
	(in thousands, except per share data)
Total debt	$131,363
Redeemable preferred stock: 10.00% Series B Preferred Stock, $0.01 par value, $25.00 liquidation preference per share, 800,000 shares authorized, 332,500 shares outstanding (actual) and no shares outstanding (as adjusted)	7,662
Shareholders’ equity:
8.00% Series A Preferred Stock, $0.01 par value per share, $10.00 liquidation preference per share, 2,500,000 shares authorized, 803,270 shares outstanding (actual) and no shares outstanding (as adjusted)	8
6.25% Series C Preferred Stock, $0.01 par value per share. $10.00 liquidation preference per share, 3,000,000 shares authorized 3,000,000 shares outstanding (actual) and 1,000,000 shares outstanding (as adjusted)	30
Common stock, $.01 par value per share, 200,000,000 shares authorized, 2,893,705 shares outstanding (actual) and shares outstanding (as adjusted)(1)	231
Common stock warrants	252
Additional paid-in capital	134,804
Distributions in excess of retained earnings	(103,672)

Total shareholders’ equity	$31,653
Noncontrolling interest:
Noncontrolling interest in consolidated partnership, redemption value $113	108
Total equity	31,761

Total capitalization	$170,786

(1)	Common stock outstanding on an as adjusted basis excludes (i) 31,000 shares of our common stock issuable upon exercise of outstanding options granted to our employees having a weighted average exercise price of $10.73, (ii) 6,250,000 shares of our common stock reserved for issuance upon exercise of the Warrants held or to be held by RES with an exercise price equal to 110% of the public offering price per share of our common stock in this offering, (iii) shares of our common stock reserved for issuance upon conversion of 1,000,000 shares of the Series C Preferred Stock held by RES, (iv) 12,126 shares of our common stock reserved for issuance upon redemption of limited partnership interests in Supertel Limited Partnership and (vi) up to additional shares of our common stock the underwriters may purchase to cover overallotments, if any.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Form 10-K and our Form 10-Q, both of which are incorporated by reference in this prospectus.

The historical data is presented pre-split. The unaudited selected pro forma financial data gives effect to:

¡	the one-for-eight reverse split of our issued and outstanding common stock that we effected on , 2013;

¡	the consummation of this offering;

¡

the conversion by RES, at the closing of this offering, of 2,000,000 shares of the Series C Preferred Stock it holds into shares of our common stock, if we receive gross proceeds of $100 million or more and promptly upon our receipt of our proceeds in the offering, and, in consideration for RES converting the Series C Preferred Stock, the issuance of the New Warrants to RES at the closing of this offering and the amendment of certain terms of the Old Warrants;

¡	the application of the net proceeds from the offering, including:

¡	our planned acquisition of the CN Hotel Portfolio for approximately $43.5 million, including approximately $1.3 million of closing costs, franchise fees and non-recurring capital expenditures;

¡

our planned acquisition of the CHMK Hotel Portfolio for approximately $19.7 million (of which amount approximately $13.2 million will be funded by us through our assumption of existing first mortgage debt secured by the two hotels in the CHMK Hotel Portfolio), including approximately $1.2 million of closing costs, franchise fees, non-recurring capital expenditures and costs related to our assumption of the existing first mortgage debt; and

¡

the redemption of all outstanding shares of the Series A Preferred Stock and all outstanding shares of the Series B Preferred Stock and the payment of accrued and unpaid dividends thereon to the redemption date.

The pro forma balance sheet data gives effect to each of the transactions referred to above, as if the transactions had occurred on March 31, 2013. The pro forma statement of operations data is presented as if each of the transactions referred to above had occurred on January 1, 2012.

The unaudited selected pro forma financial data and operating data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-3 through F-12 in connection with the pro forma financial data contained in this summary.

	Historical
	As of and for the Three Months Ended March 31, (unaudited)		As of and for the Years Ended December 31,
(In thousands, except per share data)	2013	2012	2012	2011	2010	2009	2008
Operating data:
Room rentals and other hotel services	$14,627	$14,583	$70,573	$67,031	$66,394	$63,973	$70,563

Net earnings (loss) from continuing operations	(3,061)	(2,435)	(11,259)	(8,235)	(4,854)	(10,137)	1,031
Discontinued operations	(1,004)	(1,536)	1,039	(9,242)	(5,748)	(17,388)	6,228

Net earnings (loss)	(4,065)	(3,971)	(10,220)	(17,477)	(10,602)	(27,525)	7,259
Noncontrolling interest	7	6	10	32	17	130	(603)

Net earnings (loss) attributable to controlling interests	(4,058)	(3,965)	(10,210)	(17,445)	(10,585)	(27,395)	6,656
Preferred stock dividends	(837)	(657)	(3,169)	(1,474)	(1,474)	(1,474)	(1,160)
Net earnings (loss) available to common shareholders	(4,895)	(4,622)	(13,379)	(18,919)	(12,059)	(28,869)	5,496

EBITDA	(421)	(436)	11,078	1,575	10,116	(3,260)	34,021

Adjusted EBITDA	1,307	2,373	17,063	15,997	18,573	19,968	30,508

FFO	(2,374)	(1,508)	(2,253)	3,933	6,571	7,256	15,147

Adjusted FFO	(2,036)	(294)	(1,766)	4,057	6,649	7,256	15,202

Weighted average number of shares outstanding:
basic	23,101	23,070	23,080	22,978	22,556	21,647	20,840

diluted for EPS calculation	23,101	23,070	23,080	22,978	22,556	21,647	20,840

diluted for FFO per share calculation	23,101	23,070	23,080	22,978	22,556	21,647	22,346

Net earnings per common share from continuing operations—basic	(0.17)	(0.13)	(0.62)	(0.42)	(0.28)	(0.53)	(0.04)
Net earnings per common share from discontinued operations—basic	(0.04)	(0.07)	0.04	(0.40)	(0.25)	(0.80)	0.30

Net earnings per common share basic	(0.21)	(0.20)	(0.58)	(0.82)	(0.53)	(1.33)	0.26

Net earnings per common share diluted	(0.21)	(0.20)	(0.58)	(0.82)	(0.53)	(1.33)	0.26

FFO per share—basic	(0.10)	(0.07)	(0.10)	0.17	0.29	0.34	0.73

Adjusted FFO per share—basic	(0.09)	(0.01)	(0.08)	0.18	0.29	0.34	0.73

FFO per share—diluted	(0.10)	(0.07)	(0.10)	0.17	0.29	0.34	0.71

Adjusted FFO per share—diluted	(0.09)	(0.01)	(0.08)	0.18	0.29	0.34	0.71

Total assets	197,388	227,995	201,847	221,172	256,644	274,395	321,477
Total debt	131,363	146,484	132,821	165,845	175,010	189,513	202,806
Net cash flow:
Provided by operating activities	(381)	(282)	3,789	2,865	7,672	6,101	20,605
Provided (used) by investing activities	1,588	1,151	7,017	8,147	6,865	12,025	(22,558)
Provided (used) by financing activities	(1,761)	8,843	(10,194)	(11,066)	(14,632)	(18,410)	1,499

Dividends per share	—	—	—	—	—	—	0.46

RECONCILIATION OF WEIGHTED AVERAGE NUMBER OF SHARES FOR EPS DILUTED TO FFO DILUTED:
EPS diluted shares	23,101	23,070	23,080	22,978	22,556	21,647	20,840
Common stock issuable upon exercise or conversion of:
Options	—	—	—	—	—	—	—
Series A Preferred Stock	—	—	—	—	—	—	1,506

FFO diluted shares	23,101	23,070	23,080	22,978	22,556	21,647	22,346

	Historical
	As of and for the Three Months Ended March 31, (unaudited)		As of and for the Years Ended December 31,
(In thousands, except per share data)	2013	2012	2012	2011	2010	2009	2008
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA[1]
Net earnings (loss) available to common shareholders	$(4,895)	$(4,622)	$(13,379)	$(18,919)	$(12,059)	$(28,869)	$5,496
Interest in continuing operations	1,940	1,880	7,450	7,706	7,969	7,875	7,973
Interest in discontinued operations	573	798	2,610	4,696	4,255	5,140	5,875
Interest including discontinued operations	2,513	2,678	10,060	12,402	12,224	13,015	13,848
Income tax expense (benefit) in continuing operations	—	(314)	300	(161)	12	197	397
Income tax expense (benefit) in discontinued operations	—	(348)	(1,027)	(1,743)	(1,769)	(1,844)	(702)
Income tax (expense) benefit, including discontinued operations	—	(662)	(727)	(1,904)	(1,757)	(1,647)	(305)
Income tax valuation allowance expense	—	—	6,337	—	—	—	—
Depreciation and amortization in continuing operations	1,961	1,840	7,705	7,855	8,743	9,122	8,874
Depreciation and amortization in discontinued operations	—	330	1,082	2,141	2,965	5,119	6,108
Depreciation and amortization, including discontinued operations	1,961	2,170	8,787	9,996	11,708	14,241	14,982

EBITDA	(421)	(436)	11,078	1,575	10,116	(3,260)	34,021
Noncontrolling interest	(7)	(6)	(10)	(32)	(17)	(130)	603
Net gain on disposition of assets	53	(490)	(7,833)	(1,452)	(1,276)	(2,264)	(5,581)
Impairment	507	1,434	10,172	14,308	8,198	24,148	250
Preferred stock dividend	837	657	3,169	1,474	1,474	1,474	1,160
Unrealized (gain) loss on derivatives	317	1,213	247	—	—	—	—
Acquisition expense	21	1	240	124	78	—	55

Adjusted EBITDA	$1,307	$2,373	$17,063	$15,997	$18,573	$19,968	$30,508

RECONCILIATION OF NET EARNINGS TO FFO[1]
Net earnings (loss) available to common shareholders	$(4,895)	$(4,622)	$(13,379)	$(18,919)	$(12,059)	$(28,869)	$5,496
Depreciation and amortization	1,961	1,840	7,705	7,855	8,743	9,122	8,874
Depreciation and amortization in discontinued operations	—	330	1,082	2,141	2,965	5,119	6,108
Depreciation and amortization, including discontinued operations	1,961	2,170	8,787	9,996	11,708	14,241	14,982
Loss on disposition of assets	29	4	(3)	(1,135)	56	102	1
(Gain) loss on disposition of assets in discontinued operations	24	(494)	(7,830)	(317)	(1,332)	(2,366)	(5,582)
Net (gain) loss on disposition of continuing and discontinued assets	53	(490)	(7,833)	(1,452)	(1,276)	(2,264)	(5,581)
Impairment	507	1,434	10,172	14,308	8,198	24,148	250

FFO available to common shareholders	$(2,374)	$(1,508)	$(2,253)	$3,933	$6,571	$7,256	$15,147

Unrealized loss on derivatives	$317	$1,213	$247	$—	$—	$—	$—
Acquisitions expense	21	1	240	124	78	—	55

Adjusted FFO	$(2,036)	$(294)	$(1,766)	$4,057	$6,649	$7,256	$15,202

1	See “Summary—Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO, and reconciliations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO to net income computed in accordance with GAAP.

	Pro Forma
(In thousands, except per share data)	As of and for the three months ended March 31, 2013 (unaudited)	As of and for the year ended December 31, 2012 (unaudited)
OPERATING DATA (CONTINUING OPERATIONS):
Room rentals and other hotel services	$17,428	$80,962

Net earnings (loss)	(2,938)	(10,855)
Noncontrolling interest	7	10

Net earnings (loss) attributable to controlling interests	(2,931)	(10,845)
Preferred stock dividend	(157)	(625)
Net earnings (loss) available to common shareholders	(3,088)	(11,470)

EBITDA	1,754	13,413

Adjusted EBITDA	2,060	18,177

FFO	(374)	2,263

Adjusted FFO	(247)	2,585

Weighted average number of shares outstanding:
Basic

Diluted for EPS calculation

Diluted for FFO per share calculation

Net earnings per common share from continuing operations— basic

Net earnings per common share basic

Net earnings per common share diluted

FFO per share—basic

Adjusted FFO per share—basic

FFO per share—diluted

Adjusted FFO per share—diluted

Total assets	286,919	291,192
Total debt	144,539	145,997
Net cash flow:
Provided by operating activities	265	6,269
Provided (used) by investing activities	(47,980)	(42,551)
Provided (used) by financing activities	91,679	85,004

Dividends per share

RECONCILIATION OF WEIGHTED AVERAGE NUMBER OF SHARES FOR EPS DILUTED TO FFO DILUTED:
EPS diluted shares
Common stock issuable upon exercise or conversion of:
Options
Series A Preferred Stock

FFO diluted shares

	Pro Forma
(In thousands, except per share data)	As of and for the three months ended March 31, 2013 (unaudited)	As of and for the year ended December 31, 2012 (unaudited)
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA[1]
Net earnings (loss) available to common shareholders	$(3,088)	$(11,470)
Interest in continuing operations	2,157	6,574
Income tax benefit in continuing operations	—	300
Income tax valuation allowance expense	—	6,337
Depreciation and amortization in continuing operations	2,685	9,906

EBITDA	1,754	13,413
Noncontrolling interest	(7)	(10)
Net gain on disposition of assets	29	(3)
Impairment	—	3,830
Unrealized (gain) loss on derivatives	106	82
Acquisition expense	21	240

Adjusted EBITDA	$2,060	$18,177

RECONCILIATION OF NET EARNINGS TO FFO[1]
Net earnings (loss) available to common shareholders	$(3,088)	$(11,470)
Depreciation and amortization	2,685	9,906
Loss on disposition of assets	29	(3)
Impairment	—	3,830

FFO available to common shareholders	$(374)	$2,263

Unrealized loss on derivatives	$106	$82
Acquisitions expense	21	240

Adjusted FFO	$(247)	$2,585

1	See “Summary—Summary Pro Forma Financial Information” for more detailed explanations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO, and reconciliations of EBITDA, Adjusted EBITDA, FFO and Adjusted FFO to net income computed in accordance with GAAP.

U.S. HOTEL OVERVIEW AND OUTLOOK

The following information is based on the report prepared for us by RCG.

The U.S. hotel industry continues to recover from the economic recession that began in 2007 with increasing traveler demand and limited amount of new room supply driving improvements in operating conditions. Room demand reached a record-high in recent months as business and leisure travel rebounded further. The initial stages of the hotel sector recovery were led by large markets and higher-priced chain segments, leading to potential opportunities for accelerated occupancy and room rate growth in mid-sized markets. Traveler demand within the select service segment should continue to improve, leading to room rate growth even as new supply enters service in this category in the near term. Additionally, the evolution of the select service industry has created a wider differentiation between the mid-priced segment and more economical hotel properties. RCG believes that shifts in traveler preferences will continue to focus room demand on the select service segment.

Industry Overview and Outlook

The U.S. hotel market was comprised of more than 4.8 million rooms as of early 2013, in more than 51,000 hotel properties, according to STR. While hotels tend to be concentrated within large business centers and leisure destinations, an even larger number of hotel rooms exist in mid-sized cities and along transportation routes catering to travelers. The occupancy rate and room rates for hotels can change each day, allowing operators to price rooms daily in response to changes in traveler demand dynamics. The hotel sector is also segmented by types of amenities offered at the hotel. Often hotels are categorized by the type of chain or brand operating the location. This chain scale, generally based on room rates, includes economy, midscale, upper midscale, upscale, upper upscale and luxury categories. More broadly, the upper midscale and upscale chains are often referred to as select service, limited service or focused service hotels. The upper midscale chains account for 17.7% of total hotel rooms while the upscale chains account for 12.2% of rooms. These types of hotel properties generally offer amenities such as business centers and fitness facilities, but limited food and beverage service and banquet or convention space.

Traveler Demand

Hotel demand is generally generated by two groups: business and leisure travelers. Each group has distinct differences regarding lengths of stay, desired amenities, seasonal factors and sensitivity to room rates. Furthermore, some markets are heavily influenced by either business or leisure traveler demand. Hotel sector performance in primary financial and corporate centers such as Chicago, Los Angeles, New York and San Francisco, for example, is highly dependent upon business travel activity. Business travel patterns typically result in room reservations concentrated most between Monday and Thursday. Brand loyalty, both by individual business travelers and corporate travel teams, is a primary determinant of hotel reservations. Furthermore, business travelers typically elect to reserve rooms in the upper half of the chain spectrum when possible as these chains tend to offer the amenities and consistency of quality desired by business travelers.

Business travel generally correlates well with economic cycles. Following the recession, the stabilization of business travel coincided with the stabilization in employment rends. Through the second quarter of 2013, nonfarm employment increased to 135.7 million, an increase of 1.7% from the previous year, according to the BLS. The private sector has been the catalyst for job creation during the past several years and RCG expects private sector payrolls to surpass the pre-recession peak in 2014. Concerns regarding a decrease in government employee and contractor travel have yet to undercut hotel sector growth outside of a handful of cities. For many hotels, the decrease in government-related travel has been replaced by an increase in corporate travel. RCG believes that, in recent months, business travel by small and mid-sized companies has rebounded. RCG expects that business travel will continue to increase, driven by the recovering economy which RCG projects will expand employment by 1.4% per year from 2013 through 2017.

For leisure travel, hotel demand is often highly seasonal. During the summer and holidays, leisure destinations typically receive more travelers. Travel patterns are often dictated by location as well; destinations such as Hawaii and Miami often are more crowded in the winter as travelers from colder climates seek warmer weather. Both hotel amenities and nearby tourist attractions are among the major draws for visitors. An expanding local population also can translate into more leisure travel to a city as people visit friends and relatives. Similarly, colleges and universities can provide a boost to room demand. Hotel reservations are often concentrated on Friday and Saturday, and leisure travelers are often more sensitive to pricing than business travelers. Leisure travel volume often fluctuates based on income trends and shifts in consumer confidence. The moderate pace of job creation is helping to improve consumer confidence and restore income lost during the recession. RCG expects real disposable personal income growth averaging 2.3% per year from 2013 through 2017, helping to bolster demand for hotel rooms from non-business travelers. RCG expects leisure travel activity will accelerate during the next several years.

Traveler Spending

In recent quarters, recovering business and leisure travel activity led to strong growth in spending on hotels. While business travel recovered relatively early in the current economic cycle, the broad-based nature of recent hiring trends led to a further increase in business travel and an increase in leisure travel. Traveler spending on accommodations increased to a seasonally adjusted annual rate of more than $164.7 billion in the first quarter of 2013, according to the BEA, an increase of 5.8% from the same quarter in 2012. This was the 13th consecutive quarterly increase in real spending activity. In the past decade, spending on accommodations increased by nearly 70% from a low of $97 billion in 2001. RCG expects continued growth in travel expenditures, including accommodations, as the economic recovery progresses.

Occupancy Trends

The recovery of business and leisure travel activity continued to support improvements in operating conditions for the hotel market and driving room demand to record levels. The occupancy rate for U.S. hotels across all chain segments improved to 61.8% year-to-date in June 2013, an increase from 60.9% in June 2012, according to STR. The national hotel occupancy rate increased each year since 2009, when occupancy fell to 55.1% as a result of the recession, the lowest occupancy rate in more than 26 years. The recovery in occupancy thus far was very quick given the depth of recession and resulting decrease in room reservations. The initial stage of the occupancy recovery was driven by a relatively rapid rebound in travel activity to large business centers such as New York.

RCG expects continued occupancy growth through the next several years as demand increases and new supply remains limited. The occupancy rate in many of the largest hotel markets already surged in the past few years and a greater share of potential improvement in the near term is expected in medium-sized markets. By 2016, RCG expects the national occupancy rate to reach 64.0%, the highest level since the late 1990s. In 2017, RCG expects a temporary economic slowdown will cause a dip in the occupancy rate. Overall, the occupancy rate has trended lower since the early 1990s, as new hotels were built in the 1990s and early 2000s and the number of hotel brands increased, resulting in a long-term average occupancy rate of 62.0%. While the occupancy rate is projected to remain below the peak of the past 25 years of 65.7%, RCG expects the occupancy rate will exceed the long-term average through 2017.

ADR Trends

The robust traveler demand also continued to support room rate increases throughout much of the country. The national ADR increased to $109.49 in June 2013, an increase of approximately 4.0% from the previous year. Since the end of 2009, the national ADR increased by 11.8% and exceeded the previous peak early in 2013. Given the severity of the recent recession and substantial rate discounting hotel operators offered during and immediately following the recession, room rates recovered very quickly. RCG expects that the expanding demand will drive ADR higher by an annual average of 3.7% from 2013 through 2017.

RevPAR Trends

The moderate pace of improvement in room rates combined with a limited expansion of rooms available for reservations continued to spur RevPAR higher through mid-2013. RevPAR is a primary measure of hotel sector performance. Through June 2013, national RevPAR increased by 5.6% from the previous year to $67.69. Following downturns, RevPAR historically accelerates rapidly in the initial recovery phase before stabilizing at a more sustainable growth rate. From 2010 through 2012, RevPAR increased by an annual average rate of 6.9%. RCG expects RevPAR to transition to the sustainable growth phase, averaging 4.1% per year from 2013 through 2017, substantially higher than the long-term average of the past 25 years of 2.8%.

Correlation of Demand to GDP

Historically, the demand for hotel rooms is highly correlated to the health of the overall economy. The impact from economic cycles, both national and local, typically cause fluctuations in travel activity and room demand. Primary drivers of hotel demand include GDP, employment, corporate profitability, population growth and income. Economic measures such as GDP can be important indicators of hotel demand. During periods of economic expansion, businesses and individuals have the confidence and income to spend greater amounts on business and leisure travel. During economic downturns, often reflected as contraction in GDP, travel activity is typically curtailed. Leisure travel is typically one of the first discretionary expenses cut by households when jobs or income are lost.

From the end of 1998 to early 2013, GDP growth averaged 2.5% while room demand averaged 2.0% growth per year. During this period, there were three downturns, the 1990-1991 recession, the 2001 dot-com recession, and the “Great Recession” of 2007-2009, and corresponding recoveries. In each of these periods, room demand dropped substantially before recovering. In the latest recovery cycle, still under way through the first half of 2013, room demand is outpacing GDP growth and leading to strong RevPAR growth as well. Since the recovery of the hotel sector began in 2010, demand growth outpaced the historical average as well. RCG expects annual average GDP growth of 2.0% from 2013 through 2017. The expectation of continued GDP growth during the next five years implies further growth in hotel room demand and RevPAR, in line with historical trends.

Supply Trends

The number of hotel rooms available fluctuates over time as new hotels are built and rooms are taken out of service for renovation or remodeling. Construction activity tends to be highly cyclical, reflecting a balance between room demand, financing availability and development costs. New hotel construction in the past several years was extremely low. Private put-in-place construction in real dollars, which measures the value of new construction and hotel improvements, fell to a 30-year low in 2011 of $6.6 billion on a seasonally adjusted annual average basis, according to the U.S. Census Bureau. By the first quarter of 2013, put-in-place construction increased moderately to $8.9 billion. RCG believes a large share of the increase in construction spending in the past two years is a result of an increase in renovations, deferred maintenance projects and re-flagging of properties.

By June 2013, the number of rooms under construction increased to approximately 76,500 rooms. While this was a more than 20% increase from June 2012, hotel development activity was minimal for several years following the recession and has lagged the recovery in room demand even as the pace of development accelerated. Furthermore, the number of rooms under construction would increase total room inventory by approximately 1.6%, a manageable amount given the steadily increasing traveler demand.

Overall, the growth of room supply has been held in check as some of the rooms delivered via new construction were offset by operators taking rooms out of circulation. In 2012, the last full year of data, approximately 23,800 rooms opened across the country while 9,900 rooms were taken offline. While the pace of construction reached a peak several years ago, the net increase in the number of rooms did not surge as high due to the large number rooms taken out of circulation as hotels renovated or re-flagged properties, or closed. RCG expects the moderate pace of re-flagging and property upgrades will continue, creating a steady flow of rooms removed from the available supply that will offset some of the future hotel openings.

Market Segmentation

Immediately following the recent recession, several markets recovered quickly as business travel recovered while vacation activity remained low. At the forefront of the recovery cycle were large cities such as Boston, Chicago, New York and San Francisco, which generated strong RevPAR growth as early as 2009. By 2011, RevPAR growth for the 25 largest metropolitan areas, according to STR rankings, reached 9.2%, compared with 7.4% for the smaller markets. While the occupancy rate within the 25 largest markets has recovered and exceeded the previous peak, the occupancy rate for the smaller markets remained significantly lower than the pre-recession peak. Many mid-sized economies only recently began to recover from the recession, and local economic growth could accelerate quickly as the expansion takes hold. A quickening pace of hiring, population growth and higher incomes in the metropolitan areas outside of the top-25 could further bolster traveler demand. With the hotel occupancy rate for the metropolitan areas outside of the top-25 lower than the previous cycle and ADR already exceeding the previous peak, there may be opportunities within smaller and mid-sized markets for room demand to increase substantially and contribute meaningfully to ADR-driven RevPAR growth.

Market Fragmentation

Ownership within the hotel sector is fragmented, with most large, public owners concentrated in the largest markets. Public REIT ownership is highly concentrated in large, urban areas. In July 2013, 72.4% of rooms owned by public REITs were within the 25 largest metropolitan areas, according to SNL Financial. Approximately 17.5% of public REIT ownership was concentrated in the next 25 largest metropolitan areas. With nearly 90% of public REIT portfolios in the 50 largest metropolitan areas, there is limited competition among public capital sources in many mid-sized cities located outside of the 25 largest metropolitan areas. Furthermore, some public REITs continue to divest assets in smaller markets and increase concentration in the 50 largest metropolitan areas. From 2011 to July 2013, nearly 91% of hotel rooms acquired by public REITs were within the 50 largest metropolitan areas.

Select Service Hotels

Throughout the past several decades, the hospitality industry has evolved with hotel designs and amenities better suited for a wide variety of travelers’ needs. The industry segmentation led to the development of all-suite hotels, bed and breakfasts, boutiques, extended stay properties and select service, also known as limited service or focused service, hotels. Some of these relatively newer segments of the hotel industry have generally grown at a faster pace than much of the rest of the hotel sector in the past 20 years. The select service category generally includes the upscale, upper midscale and portions of the midscale chain segments. Select service rooms are typically priced in the middle to upper-middle range of rates in a given market. The select service category can include traditional hotels, extended stay hotels and all-suite properties.

Select service hotels typically offer no or limited food and beverage service compared with full service hotels. The lack of full service restaurants or banquet facilities lower operating costs and help to make the day-to-day operation less complex. As labor costs are usually the largest hotel operating expense, the smaller staffing needs stemming from the lack of a restaurant, for example, can help select service hotel operators manage properties more effectively. The lower operating costs often mean that the break-even occupancy rate for a select service hotel is lower than a full service hotel. Development of select service hotels can often occur more efficiently than full service hotels, which require additional planning and staffing for amenities such as restaurants and conference facilities. The space dedicated to restaurants or banquet facilities could be instead used to increase the number or size of revenue-generating hotel rooms.

The shift in consumer preferences, including a broadening of traveler needs, drove the rapid expansion of the select service segment since the 1990s. As travel became more commonplace over the years, larger numbers of hotel guests were willing to trade hotel amenities for lower room rates. However, for many travelers the lowest price is not the only consideration and in the current recovery cycle room demand growth is concentrated in the upper and middle price segments. Furthermore, the growing number of business travelers in the younger age cohorts, who typically value room quality and access to technology-related amenities offered by select service hotels, often show an increased tendency to stay in select service properties. Many travelers also continue to value the consistency of room and hotel quality offered by chains. The national brands offered by many select service chains should continue to support brand loyalty.

The growth of the select service category is driving an increased differentiation between chain scale segments. The upscale and upper midscale hotels, through renovations and new development activity, adapted to new amenities and traveler preferences. Many of the economy and midscale chains, with a focus on lower room rates, have been unable or unwilling to complete similar upgrades. This differentiation is producing a more substantial divergence in operating conditions and traveler demand for the two segments as the hotel sector continues to recover. Although room demand is higher across most of the hotel sector, room rates for the economy and midscale segment lagged other segments through mid-year 2013. By June 2013, while ADR for most other segments was at or greater than the previous peak, the economy and midscale chain segments remained lower than the previous peak. Similarly, RevPAR for these segments remained lower than the previous peak. The increased differentiation between the midscale and upper midscale segments in particular highlight the growing traveler demand for the higher-quality rooms within the select service segment. As travelers continue to seek higher-quality rooms at affordable prices, and without expenses for items deemed unnecessary, RCG expects that this shift in traveler demand to the select service segment will persist for an extended period of time.

Room demand for both the upper midscale and upscale segments declined considerably during the recession but have since recovered. The upscale chain segment rebounded first, with room demand increasing by 14.2% in 2010. From 2011 through 2012, upscale room demand increased by an annual average of 5.9%. Room demand within the upscale segment increased substantially in the past decade, with travelers absorbing the large number of new hotels built. From 2001 through 2012, the average annual increase in room demand was 4.1%, substantially higher than the overall hotel industry average of 1.5%. The decline in demand for upper midscale rooms was more prolonged, extending into early 2010. Yet, by 2011 room demand began to recover. In 2011, room demand in the upper midscale segment increased by 11.0%. In 2012, the number of rooms sold slowed to 5.4%. By June 2013, the year-over-year increase in room sales remained at a more sustainable pace for the upscale and upper midscale segments at 4.3% and 1.9%, respectively.

Similar to the overall hotel market, room demand by chain scale is highly correlated to GDP growth. As the economy expands, as measured by GDP growth, traveler demand for hotel rooms also increases. Therefore, the projected GDP growth through 2017 should result in increased demand for hotel rooms.

The occupancy rate for the two major components of the select service category, upper midscale and upscale chains, continued to trend higher. By June 2013, the upper midscale year-to-date occupancy rate increased to 63.3% while the upscale year-to-date occupancy rate increased to 72.1%. The early results for the summer travel season indicated a strong increase in occupancy levels. The average occupancy rate for both segments is substantially higher than the annual low in 2009, when the recession took its toll on room demand. In 2008 and 2009, the upper midscale segment produced a larger decrease in occupancy than the broader hotel industry.

Historically, the upscale occupancy rate outperforms the overall hotel market and should continue to do so going forward. RCG expects the occupancy rate within upscale chains to reach 71.5% by year-end 2013 and steadily trend higher to 72.1% in 2014 and 2015. Similar to the overall hotel industry, RCG expects a slight drop in occupancy, with the upscale occupancy rate decreasing to 70.3% in 2017. The upper midscale occupancy rate was generally lower than the overall market until 2011. RCG expects the upper midscale occupancy rate to remain slightly higher than the overall hotel occupancy rate. The occupancy rate is projected to improve to 63.9% in 2013 and continue to increase to 64.9% in 2016. Within the upper midscale segment as well, RCG expects a slight decrease in the occupancy rate in 2017.

The accelerating demand for select service rooms helped to drive room rates higher. Since 2010, upscale ADR grew by 12.9%. Within the upscale segment, ADR increased to $121.27 in June 2013, just slightly lower than the recent peak in early 2008, and 4.5% higher than June 2012. Going forward, RCG expects annual average upscale ADR growth of 4.2% from 2013 through 2017, slightly greater than ADR growth averaging 3.7% for the overall hotel market.

The average room rate for upper midscale chains increased by 3.2% in the past year and 18.8% from the end of 2010. In June 2013, upper midscale year-to-date ADR reached $99.01, a record high, and 3.2% higher than June 2012. RCG expects continued upper midscale ADR growth averaging 3.2% per year from 2013 through 2017. ADR growth within the upper midscale chain segment should slow to less than that of the overall hotel industry.

The pace of occupancy and room rate growth during the past several quarters contributed to strong RevPAR growth in the upscale and upper midscale segments. Upscale RevPAR increased by 11.1% in 2011 and 6.6% in 2012, according to STR. In June 2013, RevPAR growth stabilized at 5.7%. RCG projects continued RevPAR growth through the next several years. Upscale RevPAR is expected to increase by an average of 5.5% per year in 2013 and 2014. Thereafter, upscale RevPAR growth should steadily slow to an average of 3.9% in 2015 and 2016, and subsequently to 1.2% in 2017. In 2017, upscale RevPAR growth will reach slightly lower than the long-term average of 1.8% from 2001 through 2012. From 2013 through 2017, RCG expects upscale RevPAR growth to average 4.0% per year, on par with the national rate of 4.1%.

Upper midscale RevPAR surged by 37.6% in 2011 before returning to a more sustainable 5.8% growth rate in 2012. Through June 2013, year-over-year RevPAR growth reached 4.3%. RCG expects upper midscale RevPAR growth of 5.0% in 2013. From 2014 through 2016, RevPAR growth should stabilize at an annual average of 3.7%. In 2017, similar to the broader economic trend, RevPAR growth will slow to 1.1%. From 2013 through 2017, RCG expects upper midscale RevPAR growth to reach an annual average of 3.4%, slightly lower than the overall hotel industry.

While construction of select service hotels accelerated in the past 12 to 18 months, the increase in room availability remained somewhat muted by rooms removed from service for renovation. By May 2013, net supply of upscale rooms increased by 3.0% and upper midscale rooms by 0.9% versus the previous year. From 2001 to 2012, the average year-over-year change in net supply of upscale rooms was 4.1% and -0.8% for the upper midscale segment.

The elevated room openings in 2008 and 2009 within the select service category added a large number of rooms to available supply. The recovery in the occupancy rates for upscale and upper midscale chains was rapid considering the severe decline in traveler demand from the recession just as new rooms were added to supply.

In 2012, 45 upscale hotels with nearly 5,200 rooms opened, according to STR. In the upper midscale segment, 95 properties with 8,800 rooms opened during the same year. Through June 2013, new construction activity remained focused on the select service segments. There were approximately 27,500 upscale and 21,600 upper midscale rooms under construction in June 2013, according to STR. This was an increase from year-end 2012 of 22,400 and 20,400 in the upscale and upper midscale segments, respectively. Development of select service hotels should remain elevated through the near term, reflecting broadening traveler demand for this type of product.

Conclusion

The hotel sector recovery continued through mid-2013 with gains in occupancy, room rates and RevPAR. The improving economy spurred additional traveler activity, resulting in record-high levels of room demand. RCG expects additional traveler demand through the next several years will lead to a stronger hotel sector. The increasingly broad-based nature of the economic recovery should drive further improvements to hotel operating conditions in mid-sized metropolitan areas. The shift in traveler preferences to select service hotels should persist, leading to additional improvements to this segment through the next several years. Overall, RCG expects further improvement within the select service hotel segment, driven by gains in volume and spending from business and leisure travelers.

INVESTMENT POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our shareholders, except as described below with respect to our qualification as a REIT. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that a change is in our and our shareholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our investment objective is to acquire hotels that meet our investment criteria. Our business is focused principally on the acquisition and ownership of hotels. Although we intend primarily to acquire hotels, we also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that may have priority over our equity.

We have historically acquired hotels in the eastern coastal and midwestern states but we do not have a policy of limiting our acquisitions or development of our hotels to any geographic areas. We intend to continue to operate as a REIT, and our investments in our hotels are primarily to generate income. In order to qualify as a REIT, we will continue to have our hotels managed by third parties. We use long-term financing to acquire our hotels, and we intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. Our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total debt we may incur. We intend to adhere to our long-term strategy to maintain our total net debt to total hotel investment, at cost, to less than 50%. We intend to target aggregate long-term debt financing of future acquisitions at approximately 50% of our aggregate purchase valuations.

While we will emphasize acquisition of hotels, we may, in our discretion, invest in mortgages and other real estate interests, including securities of other REITs. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so we may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation, because they permit the lender to either participate in increasing revenues from the property or convert some or all of that mortgage to equity ownership interest. We have not, and do not presently intend to invest in mortgages or real estate interests other than hotels.

Investments in Real Estate Mortgages

We have no current intention of investing in loans secured by properties or making loans. However, we do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which we deem relevant. Just as we carefully evaluate the hotels we plan to acquire, our asset management team periodically evaluates our existing portfolio of hotels to determine if a hotel is likely to underperform in the market. If we determine that a hotel no longer is competitive in a market and has limited opportunity to be repositioned, we will seek to sell it in a disciplined and timely manner. The process of identifying hotels for disposition is closely related to the investment criteria and strategic direction.

Issuance of Additional Securities

Subject to applicable law and requirements for listed companies on the Nasdaq Global Market, our board of directors has the authority, without further shareholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing shareholders, except for RES, will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue units of limited partnership interest in our operating partnerships in connection with hotel acquisitions.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

Repurchase of Our Securities

We may, under certain circumstances, purchase our common stock and preferred stock in the open market or in private transactions with our shareholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any common stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT. We plan to use a portion of the net proceeds from this offering to redeem the Series A Preferred Stock and the Series B Preferred Stock and pay accrued and unpaid dividends thereon to the date of redemption.

Financing Policies

Our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total debt we may incur. We intend to make additional investments in operating hotels and may incur additional indebtedness to make such investments or to meet the distribution requirements imposed by the REIT provisions of the Code, to the extent that cash flow from our investments and working capital is insufficient. The proceeds of any borrowing by the Supertel Limited Partnership may be used, unless limited by the terms of the borrowing, for the payment of distributions or dividends, working capital or to finance acquisitions, expansions, additions or renovations of operating hotels.

We will invest in additional hotels only as suitable opportunities arise. We will not undertake investments in such hotels unless adequate sources of financing are available. It is expected that future investments in hotels will be dependent on and financed by the proceeds from additional issuances of common stock or other securities or borrowings. If our board of directors determines to raise additional equity capital, the board has the authority, without shareholder approval (other than RES in certain circumstances), to issue additional common stock or other capital shares in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Other than RES, shareholders have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a shareholder’s investment in us.

Conflict of Interest Policies

We have adopted our Code of Business Conduct and Ethics with provisions setting forth our expectation that our directors, employees and agents will avoid conflicts of interest. Our board of directors is subject to certain provisions of Virginia law, which are designed to eliminate or minimize the influence of certain potential conflicts of interest. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Reporting Policy

Generally, we intend to make available to our shareholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we must file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary discusses the material terms of our capital stock and does not purport to be a complete summary and is qualified in its entirety by reference to Virginia laws and our articles of incorporation and bylaws, copies of which have previously been filed with the SEC. See “Where You Can Find More Information.”

General

Our articles of incorporation provide that we may issue up to 240,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value per share, and 40,000,000 shares of preferred stock, $0.01 par value per share. Under Virginia law, our shareholders are not personally liable for our debts and obligations solely as a result of their status as shareholders. As of the date of this prospectus, and after giving effect to the one-for-eight reverse split of our common stock, there are 2,893,705 shares of our common stock issued and outstanding, 803,270 shares of the Series A Preferred Stock issued and outstanding, 332,500 shares of the Series B Preferred Stock issued and outstanding and 3,000,000 shares of the Series C Preferred Stock issued and outstanding.

Following consummation of this offering, we intend to redeem all of the outstanding shares of the Series A Preferred Stock and all of the outstanding shares of the Series B Preferred Stock with proceeds from this offering. If the gross proceeds from this offering are $100 million or more and promptly upon our receipt of our proceeds in the offering, RES has informed us that it intends to convert 2,000,000 shares of the Series C Preferred Stock it holds into             shares of common stock (assuming the conversion price per share of the Series C Preferred stock is $            , which is the midpoint of the public offering price range set forth on the front cover of this prospectus).

Transfer Agent

The transfer agent and registrar for our common stock, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is American Stock Transfer & Trust Company, LLC.

Preemptive Rights

Pursuant to our investor rights and conversion agreement with RES and IRSA, we granted RES the right to purchase our equity shares or securities convertible into our equity shares in our public and non-public offerings of our equity securities or securities convertible into our equity securities for cash proportional to its combined fully diluted beneficial ownership of our common stock (including common stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrants) at the same price and on the same terms as offered to others in the offering, provided that such purchase would not cause RES to exceed its beneficial ownership limitation. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” The purchase right terminates on January 31, 2015, or later on January 31, 2018 if RES beneficially owns at least 1,250,000 shares of common stock at the time of the offering. The purchase right does not apply to issuances of equity securities (i) of up to 25,000 shares of common stock sold under our existing equity distribution agreement with JMP Securities, (ii) as employee equity awards or (iii) for consideration in acquisition transactions.

Description of Our Common Stock

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as otherwise required by law or except as provided with respect to any other class or series of shares of capital stock, holders of our common stock and holders of the Series C Preferred Stock possess the exclusive voting power. Except as otherwise required by law or with respect to any outstanding shares of any series of our preferred stock, including the Series C Preferred Stock, holders of the Series C Preferred Stock vote together with holders of our common stock as a single class. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, holders of a majority of the combined voting power of our outstanding shares of common stock and our outstanding shares of Series C Preferred Stock have the ability to elect all of the members of our board of directors.

Dividend Rights

Subject to the Virginia Stock Corporation Act and the preferential rights of any other series of shares of our preferred stock, holders of our common stock are entitled to receive dividends and other distributions if and when authorized and declared by the board of directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to shareholders in the event of liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

Other Rights

Shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are validly issued, fully paid and nonassessable shares. The shares of common stock issuable pursuant to this prospectus will be duly authorized, validly issued, fully paid and nonassessable shares.

Description of Preferred Stock

Our articles of incorporation permit our board of directors to authorize the issuance of shares of our preferred stock from time to time, in one or more series. Our board of directors may grant the holders of any series of our preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common shareholders. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of some, or a majority, of the shares of our common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of our common stock might receive a premium for their shares of common stock over the then current market price of shares of common stock.

Series A Preferred Stock

Each share of the Series A Preferred Stock bears a liquidation preference of $10.00. With respect to dividend rights and rights upon liquidation, dissolution or winding up, the Series A Preferred Stock ranks senior to all classes or series of our common stock, senior to or on parity with all other classes or series of our preferred stock and junior to all of our existing and future indebtedness. The outstanding Series A Preferred Stock does not have any maturity date, is not subject to any sinking fund and is not subject to mandatory redemption, except in limited circumstances to preserve our REIT status.

Dividends on the Series A Preferred Stock are cumulative and payable monthly in arrears on the last day of each month, at the annual rate of 8.00% of the $10.00 liquidation preference per share, which is equivalent to a fixed annual amount of $0.80 per share. Dividends on the Series A Preferred Stock accrue regardless of whether we have earnings, there are funds legally available for the payment of such dividends or such dividends are declared. Unpaid dividends will accumulate and earn additional dividends at 8.00%, compounded monthly.

Upon liquidation, dissolution or winding up, the Series A Preferred Stock will be entitled to $10.00 per share plus accrued but unpaid dividends. We will not pay any distributions, or set aside any funds for the payment of distributions, on our common shares unless we have also paid (or set aside for payment) the full cumulative distributions on the Series A Preferred Stock for the current and all past dividend periods.

The Series A Preferred Stock no longer has conversion rights. Pursuant to the terms of the Series A Preferred Stock, we cancelled the former conversion rights of the Series A Preferred Stock on February 20, 2009.

The Series A Preferred Stock is redeemable, in whole or in part, by us at our option from time to time, at $10.00 per share, plus accrued and unpaid dividends to the redemption date. As noted above, we intend to redeem all of the outstanding shares of the Series A Preferred Stock with a portion of the net proceeds of this offering.

Holders of the Series A Preferred Stock generally have no voting rights. However, if dividends on the Series A Preferred Stock are in arrears for six consecutive months or nine months (whether or not consecutive) in any twelve-month period, our board of directors will be expanded by two seats and the holders of the Series A Preferred Stock, voting together as a single class with all series of preferred stock for which like voting rights are exercisable, will be entitled to elect the two directors.

Some changes that would be materially adverse to the rights of holders of the Series A Preferred Stock outstanding at the time cannot be made without the affirmative vote of the holders of Series A Preferred Stock entitled to cast at least a majority of the votes entitled to be cast by the holders of the Series A Preferred Stock voting as a single class. With respect to the foregoing voting privileges, each share of Series A Preferred Stock will have one vote per share, except that when any other class or series of capital stock had the right to vote with the Series A Preferred Stock as a single class, the Series A Preferred Stock and such other class or series of capital stock will each have one vote per $10.00 liquidation preference.

Series B Preferred Stock

Each share of the Series B Preferred Stock bears a liquidation preference of $25.00. With respect to dividend rights and rights upon liquidation, dissolution or winding up, the Series B Preferred Stock ranks senior to all classes or series of our common stock, senior to or on parity with all other classes or series of our preferred stock and junior to all of our existing and future indebtedness. The outstanding Series B Preferred Stock does not have any maturity date, is not subject to any sinking fund and is not subject to mandatory redemption, except in limited circumstances to preserve our REIT status and upon a “Change of Control” (as defined below).

Dividends on the Series B Preferred Stock are cumulative and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, or, if any such date is not a business day, the next succeeding business day, at the annual rate of 10.00% of the $25.00 liquidation preference per share, which is equivalent to a fixed annual amount of $2.50 per share. Dividends on the Series B Preferred Stock accrue regardless of whether we have earnings, there are funds legally available for the payment of such dividends or such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock do not bear interest.

Upon liquidation, dissolution or winding up, the Series B Preferred Stock will be entitled to $25.00 per share plus accrued by unpaid dividends.

The Series B Preferred Stock does not have conversion rights.

We may redeem the Series B Preferred Stock at our option, in whole or in part, at any time or from time to time at $25.00 per share, plus all accrued and unpaid dividends to the redemption date. As noted above, we intend to redeem all of the outstanding shares of the Series B Preferred Stock with a portion of the net proceeds of this offering. Also, upon a Change of Control (as defined in the articles of amendment establishing the Series B Preferred Stock), each outstanding share of the Series B Preferred Stock will be redeemed at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to the redemption date.

Holders of the Series B Preferred Stock generally have no voting rights. However, if the dividends on the Series B Preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), our board of directors will be expanded by two seats and the holders of the Series B Preferred Stock, voting together as a single class with all series of preferred stock for which like voting rights are exercisable, will be entitled to elect the two directors.

Some changes that would be materially adverse to the rights of holders of Series B Preferred Stock outstanding at the time cannot be made without the affirmative vote of holders of at least two-thirds of the issued and outstanding shares of the Series B Preferred Stock voting as a single class. With respect to the foregoing voting privileges, each share of Series B Preferred Stock will have one vote per share, except that when any other class or series of capital stock has the right to vote with the Series B Preferred Stock as a single class, the Series B Preferred Stock and such other classes or series of capital stock will each have one vote per $10.00 of liquidation preference.

Series C Preferred Stock

The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund, mandatory redemption, or, except as described below, forced conversion. With respect to dividend rights and rights upon liquidation, dissolution or winding up, the Series C Preferred Stock ranks (i) on parity with the Series A Preferred Stock and Series B Preferred Stock and other future series of preferred stock designated to rank on parity; (ii) senior to our common stock and other future series of preferred stock designated to rank junior and (iii) junior to our existing and future indebtedness.

Dividends on the Series C Preferred Stock are cumulative and payable quarterly at the annual rate of 6.25% of the $10.00 liquidation preference per share, which is equivalent to a fixed annual amount of $0.625 per share. Accrued but unpaid dividends on the Series C Preferred Stock earn 6.25% interest, compounded quarterly.

Upon liquidation, dissolution or winding up, the holders of the Series C Preferred Stock are entitled to a liquidation preference of $10.00 per share plus accrued and unpaid dividends before any distribution is made to the holders of common stock or any other capital stock that ranks junior.

Each share of Series C Preferred Stock is convertible, at the option of the holder, at any time, into that number of shares of common stock determined by dividing the liquidation preference of the share of Series C Preferred Stock by the conversion price then in effect. However, RES, as the holder of the Series C Preferred Stock, will not have conversion rights to the extent the conversion would cause RES and its affiliates to beneficially own more than 34% of the total number of votes represented by our voting stock. For purposes of RES’s beneficial ownership limitation “voting stock” means shares of our capital stock having the power to vote generally for the election of directors and includes the Series C Preferred Stock.

Prior to this offering and on a post-split basis, the conversion price of the Series C Preferred Stock is $8.00. If the public offering price of our common stock in this offering is less than $8.00 per share, the conversion price will be adjusted downward to the public offering price. Accordingly, at the closing of this offering, the Series C Preferred Stock will be convertible into a total of              shares of our common stock. As noted above, RES has informed us, if we receive $100 million or more in gross proceeds from the sale of our common stock in this offering, it intends to convert 2,000,000 shares of Series C Preferred Stock into shares of our common stock.

In addition, if we sell common stock in a subsequent public or private offering at a price that is lower than the conversion price of the Series C Preferred Stock in effect after this offering, the conversion price of the outstanding shares of Series C Preferred Stock will be adjusted to the lower sale price. However, no adjustment will be made for sales in connection with our stock plans, conversion or exercise of currently existing securities, including the Old Warrants issued to RES with the Series C Preferred Stock and the New Warrants to be issued to RES at the closing of this offering, or acquisitions approved by more than a majority of our board of directors.

The Series C Preferred Stock is redeemable, at our option, at any time after January 31, 2017, for cash equal to the liquidation preference of $10.00 plus accrued and unpaid dividends. We may exercise this option only if the volume weighted average market price of our common stock is less than the conversion price then in effect for at least 30 consecutive calendar days after January 31, 2017.

We have the right to require RES to convert the Series C Preferred Stock into shares of our common stock if we pay dividends on our common stock of at least $0.60 per share per annum over a 12 month period. We may not issue a call for conversion to RES unless we, in good faith, expect to maintain the dividend rate at that level or a greater level over the succeeding year. If the Series C Preferred Stock cannot be fully converted because of RES’s beneficial ownership limitation, then RES must convert the remaining shares of Series C Preferred Stock thereafter at such times when the beneficial ownership limitation would not be exceeded.

The Series C Preferred Stock votes with our common stock as one class, subject to certain voting limitations. In connection with the reverse split of our issued and outstanding common stock that we effected on                 , 2013, we amended the terms of the Series C Preferred Stock with RES’s consent so that the voting power of the Series C Preferred Stock and the voting power of our common stock were equally affected. Accordingly, for any vote, the voting power of the Series C Preferred Stock on a post-split basis, is equal to the lesser of (i) 0.78625 vote per share, or (ii) an amount of votes per share of Series C Preferred Stock such that the vote of all outstanding shares of Series C Preferred Stock in the aggregate equals 34% of the combined voting power of all of our outstanding voting stock, minus an amount equal to the number of votes represented by the other shares of voting stock beneficially owned by RES and its affiliates.

Any amendment of the Series C Preferred Stock that would adversely affect the rights, preferences, privileges or voting power of the Series C Preferred Stock, or any issuance of capital stock on parity or senior to the Series C Preferred Stock will require the affirmative vote of the holders of a majority of the Series C Preferred Stock, voting as a class.

RES has the right to appoint directors to our board of directors pursuant to the directors designation agreement that RES has entered into with us in February 2012. RES may appoint (i) four directors if it owns 34% of the total number of votes represented by our voting stock, (ii) three directors if it owns 22% or more but less than 34% of the total number of votes represented by our voting stock, (iii) two directors if it owns 14% or more but less than 22% of the total number of votes represented by our voting stock, and (iv) one director if it owns 7% or more but less than 14% of the total number of votes represented by our voting stock. For purposes of RES’s right to appoint directors, “voting stock” means capital stock having the power to vote generally for the election of directors of our company and includes our common stock and the Series C Preferred Stock. After the closing of this offering, RES will own approximately     % of the total number of votes represented by our outstanding voting stock. As a result, RES will no longer have the right to designate four directors, and, subject to the terms and conditions of the director designation agreement, the number of directors RES will have the right to designate to our board of directors will be reduced from four directors to          directors.

As long as RES has the right to designate two or more directors to our board of directors pursuant to the directors designation agreement with us, the terms of the Series C Preferred Stock give RES and IRSA to consent to or approve the following:

¡	the merger, consolidation, liquidation or sale of substantially all of the assets of Supertel;

¡	the sale by us of common stock or securities convertible into common stock equal to 20% or more of the outstanding common stock or voting stock; and

¡

any transaction by us of more than $120,000 in which any of our directors or executive officers or any member of their immediate family will have a material interest, exclusive of employment compensation and interests arising solely from the ownership of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis.

Restrictions on Ownership and Transfer

Our articles of incorporation establish certain restrictions on the original issuance and transfer of shares of our common and preferred stock. Subject to certain exceptions described below, our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws and the federal securities laws, more than 9.9% of:

¡	the number of outstanding shares of our common stock, or

¡	the number of outstanding shares of our preferred stock of any class or series of preferred stock.

Our articles of incorporation provide that, subject to the exceptions described below, any transfer of common or preferred stock that would:

¡	result in any person owning, directly or indirectly, shares of its common or preferred stock in excess of 9.9% of the outstanding shares of common stock or any class or series of preferred stock,

¡	result in our common and preferred stock being owned by fewer than 100 persons, determined without reference to any rules of attribution,

¡	result in our being “closely held” under the federal income tax laws, or

¡	cause us to own, actually or constructively, ten percent or more of the ownership interests in a tenant of our real property (other than TRS Lessee), under the federal income tax laws,

will be null and void and the intended transferee will acquire no rights in those shares of stock. In addition, the shares to be transferred will be designated as shares-in-trust and transferred automatically to a trust effective on the day before the purported transfer. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to submit the shares to us for registration in the name of the trust. We will designate the trustee, but the trustee may not be affiliated with us. The beneficiary of the trust will be one or more charitable organizations that we name.

Shares-in-trust will remain shares of issued and outstanding common stock or preferred stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold the dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee purchases the shares-in-trust for valuable consideration and acquires the shares-in-trust without the acquisition resulting in a transfer to another trust.

Our articles of incorporation require that the prohibited owner of shares-in-trust pay the trust the amount of any dividends or distributions received by the prohibited owner that are attributable to any shares-in-trust if the record date of the distribution was on or after the date that the shares of stock became shares-in-trust. The trust will pay the prohibited owner the lesser of:

¡

the price per share that the prohibited owner paid for the shares of common stock or preferred stock that were designated as shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of such transfer, or

¡	the price per share received by the trust from the sale of the shares-in-trust.

The trust will distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner.

The shares-in-trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

¡	the price per share in the transaction that created the shares-in-trust, or, in the case of a gift or devise, the market price per share on the date of the transfer, or

¡	the market price per share on the date that we, or our designee, accepts the offer.

“Market price” on any date means the average of the closing prices for the five consecutive trading days ending on that date. The closing price on any date generally means the last quoted price as reported by the primary securities exchange or market on which our stock is then listed or quoted for trading, or if our stock is not so listed or quoted, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares of equity stock selected by the board of directors. “Trading day” means a day on which the principal national securities exchange on which shares of our common or preferred stock are listed or admitted to trading is open for the transaction of business or, if our common or preferred stock is not listed or admitted to trading on any national securities exchange, means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

If a shareholder owns, directly or indirectly, 5% or more, or any lower percentage required by federal income tax laws, of our outstanding shares of stock, then he or she must, within 30 days after January 1 of each year, provide us with a written statement or affidavit stating his or her name and address, the number of shares of common and preferred stock owned directly or indirectly and a description of how those shares are held. In addition, each direct or indirect shareholder must provide us with any additional information as we may request to determine any effect on our status as a REIT and to ensure compliance with the ownership limit.

The ownership limit in our articles of incorporation will continue to apply until:

¡	our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, and

¡	there is an affirmative vote of two-thirds of the number of shares of outstanding common and preferred stock entitled to vote at a regular or special meeting of shareholders.

RES, as the holder of the Series C Preferred Stock, will not have conversion rights with respect to the Series C Preferred Stock it holds to the extent the conversion would cause RES and its affiliates to beneficially own more than 34% of the total number of votes represented by our voting stock. RES will not have exercise rights with respect to the Old Warrants and the New Warrants we intend to issue to RES at the closing of this offering to the extent the exercise would cause RES and its affiliates to beneficially own more than 34% of the total number of votes represented by our voting stock. See “Description of Capital Stock—Description of Preferred Stock—Series C Preferred Stock” and “Description of Capital Stock—Restrictions on Ownership and Transfer”.

DESCRIPTION OF CERTAIN MATERIAL PROVISIONS OF VIRGINIA LAW, OUR ARTICLES OF INCORPORATION AND OUR BYLAWS

General

The Virginia Stock Corporation Act contains provisions that may have the effect of impeding the acquisition of control of a Virginia corporation by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the corporation’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the corporation’s vulnerability to coercive takeover practices and inadequate takeover bids.

Affiliated Transactions Statute

We are subject to the “affiliated transactions” provisions of the Virginia Stock Corporation Act which restrict certain transactions between us and any person who beneficially owns more than 10% of any class of our voting securities, or an Interested Shareholder. These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date we first had 300 shareholders of record or whose acquisition of shares making such person an Interested Shareholder was previously approved by a majority of our Disinterested Directors. “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of our board of directors who was (i) a member on the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors.

Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of our company proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of our company with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

The “affiliated transactions” statute prohibits us from engaging in an Affiliated Transaction with an Interested Shareholder for a period of three years after the Interested Shareholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder. Following the three-year period, in addition to any other vote required by law or by our articles of incorporation, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the shareholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair-price provisions require, in general, that the consideration to be received by shareholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Shareholder to acquire the largest number of its shares and (ii) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Shareholder for shares it acquired and the fair market value of the shares on specified dates.

Control Share Acquisitions Statute

We are also subject to the “control share acquisitions” provisions of the Virginia Stock Corporation Act, which provide that shares of our voting securities which are acquired in a “Control Share Acquisition” have no voting rights unless such rights are granted by a shareholders’ resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director. A “Control Share Acquisition” is an acquisition of voting shares, other than an “excepted acquisition,” which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person’s voting strength with respect to the election of directors to meet or exceed any of the following thresholds: (i) one-fifth, (ii) one-third or (iii) a majority. An “excepted acquisition” includes shares acquired directly from a public corporation. Consequently, the acquisition of common stock by RES upon the conversion of the shares of the Series C Preferred Stock or the exercise by RES of the Old Warrants it holds or the New Warrants we intend to issue to RES at the closing of this offering will not be a Control Share Acquisition.

“Beneficial ownership” means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person shall be deemed to be a beneficial owner of shares as to which such person may exercise voting power by virtue of an irrevocable proxy conferring the right to vote. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with us and demand a special meeting of shareholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. We may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the shareholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those shareholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from us. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if our articles of incorporation or bylaws are amended, within the time limits specified in the statute, to so provide.

A corporation may, at its option, elect not to be governed by the foregoing provisions of the Virginia Stock Corporation Act by amending its articles of incorporation or bylaws to exempt itself from coverage; provided, however, any such election not to be governed by the “affiliated transactions” statute must be approved by the corporation’s shareholders and will not become effective until 18 months after the date it is adopted. We have not elected to exempt ourselves from coverage under these statutes.

Our Articles of Incorporation and Bylaws

Board of Directors

Our board of directors currently consists of nine directors. Our articles of incorporation provide that our board of directors will consist of no less than three nor more than nine members, and that a majority of our board will be independent directors. Our bylaws provide that the number of directors may be established by our board of directors from time to time within the range set by our articles of incorporation.

Our directors are elected annually to serve one-year terms and until their successors are elected and qualify. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the combined voting power of our outstanding shares of common stock and our outstanding shares of Series C Preferred Stock have the ability to elect all of the members of our board of directors. RES, our largest shareholder, holds significant voting power and has the right to designate directors. See “Risks Related to this Offering—RES, our largest shareholder, holds significant voting power and has the right to designate directors, which provides the shareholder with significant power to influence our business and affairs.”

Our bylaws provide that a vacancy will be filled by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. Any director appointed to fill a vacancy holds office until the next annual meeting and until his or her successor is duly elected and qualifies.

Our bylaws provide that our shareholders may, at any time, remove any director, with or without cause, by affirmative vote of a majority of the votes entitled to be cast in the election of directors, and may elect a successor to fill any resulting vacancy.

Meetings of Shareholders

Under our bylaws, annual meetings of shareholders are held each year at a date and time as determined by our chief executive officer or our board of directors. Special meetings of shareholders may be called by our chief executive officer, a majority of our directors or a majority of our independent directors. Special meetings of shareholders may also be called upon the written request of the holders of not less than ten percent of the shares of our common stock entitled to vote at a meeting. Unless requested by shareholders entitled to cast a majority of votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any annual or special meeting of shareholders held during the preceding twelve months.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by shareholders may be made only (i) pursuant to our notice of the meeting, (ii) by our board of directors or (iii) by a shareholder who has complied with the advance notice procedures of our bylaws.

REIT Status

Our articles of incorporation provide that it is the duty of our board of directors to ensure that our company satisfies the requirements for qualification as a REIT under the Code. The board of directors may take no action to disqualify our company as a REIT or otherwise revoke our REIT election without the affirmative vote of two-thirds of the number of shares of common stock entitled to vote on such matter at a special meeting of shareholders. Our articles of incorporation permit the board of directors, in its sole discretion, to exempt a person from the ownership limit in the articles of incorporation if the person provides representations and undertakings that enable the board to determine that granting the exemption would not result in us losing our qualification as a REIT. Under the Code, REIT shares owned by certain entities are considered owned proportionately by owners of the entities for REIT qualification purposes. RES provided representations and undertakings necessary for our board of directors to grant such an exemption.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended by the affirmative vote of the shareholders of a majority of the outstanding shares of common stock entitled to vote on the matter, subject to provisions of Virginia law that would require a different vote. Our bylaws may, subject to the provisions of Virginia law, be amended by (i) the affirmative vote of a majority of the directors, except that the board of directors cannot alter or repeal any bylaws made by the shareholders, or (ii) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Description of Capital Stock—Description of Preferred Stock.” Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Limitation of Liability and Indemnification

Our articles of incorporation also require us to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by us or in our right, by reason of the fact that he or she is or was such a director or officer or is or was serving at our request as a director, officer, employee or agent of another entity, provided that the board of directors determines that the conduct in question was in our best interest and such person was acting on our behalf. The director or officer is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred if such person engaged in gross negligence, willful misconduct or a knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have us make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. Our board of directors also has the authority to extend to any person who is our employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to the same conditions and obligations described above.

The Virginia Stock Corporation Act permits a court, upon application of a director or officer, to review our board’s determination as to a director’s or officer’s request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order us to make advances and/or reimbursement for expenses or to provide indemnification.

We have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT OF SUPERTEL LIMITED PARTNERSHIP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is filed as Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. See “Where You Can Find More Information.”

Management

Supertel Limited Partnership was formed in 1994 as a Virginia limited partnership. Pursuant to the terms of the partnership agreement, Supertel Hospitality REIT Trust, as the sole general partner of Supertel Limited Partnership, has full, exclusive and complete responsibility and discretion in the management and control of Supertel Limited Partnership. Supertel Hospitality REIT Trust is our wholly-owned subsidiary. The limited partners of Supertel Limited Partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, Supertel Limited Partnership. Supertel Hospitality REIT Trust, without the consent of the limited partners, may amend the partnership agreement in any respect to the benefit of and not adverse to the interests of the limited partners. Any other amendments to the partnership agreement require the consent of limited partners holding more than 50% of the percentage interests of the limited partners.

Transferability of Interests

Supertel Hospitality REIT Trust may not voluntarily withdraw from Supertel Limited Partnership, and we may not transfer or assign our interest in Supertel Hospitality REIT Trust. In addition, Supertel Hospitality REIT Trust may not transfer or assign its interest in Supertel Limited Partnership unless:

¡

the transaction in which the withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction (see “Redemption Rights” below); or

¡	the successor to us contributes substantially all of its assets to Supertel Limited Partnership in return for an interest in Supertel Limited Partnership.

With certain limited exceptions, the limited partners may not transfer their interests in Supertel Limited Partnership, in whole or in part, without the written consent of Supertel Hospitality REIT Trust, which may withhold its consent in its sole discretion. Supertel Hospitality REIT Trust may not consent to any transfer that would cause Supertel Limited Partnership to be treated as a corporation for federal income tax purposes or would otherwise violate any applicable federal or state securities laws.

Capital Contribution

The partnership agreement provides that if Supertel Limited Partnership requires additional funds at any time in excess of funds available to it from borrowing or capital contributions, we may borrow such funds and lend the funds to Supertel Limited Partnership on the same terms and conditions. The partnership agreement generally obligates us to contribute the proceeds of an equity offering, including the proceeds from this offering, as additional capital to Supertel Limited Partnership. Moreover, we are authorized to cause Supertel Limited Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in our best interest and in the best interests of Supertel Limited Partnership.

If we contribute additional capital to Supertel Limited Partnership, we will receive additional units of partnership interest, and our percentage interest in Supertel Limited Partnership will be increased on a proportionate basis based on the amount of the additional capital contribution and the value of Supertel Limited Partnership at the time of the contribution. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us.

In addition, if we contribute additional capital to Supertel Limited Partnership, we will revalue the partnership’s property to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in the property would be allocated among the partners under the terms of the partnership agreement, if there were a taxable disposition of the property for fair market value on the date of the revaluation.

Redemption Rights

Each limited partner of Supertel Limited Partnership holding common units of limited partnership interests and each limited partner holding preferred units of limited partnership interests, if those preferred units so provide, may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. As of the date of this prospectus, 97,008 common units of Supertel Limited Partnership are held by the limited partners. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of shares of our common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of our common stock the limited partner would have received if we chose to purchase the units for our common stock. We anticipate that we generally will elect to purchase the common units for our common stock. There are no preferred units outstanding at the date of this prospectus.

The redemption price will be paid in cash if the issuance of shares of our common stock to the redeeming limited partner would:

¡	result in any person owning, directly or indirectly, shares of our common or preferred stock in excess of 9.9% of the outstanding shares of our common stock or preferred stock of any series;

¡	result in shares of our capital stock being owned by fewer than 100 persons, determined without reference to any rules of attribution;

¡	result in our being “closely held” within the meaning of the federal income tax laws;

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cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant, other than TRS Lessee, of our or Supertel Limited Partnership’s real property, within the meaning of the federal income tax laws; or

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cause the acquisition of shares of our common stock by the redeeming limited partner to be “integrated” with any other distribution of shares of our common stock for purposes of complying with the Securities Act.

A limited partner may not exercise the redemption right for fewer than 1,000 common units or, if a limited partner holds fewer than 1,000 common units, fewer than all of the common units held by the limited partner. The number of shares of our common stock issuable on exercise of the redemption rights will be adjusted on the occurrence of share splits, mergers, consolidations or similar pro rata share transactions.

Operations

The partnership agreement requires that Supertel Limited Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT, to use reasonable efforts to avoid any federal income or excise tax liability imposed by the federal income tax laws, other than tax on any retained capital gain, and to ensure that Supertel Limited Partnership will not be classified as a “publicly traded partnership” for purposes of the federal income tax laws.

In addition to the administrative and operating costs incurred by Supertel Limited Partnership, the partnership pays all of our administrative costs, and these costs are treated as expenses of Supertel Limited Partnership. Our expenses generally include:

¡	all expenses relating to our formation and continuing existence;

¡	all expenses relating to the registration of securities by us;

¡	all expenses associated with the preparation and filing of any periodic reports by us under federal, state or local laws or regulations;

¡	all expenses associated with compliance by us with laws, rules and regulations promulgated by any regulatory body; and

¡	all other operating or administrative costs we incur in the ordinary course of our business on behalf of Supertel Limited Partnership.

Distributions

The partnership agreement provides that Supertel Limited Partnership will distribute cash from operations on at least a quarterly basis. Cash from operations includes net sale or refinancing proceeds, but excludes net proceeds from the sale of Supertel Limited Partnership’s property in connection with a liquidation. We will determine the amount of distributions in our sole discretion. On liquidation of Supertel Limited Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of Supertel Limited Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of Supertel Limited Partnership, we will contribute cash to the partnership, equal to the negative balance in our capital account.

Allocations

Income, gain and loss of Supertel Limited Partnership for each fiscal year generally are allocated among the partners in accordance with their respective partnership interests, subject to compliance with the provisions of the federal income tax laws.

Term

Supertel Limited Partnership will continue until December 31, 2050, or until sooner dissolved on:

¡	the bankruptcy, dissolution or withdrawal of Supertel REIT Trust, unless the limited partners elect to continue Supertel Limited Partnership;

¡	the sale or other disposition of all or substantially all the assets of Supertel Limited Partnership;

¡	the redemption of all units, other than those held by Supertel Hospitality REIT Trust, if any; or

¡	the election of Supertel Hospitality REIT Trust and approval of the holders of 75% of the percentage interests of the limited partners, excluding Supertel Hospitality REIT Trust.

Tax Matters Partner

We are the tax matters partner of Supertel Limited Partnership and have authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material federal income tax considerations that may be relevant to a prospective holder of our common stock. McGrath North Mullin & Kratz PC LLO has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Shareholders”), or foreign corporations and persons who are not citizens or residents of the United States (except to the limited extent discussed in “—Taxation of Non-U.S. Shareholders”).

The statements of law in this discussion are based on current provisions of the Code, existing temporary and final Treasury regulations thereunder, and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this registration statement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT. Specifically, we urge you to consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our short taxable year ended December 31, 1994. We believe that, beginning with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to continue to qualify as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

In connection with this filing, we received an opinion of McGrath North Mullin & Kratz, PC LLO, that we qualified to be taxed as a REIT for our taxable years ended December 31, 2005 through December 31, 2012, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT under the Code for our taxable year ending December 31, 2013, and thereafter. Investors should be aware that McGrath North Mullin & Kratz, PC LLO’s opinion is (1) based upon customary assumptions, (2) conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and (3) not binding upon the Internal Revenue Service (“IRS”) or any court. In addition, McGrath North Mullin & Kratz, PC LLO’s opinion is based on existing federal income tax laws governing our qualification as a REIT, which are subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our taxable income that we distribute. While McGrath North Mullin & Kratz, PC LLO has reviewed those matters in connection with its opinion, McGrath North Mullin & Kratz, PC LLO will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the federal income tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation.

Generally, we will be subject to federal income tax in the following circumstances:

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We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

¡	Under certain circumstances, we may be subject to the “alternative minimum tax” on items of tax preference that we do not distribute or allocate to our shareholders.

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We will pay income tax at the highest corporate rate on (1) our net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of our business, and (2) other non-qualifying income from foreclosure property.

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We will pay a 100% tax on our net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our business (“prohibited transactions”).

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

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If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% nondeductible excise tax on the excess of this required distribution over the amount we actually distributed.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that a timely designation of such gain is made by us to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

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If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year recognition period after we acquire such asset, provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax generally is the lesser of: (1) the amount of gain that we recognize at the time of the sale or disposition of the asset, or (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

¡	We will incur a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

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If we fail to satisfy certain asset tests, described below under “—Asset Tests,” by more than a de minimis threshold, and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will be subject to a tax equal to the greater of (1) $50,000, or (2) the amount determined by multiplying the highest rate of income tax for corporations (currently 35% effective rate) by the net income generated by the non-qualifying assets for the applicable period.

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We may be subject to a $50,000 tax if we fail to satisfy certain REIT qualification requirements, other than income tests or asset tests, and such failure is due to reasonable cause and not willful neglect.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders as described in “—Recordkeeping Requirements.”

¡	The earnings of our lower-tier entities that are subchapter C corporations, including TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)	no more than 50% in value of its outstanding shares (including preferred shares and common shares) or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of each taxable year;

(7)	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of our capital stock in proportion to their actuarial interests in the trust for purposes of requirement 6. In addition, for purposes of applying requirement 6, a look-through rule applies so that generally shares of our capital stock that are held by a corporation, partnership, estate or trust (except as summarized above) will be considered owned proportionately by their respective shareholders, partners or beneficiaries.

We have issued sufficient capital stock with enough diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our capital stock so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our capital stock are described in “Description of Capital Stock—Restrictions on Ownership and Transfer.”

A corporation that is a “qualified REIT subsidiary” (i.e., a corporation that is 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. Thus, in applying the requirements described in this section, any “qualified REIT subsidiary” of ours that is not a TRS will be ignored, and all assets, liabilities and items of income, deduction and credit of that subsidiary will be treated as our assets, liabilities and items of income, deduction and credit. Similarly, any wholly-owned limited liability company that we own will be disregarded, and all assets, liabilities and items of income, deduction and credit of such limited liability company will be treated as ours.

In the case of a REIT that is a partner in a partnership, in general, the REIT is treated as owning its proportionate share (based on capital interests) of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnerships and of any other partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes, in which we own or acquire an interest, directly or indirectly (each, a “Partnership” and, together, the “Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Subject to restrictions on the value of TRS securities held by the REIT, a REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any qualified lodging facilities or qualified health care properties are operated but is permitted to lease such facilities or properties from a related REIT as long as such facilities or properties are operated on behalf of the TRS by an “eligible independent contractor.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate income taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We formed TRS Leasing, Inc. and its wholly owned subsidiaries, TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, SPPR-BMI TRS Subsidiary, LLC and SPPR-Dowell TRS Subsidiary, LLC (together, the “TRS Lessee”) and each of our hotels is leased by the TRS Lessee. Our hotels are managed by independent management companies, HLC Hotels Inc., Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc. and Cherry Cove Hospitality Management, LLC, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee. We may form or acquire one or more additional TRSs in the future. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

¡	rents from real property;

¡	interest on debt secured by mortgages on real property or on interests in real property;

¡	dividends, or other distributions on, and gain from the sale of shares in other REITs;

¡	gain from the sale of real estate assets;

¡	income and gain derived from qualifying “foreclosure property”; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of (1) income that is qualifying income for purposes of the 75% gross income test, (2) other types of dividends and interest, (3) gain from the sale or disposition of stock or securities, or (4) any combination of the foregoing.

If we enter into a transaction in the normal course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to any item of income or gain that would be qualified income under the 75% or 95% gross income tests (or any property which generates such qualified income or gain), including gain from the termination of such a transaction, and we properly identify the “hedges” as required by the Code and Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test (after July 30, 2008). In addition, our gross income, for purposes of the 75% gross income test (after July 30, 2008) and the 95% gross income test, will not include any of our gross income from properly identified “hedges”, including any gain from the sale or disposition of such a transaction, to the extent the transaction hedges any indebtedness incurred (or to be incurred) by us to acquire or carry real estate assets. Gross income from our sale of any property that we hold primarily for sale to customers in the ordinary course of our business is excluded from both income tests. If we have any foreign currency gain, certain “real estate foreign exchange gain” is excluded from both gross income tests (after July 30, 2008). In addition, if we have any foreign currency gain, certain “passive foreign exchange gain” is excluded from our gross income for purposes of the 95% gross income test (but is included in our gross income and treated as non-qualifying income to the extent such gain is not also considered “real estate foreign exchange gain” for purposes of the 75% gross income test) (after July 30, 2008). If we acquire any “qualified business unit” that remits certain foreign currency gain to us, such gain will not be included in our gross income for purposes of the 75% or 95% gross income tests (after July 30, 2008). Provided that, if we become dealers or regular traders in securities, any foreign currency gain will be gross income to us that does not qualify under either gross income test (after July 30, 2008). The following paragraphs discuss the specific application of the gross income tests to us.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

¡	First, the rent must not be based, in whole or in part, on the income or profits of any person but may be based on a fixed percentage or percentages of gross receipts or gross sales.

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Second, neither we nor a direct or indirect owner of 10% or more of our shares of capital stock may own, actually or constructively, 10% or more of a tenant, other than a TRS, from whom we receive rent. If the tenant is a TRS leasing a hotel, such TRS may not directly or indirectly operate or manage the related hotel. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” (at the time the applicable management contract or similar contract is entered into with the TRS) and who is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities for any person unrelated to us and the TRS (an “eligible independent contractor”). See “—Taxable REIT Subsidiaries.”

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Third, if the rent attributable to personal property leased in connection with a lease of real property exceeds 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.”

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated, from whom we do not derive revenue, and who does not, directly or through its shareholders, own more than 35% of our shares of capital stock, taking into consideration the applicable ownership attribution rules. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in the geographic area in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and non-customary services to our tenants without tainting our rental income from the related properties. See “—Taxable REIT Subsidiaries.”

Pursuant to percentage leases, the TRS Lessee leases each of our hotels (and the hotels are considered “qualified lodging facilities” as defined herein). The percentage leases provide that the TRS Lessee is obligated to pay to the Partnerships (1) percentage rent based on gross revenue, and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by room revenues for each of the hotels.

In order for the percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

¡	the intent of the parties;

¡	the form of the agreement;

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the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

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the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether:

¡	the service recipient is in physical possession of the property;

¡	the service recipient controls the property;

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the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

¡	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

¡	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

¡	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

McGrath North Mullin & Kratz, PC LLO is of the opinion that the percentage leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts:

¡	the Partnerships, on the one hand, and the TRS Lessee, on the other hand, intend their relationship to be that of a lessor and lessee, and such relationship is documented by lease agreements;

¡	the TRS Lessee has the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

¡	the TRS Lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels and generally dictates how the hotels are operated, maintained and improved;

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the TRS Lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate;

¡	the TRS Lessee benefits from any savings in the costs of operating the hotels during the term of the percentage leases;

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the TRS Lessee generally has indemnified the Partnerships against all liabilities imposed on the Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the TRS Lessee’s use, management, maintenance, or repair of the hotels, (3) impositions in respect of the hotels that are the obligations of the TRS Lessee, (4) any breach of the percentage leases or of any sublease of a hotel by the TRS Lessee, or (5) the gross negligent acts and omissions and willful misconduct of the TRS Lessee;

¡	the TRS Lessee stands to incur substantial losses or reap substantial gains depending on how successfully it operates the hotels;

¡	the partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the TRS Lessee; and

¡	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnerships receive from the TRS Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status (unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests”).

As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or gross sales and the percentages:

¡	are fixed at the time the percentage leases are entered into;

¡	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

¡	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Another requirement for qualification of our rent as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock or voting power of any corporate lessee (other than a TRS) or 10% or more of the assets or net profits of any non-corporate lessee (a “related party tenant”). These rules, however, do not apply to rents we receive from a TRS for certain qualified lodging facilities and qualified health care properties leased to a TRS if an “eligible independent contractor” operates such facilities or properties for the TRS. As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease certain qualified lodging facilities and qualified health care properties from the related REIT as long as it does not directly or indirectly operate or manage such facilities or properties or provide rights to any brand name under which any such facilities or properties are operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the qualified lodging facilities or qualified health care properties are operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its shareholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties”, respectively, for any person unrelated to us and the TRS Lessee at the time the applicable management contract or similar contract is entered into with the TRS Lessee (an “eligible independent contractor”). For taxable years beginning after July 30, 2008, an “independent contractor” will not fail to be treated as an independent contractor by reason of the following: (1) the TRS bears the expenses for the operation of the qualified lodging facility or qualified health care property pursuant to the management agreement or other similar contract, or (2) the TRS receives the revenues from the operation of the qualified lodging facility or qualified health care property, net of expenses for such operation and fees payable to the independent contractor pursuant to the management agreement or contract. A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at, or in connection with, such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.” For tax years beginning after July 30, 2008, a TRS is not considered to be operating or managing a qualified lodging facility or qualified health care property solely because it directly or indirectly possesses a license, permit or similar instrument enabling it to do so, or employs individuals working at such facility or property outside of the United States, but only if an eligible independent contractor is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. In addition, as another exception to the rules summarized in the preceding paragraph, rents paid to us by a TRS should qualify as “rents from real property” if (1) at least 90% of the leased space of the applicable property is rented to persons other than the TRS, and (2) the rents paid by the TRS to us are substantially comparable to rents paid by other tenants for comparable space with respect to the property.

A third requirement for qualification of our rent as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of the personal property ratio or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus could lose our REIT status.

A fourth requirement for qualification of our rent as “rents from real property” is that, other than within the 1% de minimis exception described above (i.e., we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property) and other than through a TRS, we cannot furnish or render non-customary services to the tenants of our hotels, or manage or operate our hotels, other than through an eligible independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that, the percentage leases are respected as true leases, we should satisfy this requirement because the Partnerships will not perform any services other than customary services. Furthermore, with respect to other hotel properties that we acquire in the future, we will not perform non-customary services.

If a portion of our rent from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. If the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (3) we furnish non-customary services to the lessee of the hotel, other than through an independent contractor, none of the rent from that hotel would qualify as “rents from real property.” In that case, we likely would be unable to satisfy either the 75% or 95% gross income test and, as a result, we could lose our REIT status. However, in either situation we may still qualify as a REIT if the relief described below under “—Failure to Satisfy Gross Income Tests” is available to us.

In addition to the percentage rent, the TRS Lessee is required to pay to the Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the Partnerships are obligated to pay to third parties such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.

Interest

The term “interest” includes amounts received in payment for the use or forbearance of money. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Additionally, amounts based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT, are not excluded from the term “interest”. Furthermore, if a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends

Our share of dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including any foreign currency gain or loss, if any, included in such net income after July 30, 2008) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets are held primarily for sale to customers and that a sale of any such assets would not be in the ordinary course of our business. We will attempt to comply with the terms of certain safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. The safe harbor is available if the following requirements are met:

¡	the REIT held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includible in the basis of the property does not exceed 30% of the net selling price of the property;

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either (1) during the year in question, the REIT does not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year does not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year does not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

¡	in the case of property not acquired through foreclosure or lease termination, the REIT held the property for at least two years for the production of rental income; and

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if the REIT made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT derives no income.

We sold 8 hotels in 2009, 9 hotels in 2010, 6 hotels in 2011, and 15 hotels in 2012. We did not acquire the hotels sold (or any properties listed for sale) for purposes of resale. In the last few years, we and many REITS around the country have sold some poorly performing properties due to unforeseen and harsh market conditions to help pay down debt, provide cash flow and continue operations until improvement of the markets and economy. We believe these sales fall within the safe-harbor provisions under the Code, and in any event, even if we do not meet the safe harbor provisions, we believe that such sales are not prohibited transactions. However, if these sales do not fall within the terms of the safe-harbor provisions and the IRS would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax; however, any such income from such sales would not be included in our gross income for purposes of the 75% and 95% gross income tests.

Foreclosure Property

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, income from qualified foreclosure property will be included in our gross income for purposes of the 75% and 95% gross income tests and the gain from the sale of such qualified foreclosure property should be exempt from the 100% tax on prohibited transactions. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured;

¡	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

¡	for which such REIT makes a proper election to treat such property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

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which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

As a result of the rules with respect to foreclosure property, if (1) a lessee defaults on its obligations under a percentage lease, (2) we terminate the lessee’s leasehold interest, and (3) we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests unless we are able to hire an independent contractor to manage and operate the hotel. In such event, we might be unable to satisfy the 75% and 95% gross income tests and, thus, might fail to qualify as a REIT.

Currently, we do not hold any foreclosure property.

Hedging Transactions

We have not engaged in any hedging transactions in the past. However, in the future, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. If we enter into a transaction in the normal course of our business primarily to manage risk of interest rate, price changes or currency fluctuations with respect to any item of income or gain that would be qualified income under the 75% or 95% gross income tests (or any property which generates such qualified income or gain), including gain from the termination of such a transaction, and we properly identify the “hedges” as required by the Code and Treasury regulations, the income from the transaction will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test (after July 30, 2008). In addition, our gross income, for purposes of the 75% gross income test (after July 30, 2008) and the 95% gross income test, will not include any of our gross income from properly identified “hedges”, including any gain from the sale or disposition of such a transaction, to the extent the transaction hedges any indebtedness incurred (or to be incurred) by us to acquire or carry real estate assets. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. The REIT income and asset rules may limit our ability to hedge loans or securities acquired as investments.

Foreign Currency Gain

Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

¡	our failure to meet such tests is due to reasonable cause and not willful neglect; and

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following our identification of the failure to meet one or both gross income tests for a taxable year, a description of each item of our gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year and filed as specified by Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

First, at least 75% of the value of our total assets must consist of:

(1)	cash or cash items, including certain receivables and certain foreign currency;

(2)	government securities;

(3)	real property and interests in real property, including leaseholds and options to acquire real property and leaseholds;

(4)	interests in mortgages on real property;

(5)	stock in other REITs; and

(6)	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (other than a TRS).

Fourth, no more than 20% (25% for tax years beginning after July 30, 2008) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS or mortgage loans that constitute real estate assets or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any TRS in which we own more than 50% of the voting power or value of the stock hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

¡	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

¡	Any loan to an individual or an estate.

¡	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

¡	Any obligation to pay “rents from real property.”

¡	Certain securities issued by governmental entities.

¡	Any security issued by a REIT.

¡	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes, and not described in the preceding bullet points, if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Income Tests.”

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter, and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets or because of a change in the foreign currency exchange rates used to value any foreign assets, and, in either case, was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose. If we fail to satisfy the 5% asset test or the 10% vote or value test for a particular quarter and do not correct it within the 30-day period described in the prior sentence, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of our assets at the end of the quarter for which such measurement is done or (ii) $10,000,000; provided in either case that, we either dispose of the assets within 6 months after the last day of the quarter in which we identify the failure (or such other time period prescribed by the Treasury), or otherwise meet the requirements of those rules by the end of such time period. In addition, if we fail to meet any asset test for a particular quarter, other than a de minimis failure described in the preceding sentence, we still will be deemed to have satisfied the requirements if: (1) following our identification of the failure, we file a schedule with a description of each asset that caused the failure in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not willful neglect; (3) we dispose of the assets within 6 months after the last day of the quarter in which the identification occurred (or such other time period prescribed by the Treasury) or the requirements of the rules are otherwise met within such period; and (4) we pay a tax on the failure which is the greater of $50,000 or the amount determined by multiplying the highest rate of income tax for corporations (currently 35%), by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date we have disposed of the assets or otherwise satisfy the requirements.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

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the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

¡	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Any dividends declared in the last three months of the taxable year, payable to shareholders of record on a specified date during such period, will be treated as paid on December 31 of such year if such dividends are distributed during January of the following year.

We will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to our shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

¡	85% of our REIT ordinary income for such year;

¡	95% of our REIT capital gain net income for such year; and

¡	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Distributions or Dividends to U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses, and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. In addition, we may not deduct recognized capital losses from our “REIT taxable income.” Any taxes or penalties paid as a result of our failure to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and the asset tests, are deducted from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

We may satisfy the 90% distribution test with taxable distributions of our capital stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in capital stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/share dividends, but that revenue procedure no longer applies. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and capital stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends in order to raise sufficient cash to satisfy the distribution requirement.

Recordkeeping Requirements

We must maintain certain records to qualify as a REIT. To avoid a monetary penalty, we must request annually certain information from our shareholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with such requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax on our taxable income at regular corporate rates and any applicable alternative minimum tax. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to our shareholders. In fact, we would not be required to distribute any amounts to our shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable to individual, trust, and estate taxpayers at capital gains rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, we formed a TRS, TRS Lessee, which has four wholly-owned subsidiaries, TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, SPPR-BMI TRS Subsidiary, LLC and SPPR-Dowell TRS Subsidiary, LLC, each of which is a disregarded entity for federal income tax purposes. A TRS is a fully taxable corporation for which a TRS election is properly made. A TRS may (1) lease qualified lodging facilities or qualified health care properties from us under certain circumstances, (2) provide services to our tenants, and (3) perform activities unrelated to our tenants, such as third-party management, development and other independent business activities. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% (25% for tax years beginning after July 30, 2008) of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of assets that are not qualifying assets for purposes of the 75% asset test.

A TRS may not directly or indirectly operate or manage any qualified lodging facilities or qualified health care properties or provide rights to any brand name under which any such facilities or properties are operated. However, rents received by us from a TRS pursuant to a hotel lease will qualify as “rents from real property” as long as the hotel is operated on behalf of the TRS by a person who satisfies the following requirements at the time the management contract or similar contract is entered into with the TRS:

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such person is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” or “qualified health care properties,” respectively, for any person unrelated to us and the TRS;

¡	such person does not own, directly or indirectly, more than 35% of our capital stock;

¡	no more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our capital stock; and

¡	we do not directly or indirectly derive any income from such person.

A “qualified lodging facility” is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, unless wagering activities are conducted at, or in connection with, such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have formed and made a timely election with respect to the TRS Lessee, which leases each of our hotels. Additionally, we may form or acquire additional TRSs in the future. Our hotels are managed by HLC Hotels Inc., Kinseth Hotel Corporation, Strand Development Company, LLC, Hospitality Management Advisors, Inc. and Cherry Cove Hospitality Management, LLC, each of which qualified as an “eligible independent contractor” at the time the applicable management contract was entered into with the TRS Lessee.

Taxation of Distributions or Dividends to U.S. Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of our capital stock (including our common and preferred stock) that for U.S. federal income tax purposes is:

¡	a citizen or resident of the United States;

¡

a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

¡	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

¡

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of our shares by the partnership.

As long as we qualify as a REIT, (1) a taxable “U.S. shareholder” must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income, and (2) a U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. For purposes of determining whether a distribution is made of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends. In addition, dividends paid to a U.S. shareholder as ordinary income generally will not qualify for the reduced tax rate for “qualified dividend income.” Currently, the maximum tax rate on qualified dividend income is 20% (for married couples with taxable income over $450,000 or single persons with taxable income over $400,000, plus a 3.8% net investment income tax) or 15% for other individuals (plus a 3.8% net investment income tax for married couples with taxable income over $250,000 or single persons with taxable income over $200,000). Qualified dividend income generally includes most dividends paid by U.S. corporations but does not generally include ordinary REIT dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6% (for married couples with taxable income over $450,000 or single persons with taxable income over $400,000) or 35% for other individuals. However, the reduced tax rate for qualified dividend income should apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as the TRS Lessee, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our capital stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. shareholder generally will report distributions that we designate as capital gain dividends as long-term capital gain (to the extent the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held our capital stock.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain, to the extent that we designate such amount in a timely notice to such shareholder. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its capital stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s capital stock. Instead, such distribution will reduce the adjusted tax basis of such capital stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its capital stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the capital stock has been held for one year or less, assuming the capital stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we will carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income, and, therefore, U.S. shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations.

We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on Sale or Disposition of Capital Stock

When a U.S. shareholder sells or otherwise disposes of its capital stock in us (including any common stock or preferred stock), the shareholder will recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition (less any portion thereof attributable to accrued but unpaid dividends, which will be taxed as a dividend to the extent of our current and accumulated earnings and profits), and (2) the shareholder’s adjusted tax basis in the capital stock. In general, a U.S. shareholder who is not a dealer in securities will treat any gain or loss recognized upon the sale or disposition of our capital stock as long-term capital gain or loss, if the U.S. shareholder has held the capital stock for more than one year, otherwise, as short-term capital gain or loss.

However, a U.S. shareholder must treat any loss recognized upon a sale or disposition of our capital stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder recognizes upon a sale or disposition of our capital stock may be disallowed if the U.S. shareholder purchases other capital stock issued by us within 30 days before or after the disposition.

Capital Gains and Losses of U.S. Shareholders

A U.S. shareholder generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of the capital asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6% (for married couples with taxable income over $450,000 or single persons with taxable income over $400,000) or 35% for other individuals. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% (for married couples with taxable income over $450,000 or single persons with taxable income over $400,000, plus a 3.8% net investment income tax) or 15% for other individuals (plus a 3.8% net investment income tax for married couples with taxable income over $250,000 or single persons with taxable income over $200,000) for sales and exchanges of capital assets held for more than one year. Certain individuals, estate or trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

¡	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

¡	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of our capital gain distributions to any shareholders who fail to certify their non-foreign status to us. See “—Taxation of Non-U.S. Shareholders.”

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. shareholder provided that the non-U.S. shareholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. shareholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. shareholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. shareholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder’s federal income tax liability if certain required information is furnished to the IRS. Shareholders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Tax-Exempt Shareholders

The rules governing U.S. federal income taxation of tax-exempt shareholders are complex. This section is only a limited summary of such rules. We urge tax-exempt shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, such entities are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has published a revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that, the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of our capital stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, if we are a “pension-held REIT,” a qualified employee pension or profit sharing trust that owns more than 10% of our shares of capital stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. That percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares of capital stock only if:

¡	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

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we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust (see “—Requirements for Qualification” above); and

¡

either (1) one pension trust owns more than 25% of the value of our capital stock or (2) a group of pension trusts individually holding more than 10% of the value of our capital stock and collectively owns more than 50% of the value of our capital stock.

We have not been and do not expect to be treated as a pension-held REIT for purposes of these rules. The ownership and transfer restrictions in our articles of incorporation reduce the risk that we may become a “pension-held REIT.”

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex. This section is only a limited summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our capital stock, including any reporting requirements.

Foreign investors are generally subject to tax in the United States on their (1) U.S. source income, and (2) income that is “effectively connected” (or treated as effectively connected) with a U.S. trade or business (including the disposition of certain United States real property interests).

A non-U.S. shareholder that receives a distribution from us (U.S. source income) that is not attributable to gain from our sale or exchange of United States real property interests, as defined below, and that we do not designate as a capital gain dividend, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs.

However, if a distribution is treated as effectively-connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. A non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

¡	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

¡	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits, which is not attributable to or treated as attributable to the disposition by us of a United States real property interest, if the excess portion of such distribution does not exceed the adjusted tax basis of its capital stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such capital stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis of its capital stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

A non-U.S. shareholder will incur tax on any distribution made by us to the extent attributable to gain from sales or exchanges of “United States real property interests” under special provisions of the federal income tax laws referred to as “FIRPTA.” The term “United States real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively-connected with a U.S. business of the non-U.S. shareholder. However, any distribution with respect to a class of stock which is regularly traded on an established securities market located in the United States shall not be treated as gain recognized from the sale or exchange of a United States real property interest if the non-U.S. shareholder did not own more than 5% of such class of stock with respect to which the distribution was made at any time during the one year preceding the distribution. We believe that our common stock is “regularly traded” on an established securities market in the United States. Under such circumstances: (1) the distribution will be treated as an ordinary dividend to the non-U.S. shareholder and taxed as an ordinary dividend that is not a capital gain, (2) the non-U.S. shareholder is not required to file a U.S. federal income tax return solely as a result of receiving such ordinary distribution, (3) the branch profits tax does not apply to such ordinary distribution, and (4) the distribution will be subject to U.S. federal income tax withholding as an ordinary dividend as described above.

In addition, a non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our capital stock (the domestically-controlled REIT exception). We currently anticipate that we will be a domestically controlled REIT. However, we cannot assure you that this test will be met. If we are foreign controlled at any time, a non-U.S. shareholder that owned (actually or constructively) 5% or less of any class of our capital stock at all times during a specific testing period will not incur tax under FIRPTA with respect to any such gain on the disposition of our capital stock if that class of our capital stock is “regularly traded” on an established securities market. We believe that our common stock is “regularly traded” on an established securities market in the United States. To the extent that any class of our capital stock is regularly traded on an established securities market, a non-U.S. shareholder should not incur tax under FIRPTA (if we are a foreign-controlled REIT), unless it owns more than 5% of such class. If the gain on the sale of the our capital stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Certain non-U.S. shareholders will be subject to U.S. withholding tax at a rate of 30% on dividends paid on our capital stock after June 30, 2014, if certain disclosure requirements related to U.S. ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a rate of 30% will be imposed on proceeds from the sale of capital stock received by certain non-U.S. shareholders after December 31, 2016. If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such distributions and proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction.

Tax Aspects of Our Investments in the Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Supertel Partnership and all of our other partnerships and limited liability companies (the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

¡	is treated as a partnership under Treasury regulations relating to entity classification (the “check-the-box regulations”); and

¡	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. Each Partnership intends to be classified as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes, and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “—Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax

A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties

Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under the respective partnership agreements of our Partnerships, depreciation or amortization deductions of each Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required, under the federal income tax laws governing partnership allocations, to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to the Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or built-in loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest

Our adjusted tax basis in our partnership interest in the Partnerships generally is equal to:

¡	the amount of cash and the adjusted tax basis of any other property contributed by us to the Partnerships;

¡	increased by our allocable share of the Partnerships’ income and our allocable share of indebtedness of the Partnerships; and

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reduced, but not below zero, by our allocable share of the Partnerships’ loss and the amount of cash and property (at fair market value) distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of the Partnerships.

If the allocation of our distributive share of the Partnerships’ loss would reduce the adjusted tax basis of our partnership interest in the Partnerships below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnerships’ distributions, or any decrease in our share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to the Operating Partnerships

To the extent that the Partnerships acquire their hotels in exchange for cash, the initial basis in such hotels for depreciation purposes under the federal income tax laws will be equal to the purchase price paid by the Partnerships.

To the extent that the Partnerships acquire hotels in exchange for units of limited partnership interest, the initial basis in each hotel for depreciation purposes under the federal income tax laws should be the same as the transferor’s basis in that hotel on the date of acquisition. Although the law is not entirely clear, the Partnerships generally depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnerships’ tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnerships, except to the extent that the Partnerships are required under the federal income tax laws to use a method for allocating depreciation deductions attributable to the hotels or other contributed properties that results in our receiving a disproportionately large share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by us or a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners who contributed such properties to the extent of their built-in gain or built-in loss on those properties for federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Material Federal Income Tax Considerations—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnerships to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnerships’ trade or business.

Legislative or Other Actions Affecting REITs

Certain non-U.S. shareholders will be subject to U.S. withholding tax at a rate of 30% on dividends paid on our capital stock after June 30, 2014, if certain disclosure requirements related to U.S. ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a rate of 30% will be imposed on proceeds from the sale of capital stock received by certain non-U.S. shareholders after December 31, 2016. If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such distributions and proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction.

State, Local and Foreign Taxes

We and/or you may be subject to state, local and foreign tax in various states, localities and foreign jurisdictions, including those states, localities and foreign jurisdictions, in which we or you transact business, own property, or reside. The state, local and foreign tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state, local and foreign tax laws upon your investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Robert W. Baird & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell them, severally, the number of shares of our common stock indicated below:

Number of Shares
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment

Underwriting discounts and commissions paid by us(1)	$	$	$	$

(1)	RES has the right to purchase up to $30.0 million in shares of our common stock in this public offering at the public offering price, without the payment of any underwriting discount. The information in the above table assumes RES does not purchase any shares of our common stock in the offering.

In addition, we estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees, legal and accounting expenses and reimbursement of underwriters’ counsel fees in connection with the review of the terms of the offering by the Financial Industry Regulatory Authority, Inc., but excluding the underwriting discounts and commissions, will be approximately $        .

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the front cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

Subject to certain limited exceptions, our officers, our directors and RES have agreed with the underwriters not to dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock during the period beginning on the date of this prospectus continuing to and including the 180 days after the date of this prospectus, except with the prior written consent of Robert W. Baird & Co. Incorporated.

Subject to certain exceptions, during the period beginning on the date of this prospectus and continuing to and including 180 days after the date of this prospectus, and without the prior written consent of Robert W. Baird & Co. Incorporated, we have agreed not to:

¡

issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

¡	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

¡	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

¡	publicly announce an intention to effect any transaction specified above.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180 day restricted period we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period, the restrictions described in the two immediately preceding paragraphs will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. We will promptly notify Robert W. Baird & Co. Incorporated of any earnings release, news or event that may give rise to an extension of the initial 180 day restricted period described in the two immediately preceding paragraphs.

Prior to this offering, there has been a limited public market for our common stock. The public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock is listed on the Nasdaq Global Market under the symbol “SPPR.”

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by exercising their overallotment option or by purchasing shares in the open market (or both).

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates have engaged in commercial dealings with us, including serving as lenders to us, and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”) and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

¡	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

¡

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

¡	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this prospectus, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the common stock offered by this prospectus, will be passed upon for us by McGrath North Mullin & Kratz, PC LLO and for the underwriters by Hunton & Williams LLP. The description of federal income tax considerations under the caption “Material Federal Income Tax Considerations” in this prospectus is based on the opinion of McGrath North Mullin & Kratz, PC LLO.

EXPERTS

The consolidated financial statements and related financial schedule of Supertel Hospitality, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, incorporated by reference in this prospectus have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the CN Hotel Portfolio as of December 31, 2012 and 2011, and for the years then-ended have been included herein and in the registration statement in reliance upon the report of Gerald O. Dry, PA, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the CHMK Court Hotels Partners, LLC and CHMK Residence Hotel Partners, LLC as of December 31, 2012 and 2011, and for the years then-ended have been included herein and in the registration statement in reliance upon the report of Bennett Thrasher, P.C., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

Unless otherwise indicated, we have obtained the information under “Summary-U.S. Hotel Industry” and “U.S. Hotel Overview and Outlook” from the market study prepared for us by RCG, a nationally recognized real estate consulting firm, and such information is included in this prospectus in reliance on RCG’s authority as an expert in such matters.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information filed with the SEC, which means that we can disclose important information to you by referring you directly to certain documents. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

¡	Annual Report on Form 10-K for the year ended December 31, 2012;

¡	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

¡	Current Reports on Form 8-K filed January 22, 2013, March 28, 2013, May 7, 2013, May 17, 2013, May 22, 2013 and July 15, 2013; and

¡	Proxy Statement for the Annual Shareholders Meeting held May 21, 2013.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Supertel Hospitality, Inc.

1800 West Pasewalk Avenue, Suite 200

Norfolk, Nebraska 68701

(402) 371-2520

Attn: Corporate Secretary

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.supertelinc.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or document we file or furnish with the SEC.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of this registration statement, including the exhibits and schedules to this registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and proxy statements and make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

SUPERTEL HOSPITALITY, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements of Supertel Hospitality, Inc. (together with its consolidated subsidiaries, the “Company,” “we,” “our” and “us”) should be read in conjunction with our historical audited consolidated financial statements as of and for the year ended December 31, 2012 and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and our historical unaudited consolidated financial statements as of and for the three months ended March 31, 2013 and the related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”), each of which is incorporated by reference in this prospectus.

The unaudited pro forma consolidated balance sheet as of March 31, 2013, the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 have been prepared to provide pro forma financial information with regard to this offering (the “Offering”) and the use of proceeds therefrom as described under “Use of Proceeds,” as well as certain other adjustments. Accordingly, these unaudited pro forma consolidated financial statements give effect to:

(1)	the one-for-eight reverse split of our issued and outstanding common stock that we effected on , 2013;

(2)	the Offering;

(3)	the conversion by Real Estate Strategies L.P. (“RES”), at the closing of this Offering, of 2,000,000 shares of our 6.25% Series C Cumulative Convertible Preferred Stock (the “Series C Preferred Stock”) into shares of our common stock if the gross proceeds from this offering are $100 million or more and promptly upon our receipt of our proceeds in the offering and, in consideration for RES converting the Series C Preferred Stock, the issuance of warrants to RES to purchase up to 2,500,000 shares of our common stock and amendment of the existing warrants to purchase up to 3,750,000 shares of our common stock;

(4)	the intended use of proceeds from the Offering including:

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our planned acquisition of the 89-room Home2 Suites by Hilton hotel located in Charlotte, North Carolina, the 100-room Hampton Inn & Suites located in Columbia, South Carolina, the 109-room Hampton Inn & Suites located in Pine Knoll Shores, North Carolina and the 80-room Fairfield Inn & Suites located in Wytheville, Virginia (collectively, the “CN Hotel Portfolio”) for an aggregate purchase price of approximately $43.5 million, including closing fees, franchise costs and non-recurring capital expenditures;

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our planned acquisition of the 85-room Courtyard by Marriott and the 78-room Residence Inn, each located in Southaven, Mississippi (the “CHMK Hotel Portfolio”) for an aggregate purchase price of $19.7 million, including closing costs, franchise fees and non-recurring capital expenditures, and costs related to the assumption of debt, and partially funded by the assumption of the existing first mortgage debt of $13.2 million; and

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the redemption of all outstanding shares of our 8% Series A Preferred Stock (the “Series A Preferred Stock”) and all outstanding shares of our 10% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”).

The unaudited pro forma consolidated balance sheet assumes that each of the transactions referred to above occurred on March 31, 2013. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 assume that each of the transactions referred to above occurred on January 1, 2012. Future acquisitions may not ultimately be succesful and may not provide positive returns on investments. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

Our planned acquisitions of the four hotels in the CN Hotel Portfolio and our planned acquisition of the two hotels in the CHMK Hotel Portfolio will be accounted for using the acquisition method of accounting. The total consideration being paid to the sellers of those hotels will be allocated to the hotels to be acquired and the liabilities to be assumed at their respective fair value on the date of acquisition. The fair value of these assets and liabilities will be allocated in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The allocation of the purchase price for each of the planned acquisitions reflected in these unaudited pro forma consolidated financial statements has not been finalized and is based upon preliminary estimates of fair value, which is the best available information as of the date of this prospectus. The final determination of the fair value of these assets and liabilities will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the planned acquisitions are completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and liabilities for each of the planned acquisitions could change significantly from those used in the accompanying unaudited pro forma consolidated financial statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

These unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position would have been as of March 31, 2013 assuming the Offering and the transactions described above had been completed on March 31, 2013, what our actual consolidated results of operations would have been for the three months ended March 31, 2013 or the year ended December 31, 2012 assuming the Offering and the transactions described above had been completed on January 1, 2012, or of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

These unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, our historical consolidated financial statements and the related notes thereto, which appear in the Form 10-K and the Form 10-Q and are incorporated by reference in this prospectus, and the historical combined financial statements of the CN Hotel Portfolio and the related notes thereto and the historical combined financial statements of CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC, each of which appears elsewhere in this prospectus.

Supertel Hospitality, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

(Dollars in thousands, except share amounts and per share data)

March 31, 2013

	Historical Supertel	Reverse Stock Split [A]	Supertel Prior to the Offering	Offering [B]	Conversion of Series C Preferred Stock [C]	Acquisitions [D]	Redemption of Series A and Series B Preferred Stock [E]	Pro Forma Supertel
ASSETS
Investments in hotel properties	$238,120	$—	$238,120	$—	$—	$62,745	$—	$300,865
Less accumulated depreciation	75,437	—	75,437	—	—	—	—	75,437

	162,683	—	162,683	—	—	62,745	—	225,428
Cash and cash equivalents	337	—	337	93,000	—	(50,067)	(16,345)	26,925
Accounts receivable, net of allowance for doubtful accounts of $161	2,170	—	2,170	—	—	—		2,170
Prepaid expenses and other assets	5,347	—	5,347	—	—	—		5,347
Deferred financing costs, net	2,552	—	2,552	—	—	198		2,750
Investment in hotel properties, held for sale, net	24,299	—	24,299	—	—	—		24,299

	$197,388	$—	$197,388	$93,000	$—	$12,876	$(16,345)	$286,919

LIABILITIES AND EQUITY
LIABILITIES
Accounts payable, accrued expenses and other liabilities	$10,350	$—	$10,350	$—	$—	$—	$—	$10,350
Derivative liabilities, at fair value	16,252	—	16,252	—	12,031	—	—	28,283
Debt related to hotel properties held for sale	15,754	—	15,754	—	—	—	—	15,754
Long-term debt	115,609	—	115,609	—	—	13,176	—	128,785

	157,965	—	157,965	—	12,031	13,176	—	183,172

Redeemable preferred stock: 10% Series B, Preferred Stock, $.01 par value, $25.00 liquidation preference per share, 800,000 shares authorized, 332,500 shares outstanding (actual) and no shares outstanding (as adjusted)	7,662	—	7,662	—	—	—	(7,662)	—
EQUITY
Shareholders’ equity
8% Series A Preferred Stock, $0.01 par value per share, $10.00 liquidation preference per share, 2,500,000 shares authorized, 803,270 shares outstanding (actual) and no shares outstanding (as adjusted)	8	—	8	—	—	—	(8)	—
6.25% Series C, 3,000,000 shares authorized, $.01 par value, 3,000,000 shares outstanding, liquidation preference of $30,000	30	—	30	—	(20)	—	—	10
Common stock, $.01 par value, 200,000,000 shares authorized; 23,145,927 shares outstanding (actual) and shares outstanding (as adjusted)	231	(203)	28	—	—	—	—	28
Common stock warrants	252	—	252	—	—	—	—	252
Additional paid-in capital	134,804	203	135,007	93,000	(12,011)	—	(8,675)	207,321
Distributions in excess of retained earnings	(103,672)	—	(103,672)	—	—	(300)	—	(103,972)

Total shareholders’ equity	31,653	—	31,653	93,000	(12,031)	(300)	(8,683)	103,639
Noncontrolling interest
Noncontrolling interest in consolidated partnership, redemption value $113	108	—	108	—	—	—	—	108

Total equity	31,761	—	31,761	93,000	(12,031)	(300)	(8,683)	103,747

	$197,388	$—	$197,388	$93,000	$—	$12,876	$(16,345)	$286,919

See Accompanying Notes and Managements Assumptions to Unaudited Pro Forma Consolidated Financial Statements

Supertel Hospitality, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

(Dollars in thousands, except share amounts and per share data)

For the Quarter Ended March 31, 2013

	Historical Supertel	Reverse Stock Split [AA]	Supertel Prior to the Offering	Offering [BB]	Conversion of Series C Preferred Stock [CC]	Acquisitions [DD]	Redemption of Series A and Series B Preferred Stock [EE]	Pro Forma Supertel
REVENUES
Room rentals and other hotel services	$14,627	$—	$14,627	$—	$—	$2,801	$—	$17,428

EXPENSES
Hotel and property operations	12,381	—	12,381	—	—	1,948	—	14,329
Depreciation and amortization	1,961	—	1,961	—	—	724	—	2,685
General and administrative	1,059	—	1,059	—	—	—	—	1,059
Acquisition, termination expense	21	—	21	—	—	—	—	21

	15,422	—	15,422	—	—	2,672	—	18,094

EARNINGS (LOSS) BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES	(795)	—	(795)	—	—	129	—	(666)
Net loss on dispositions of assets	(29)	—	(29)	—	—	—	—	(29)
Other income (loss)	(297)	—	(297)	—	211	—	—	(86)
Interest expense	(1,849)	—	(1,849)	—	—	(217)	—	(2,066)
Loss on debt extinguishment	(91)	—	(91)	—	—	—	—	(91)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(3,061)	—	(3,061)	—	211	(88)	—	(2,938)
Income tax expense (benefit)	—	—	—	—	—	—	—	—

LOSS FROM CONTINUING OPERATIONS	(3,061)	—	(3,061)	—	211	(88)	—	(2,938)
Loss attributable to noncontrolling interest	7	—	7	—	—	—	—	7

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO CONTROLLING INTERESTS	(3,054)	—	(3,054)	—	211	(88)	—	(2,931)
Preferred stock dividends	(837)	—	(837)	—	313	—	367	(157)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(3,891)	$—	$(3,891)	$—	$524	$(88)	$367	$(3,088)

Weighted average shares outstanding—basic and diluted	23,101	(20,213)	2,888

NET LOSS PER COMMON SHARE—BASIC AND DILUTED
EPS from continuing operations—basic and diluted	$(0.17)		$(1.35)					[FF]

See Accompanying Notes and Managements Assumptions to Unaudited Pro Forma Consolidated Financial Statements

Supertel Hospitality, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

(Dollars in thousands, except share amounts and per share data)

For the Year Ended December 31, 2012

	Historical Supertel	Reverse Stock Split [AA]	Supertel Prior to the Offering	Offering [BB]	Conversion of Series C Preferred Stock [CC]	Acquisitions [DD]	Redemption of Series A and Series B Preferred Stock [EE]	Pro Forma Supertel
REVENUES
Room rentals and other hotel services	$70,573	$—	$70,573	$—	$—	$10,389	$—	$80,962

EXPENSES
Hotel and property operations	51,921	—	51,921	—	—	7,059	—	58,980
Depreciation and amortization	7,705	—	7,705	—	—	2,201	—	9,906
General and administrative	3,908	—	3,908	—	—	—	—	3,908
Acquisition, termination expense	240	—	240	—	—	—	—	240

	63,774	—	63,774	—	—	9,260	—	73,034

EARNINGS BEFORE NET LOSS ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES	6,799	—	6,799	—	—	1,129	—	7,928
Net loss on dispositions of assets	3	—	3	—	—	—	—	3
Other income (loss)	(144)	—	(144)	—	165	—	—	21
Interest expense	(7,450)	—	(7,450)	—	—	(890)	—	(8,340)
Loss on debt extinguishment	—	—	—	—	—	—	—	—
Impairment	(3,830)	—	(3,830)	—	—	—	—	(3,830)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(4,622)	—	(4,622)	—	165	239	—	(4,218)
Income tax expense (benefit)	6,637	—	6,637	—	—	—	—	6,637

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(11,259)	—	(11,259)	—	165	239	—	(10,855)
Loss attributable to noncontrolling interest	10	—	10	—	—	—	—	10

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS	(11,249)	—	(11,249)	—	165	239	—	(10,855)
Preferred stock dividends	(3,169)	—	(3,169)	—	1,076	—	1,468	(625)

NET EARNINGS LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(14,418)	$—	$(14,418)	$—	$1,241	$239	$1,468	$(11,470)

Weighted average shares outstanding—basic and diluted	23,080	(20,195)	2,885

NET LOSS PER COMMON SHARE—BASIC AND DILUTED
EPS from continuing operations—basic and diluted	$(0.62)		$(5.00)					[FF]

See Accompanying Notes and Managements Assumptions to Unaudited Pro Forma Consolidated Financial Statements

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share amounts and per share data)

1.	Unaudited Pro Forma Consolidated Balance Sheet:

[A] Reflects the impact of the one-for-eight reverse split of our issued and outstanding common stock that we effected on                     , 2013.

[B] Reflects the issuance of shares of common stock in this offering, based on an assumed public offering price of $ per share, and net of underwriting discounts and offering expenses as follows:

Gross proceeds from this offering	$100,000
Less:
Underwriting discounts and offering expenses	(7,000)

Net proceeds from this offering	$93,000

[C] Prior to the Offering and after giving effect to the one-for-eight reverse split of our issued and outstanding common stock, RES held 3,000,000 shares of Series C Preferred and warrants to purchase 3,750,000 shares of our common stock (such warrants, the “Old Warrants”). The adjustments in this column reflect the conversion by RES, at the closing of the Offering, of 2,000,000 shares of Series C Preferred Stock into              shares of our common stock and, in exchange for RES converting the Series C Preferred Stock, the issuance to RES of new warrants to purchase up to an additional 2,500,000 shares of our common stock (such warrants, the “New Warrants”). We refer collectively to the Old Warrants and the New Warrants as the “Warrants.”

In connection with the issuance of the New Warrants, certain terms of the Old Warrants will be amended. The New Warrants and the Old Warrants, as amended in connection with the Offering, will be exercisable in whole or part until the fifth anniversary of the closing date of the Offering and will entitle RES, subject to certain ownership limitations described below, to purchase an aggregate of up to 6,250,000 shares of our common stock at a per share exercise price of 110% of the public offering price of our common stock in the Offering. The exercise price may be paid in cash, or the holder may also elect to pay the exercise price by having us withhold a sufficient number of shares of common stock from the exercise with a market value equal to the exercise price. RES will not have exercise rights to the extent the exercise of the Warrants would cause RES and its affiliates to beneficially own more than 34% of the total number of votes represented by the voting stock of our company. Voting stock means capital stock having the power to vote generally for the election of directors of our company.

Fair value accounting requires bifurcation of certain embedded derivative instruments such as conversion features in convertible debt or equity instruments, and measurement at their fair value for accounting purposes. The Series C Preferred Stock and the Old Warrants were evaluated at the time of issuance in February 2012 and it was determined that the conversion feature embedded in the Series C Preferred Stock should be bifurcated from its host instrument and treated as a freestanding derivative; the Old Warrants and the New Warrants are also determined to be freestanding derivatives. Accordingly, the embedded derivative associated with the conversion feature of the Series C Preferred Stock and the Warrants do not qualify for equity classification, and as a result are shown as derivative liabilities on the balance sheet and are measured and recorded at fair value at each reporting period. The fair value of these embedded derivatives instruments, as of March 31, 2013, have been adjusted to reflect the conversion of the Series C Preferred Stock, the issuance of the New Warrants and the amendment of the terms of the Old Warrants as described above. The fair value of the derivative instruments was determined by utilizing a Monte Carlo simulation method, which is a generally accepted statistical method used to generate a defined number of stock price paths in order to develop a reasonable estimate of the range of future expected stock prices of our common stock and the common stock of a peer

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share amounts and per share data)

group and to minimize standard error. Based on the Monte Carlo simulation, the fair value, as of March 31, 2013, of the embedded derivative associated with the conversion feature of the Series C Preferred Stock and the Warrants is as follows on a historic and pro forma basis:

	Fair Value at March 31, 2013 Historical Supertel	Pro forma Change in Valuation	Fair Value at March 31, 2013 Pro Forma Supertel
Series C convertible preferred embedded derivative	$7,416	$(2,662)	$4,754
Warrant derivative	8,836	14,693	23,529

	$16,252	$12,031	$28,283

This charge, which is subject to change based on the final terms of the instruments market considerations at the offering date, will be recorded as a preferred stock dividend as of the issuance date.

[D] In May 2013, we entered into four separate agreements to acquire the four hotels in the CN Hotel Portfolio for an aggregate contractual purchase price of $42,250. The total cost of the CN Hotel Portfolio, including closing costs, franchise fees and non-recurring capital expenditures, is estimated to be $43,520. In May 2013, we also entered into an additional agreement to acquire the two hotels in the CHMK Hotel Portfolio for a contractual purchase price of $18,500. The total cost of the CHMK Hotel Portfolio, including closing costs, franchise fees, non-recurring capital expenditures, and costs of debt assumptions, is estimated to be approximately $19,723. The acquisition of the CHMK Hotel Portfolio will be partially funded by the assumption of $13,176 of existing first mortgage debt.

Two of the hotels in the CN Hotel Portfolio (the 89-room Home2 Suites by Hilton located in Charlotte, North Carolina and the 100-room Hampton Inn & Suites located in Columbia, South Carolina) are newly constructed hotels and commenced operations in September 2012. As a result, the statement of operations for the year ended December 31, 2012 does not reflect twelve full months of operations for these two hotels.

As noted above, the acquisition of the four hotels in the CN Hotel Portfolio and the two hotels in the CHMK Portfolio will be accounted for using the acquisition method of accounting. The total consideration being paid to the sellers of those hotels will be allocated to the hotel assets to be acquired and the liability assumed at their respective fair value on the date of acquisition. The fair value of these assets acquired and liabilities assumed will be reflected in accordance with ASC 805. The allocation of fair value shown in the table below is based on the Company’s preliminary estimates and is subject to change based on the final determination of the fair value of the assets and liabilities acquired.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share amounts and per share data)

Total Acquisitions
Assets related to probable acquisitions:
Building and improvements	$54,262
Land	2,430
Furniture and equipment	4,058

Assets acquired	$60,750
Estimated required brand improvements	1,525
Franchise fee	470

Net investment in hotels	$62,745
Estimated deferred financing fees	198

Total assets related to probable acquisitions:	$62,943

Liabilities related to probable acquisitions:
Long term debt (assumed)	$13,176

Equity:
Distributions in excess of retained earnings:	$300

Total of assets, liabilities and acquisition costs related to the probable acquisition	$50,067

The pro forma adjustments also include $300 of estimated acquisition costs related to the probable acquisitions described above, which has been reflected as an adjustment to distributions in excess of retained earnings in the unaudited pro forma consolidated balance sheet.

The acquisition of the two hotels in the CHMK Hotel Portfolio is intended to be partially funded through the assumption of an existing mortgage loan that had an outstanding balance of $13,405 at March 31, 2013 (the $13,176 used in the pro forma reflects the anticipated loan balance at September 30, 2013, the estimated closing date for purposes of these pro forma financial statements), with an interest rate of 6.25% per annum and a maturity date of August 2021. The purchase of the four hotels in the CN Hotel Portfolio and the remaining purchase price of the CHMK Hotel Portfolio, as well as estimated non-recurring capital expenditures, franchise fees, estimated deferred financing and acquisition costs, net of assumed debt, a total of $50,067, is intended to be funded with a portion of the net proceeds from the Offering ($43,520 for the CN Hotel Portfolio and $6,547, net of assumed debt, for the CHMK Hotel Portfolio).

Cash disbursed and received related to probable acquisitions:
Estimated cash to be disbursed:
Estimated cash disbursed to acquire assets	$47,574
Estimated required brand improvements	1,525
Franchise fee	470
Estimated acquisition costs	300
Estimated deferred financing costs	198

Estimated cash disbursed related to probable acquisitions:	$50,067

[E] Reflects the redemption of all of our outstanding shares of Series A Preferred Stock and all of our outstanding shares of Series B Preferred Stock at a redemption price of $10 and $25 per share, respectively. We intend to fund the redemption of the Series A Preferred Stock and the Series B Preferred Stock and to pay accrued and unpaid dividends thereon to the redemption date with a portion of the net proceeds of this Offering.

NOTES AND MANAGEMENT ASSUMPTIONS TO UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share amounts and per share data)

2.	Unaudited Pro Forma Consolidated Statement of Operations:

[AA] Reflects the impact of the one-for-eight reverse split of our issued and outstanding common stock that we effected on                     , 2013.

[BB] Reflects the issuance of              shares of common stock in the Offering, based on an assumed public offering price of $         per share.

[CC] Reflects the conversion by RES, at the closing of the Offering, of 2,000,000 shares of our Series C Preferred Stock into              shares of our common stock if the gross proceeds from this offering are $100 million or more and promptly upon our receipt of our proceeds in the offering and the reduction in preferred stock dividends, as well as the change in fair value of the embedded derivative associated with the conversion feature of the Series C Preferred Stock and the Warrants as noted in Note [C] above. The change in fair value was reduced by two-thirds; the adjustment did not take into account the change in pricing or the extension to the maturity date of the Warrants. They will be revalued at the time of conversion. The fair value was adjusted by two-thirds to reflect the impact of the conversion of two thirds of the Series C Preferred Stock.

[DD] In May 2013, we entered into agreements to acquire the four hotels in the CN Hotel Portfolio and the two hotels in the CHMK Hotel Portfolio as discussed in Note [D] above. As noted above, the acquisitions will be accounted for using the acquisition method of accounting. The total consideration being paid to the sellers of those hotels will be allocated to the hotels to be acquired and the liabilities to be assumed at their respective fair value on the date of acquisition. The fair value of these assets and liabilities will be allocated in accordance with ASC 805. Depreciation and amortization represent the additional depreciation expense as a result of purchase accounting adjustments. Depreciation amounts were determined based on management’s evaluation of the estimated useful lives of the properties (39 years for buildings and five years for furniture, fixtures and equipment). Revenue and expenses are as if they were acquired on January 1, 2012; two of the CHMK hotel portfolio assets were newly constructed and were not in operation for a full year. Finally, in connection with the planned acquisition of the CHMK Hotel Portfolio, we expect to assume an existing first mortgage loan of $13,176 that has an interest rate of 6.25% per annum and a maturity date of July 6, 2021. Accordingly, we have adjusted our interest expense to reflect approximately $217 and $890 of additional interest expense, including $10 and $40 of amortized deferred financing costs. In connection with the assumption of the existing first mortgage loan secured by the hotels in the CHMK Hotel Portfolio an assumption fee of 1.5% of the outstanding principal balance loan is payable to the lender at the time of the assumption per the loan agreement. Half of the assumption fee is reimbursed by the sellers per the purchase agreement. Other costs related to the loan assumption include, but are not limited to appraisals and legal fees.

[EE] Reflects the reduction in preferred stock dividends resulting from the redemption of all of the outstanding shares of our Series A Preferred Stock and Series B Preferred Stock as if it occurred as of January 1, 2012.

[FF] Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) from continuing operations allocable to common stockholders by the number of shares of common stock issued in the Offering and the related transactions. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

	Three-months Ended March 31, 2013	Year Ended December 31, 2012
Shares of common stock issued in the Offering
Shares of common stock issued upon conversion of the Series C Preferred Stock
Shares of common stock issued and outstanding prior to the Offering on a post split basis	2,888	2,888

Pro-forma weighted average shares of common stock outstanding—basic and diluted

CN HOTEL PORTFOLIO

Combined Interim Balance Sheets

March 31, 2013 and 2012

	March 31, 2013 (Unaudited)	March 31, 2012 (Unaudited)
ASSETS
Investment in hotel properties, net of accumulated depreciation of $2,635,706 and $1,892,842, respectively (Note B)	$24,596,112	$18,582,205
Cash and cash equivalents	621,421	525,743
Accounts receivable	5,999	2,181
Due from related parties (Note F)	60,000	6,400
Intangible assets, net of accumulated amortization of $66,607 and $44,463, respectively (Note E)	296,480	318,624
Other assets	89,215	74,375

TOTAL ASSETS	$25,669,227	$19,509,528

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES
Mortgages payable (Note C)	$20,370,652	$13,670,793
Accounts payable and accrued expenses	727,246	1,089,879
Due to related parties (Note F)	150,000	85,000

TOTAL LIABILITIES	21,247,898	14,845,672
OWNERS’ EQUITY	4,421,329	4,663,856

TOTAL LIABILITIES AND OWNERS’ EQUITY	$25,669,227	$19,509,528

See independent accountants’ review report and notes to combined interim financial statements.

CN HOTEL PORTFOLIO

Combined Interim Statements of Operations

For the Three Months Ended March 31, 2013 and 2012

	March 31, 2013 (Unaudited)	March 31, 2012 (Unaudited)
Revenues
Rooms	$1,710,574	$689,522
Other	31,301	8,754

Total revenues	1,741,875	698,276
Expenses
Hotel administration	15,755	11,865
Property maintenance	46,871	15,649
Property operations	574,745	258,897
Utilities	153,346	79,256
Credit card fees	41,848	13,873
Depreciation and amortization	228,189	132,051
Management and franchise fees	228,266	76,382
Taxes, insurance and other	90,058	73,652
Commissions	66,874	23,714
Advertising	8,904	13,265

Total expenses	1,454,856	698,604
Other income (expense)
Interest income	2	4
Interest expense	(288,498)	(135,108)

Total other income (expense)	(288,496)	(135,104)

Net income	$(1,477)	$(135,432)

See independent accountants’ review report and notes to combined interim financial statements.

CN HOTEL PORTFOLIO

Combined Interim Statements of Cash Flows

For the Three Months Ended March 31, 2013 and 2012

	March 31, 2013 (Unaudited)	March 31, 2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,477)	$(135,432)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	228,189	132,051
(Increase) decrease in accounts receivable	(816)	352
(Increase) decrease in due from related parties	26,400	0
(Increase) decrease in other assets	12,550	12,796
Increase (decrease) in accounts payable and accrued expenses	4,941	(485,179)

NET CASH PROVIDED BY OPERATING ACTIVITIES	269,787	(475,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of capital assets (net)	0	(3,362,028)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	0	(3,362,028)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on mortgages payable	0	3,549,108
Principal payments on mortgages payable	(94,638)	(72,453)
Borrowings from related parties	25,000	0
Additional owner equity investments	180,000	200,000

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	110,362	3,676,655

NET INCREASE IN CASH	380,149	(160,785)
CASH AT BEGINNING OF YEAR	241,272	686,528

CASH AT END OF YEAR	$621,421	$525,743

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	$288,498	$135,108
Noncash investing and financing activities:
Acquisition of fixed assets	$0	$3,362,028
Borrowings on long-term debt	0	(3,549,108)

Net cash payments	0	(187,080)

See independent accountants’ review report and notes to combined interim financial statements.

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

This summary of significant accounting policies of CN Hotel Portfolio (the “Hotels”) is presented to assist in understanding the Hotels’ combined interim financial statements. The combined interim financial statements and notes are representations of the Hotels’ management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the combined interim financial statements.

The same accounting policies and methods of computation are followed in these combined interim financial statements as were followed for the year ended December 31, 2012. These combined interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Hotels’ annual financial statements as at December 31, 2012.

Nature of Business and Organization

The accompanying combined interim financial statements present the financial information of the following properties of the Hotels:

Krishna Hotel, Inc. is a Virginia corporation which was formed on November 11, 2005, for the purpose of developing a Fairfield Inn & Suites by Marriott and operating the hotel under a management agreement with CN Hotels, Inc. (the “Manager”). The hotel is located in Wytheville, Virginia, and opened in May 2008.

Atlantic Beach Hospitality, Inc. is a North Carolina corporation which was formed on February 18, 2008, for the purpose of developing a Hampton Inn & Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Pine Knoll Shores, North Carolina, and was in operation when Atlantic Beach Hospitality, Inc. purchased the hotel in June 2008.

Columbia Hotel, Inc. is a South Carolina corporation which was formed on April 15, 2010, for the purpose of developing a Hampton Inn & Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Columbia, South Carolina, and opened in September 2012.

Note A—Summary of Significant Accounting Policies (continued)

Tyvola Hospitality, Inc. is a North Carolina corporation which was formed on March 18, 2009, for the purpose of developing a Home2 Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Charlotte, North Carolina, and opened in September 2012.

Principles of Combination

The accompanying combined interim financial statements of CN Hotel Portfolio include the accounts of Krishna Hotel, Inc., Atlantic Beach Hospitality, Inc., Columbia Hotel, Inc. and Tyvola Hospitality, Inc. The Hotels are separate legal entities that share management and common ownership. All significant related balances and transactions have been eliminated in combination.

Method of Accounting

The Hotels report assets, liabilities, revenues and expenses using the accrual method of accounting.

Cash and Cash Equivalents

The Hotels consider all short-term investments with an original maturity of three months or less to be cash equivalents.

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

At times, the Hotels may have cash on deposit with financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) limit ($250,000 as of March 31, 2013 and 2012).

Accounts Receivable and Allowance for Doubtful Accounts

The Hotels report trade receivables at gross amounts due from customers. Because historical losses related to these receivables have been insignificant, management uses the direct write-off method to account for bad debts. On a continuing basis, management analyzes delinquent receivables. Once receivables are determined to be uncollectible, they are written off through a charge against operations. The Hotels do not charge interest on outstanding accounts receivable.

Investment in Hotel Properties

The investment in hotel properties is stated at cost. Interest, property taxes and related development costs incurred during the construction of the facilities are capitalized and depreciated over the life of the asset. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The principal ranges of estimated useful lives of the assets are as follows:

Buildings	39 to 40 years
Furniture, fixtures and equipment	5 to 10 years

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. To date, no impairment losses have been recorded.

Franchise Licensing Fees

Initial franchise licensing fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the agreement commencing on the hotel opening dates.

Loan Origination Costs

Permanent loan costs are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the respective mortgages.

Revenue Recognition

Revenue is recognized when earned, which is generally defined as the date upon which a guest occupies a room or upon consummation of purchases of other hotel services.

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

Sales and Marketing

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion. Sales and marketing expenses totaled $8,904 and $13,265, for the three months ended March 31, 2013 and 2012, respectively.

Income Taxes

The Hotels file tax returns in the United States jurisdiction. No federal or state income taxes are payable by the Hotels, and therefore, no tax provision has been reflected in the accompanying combined interim financial statements. The owners are required to include their respective share of the Hotels’ profits or losses in their individual tax returns. The tax returns, the status of the Hotels as such for tax purposes, and the amount of allowable income or loss are subject to examination by the Internal Revenue Service. If such an examination resulted in changes with respect to the Hotels’ status or in changes to allowable income or loss, the tax liability of the owners would be changed accordingly. With few exceptions, the Hotels are no longer subject to federal or state income tax examinations by tax authorities for years prior to 2010.

The Hotels account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, Income Taxes. This guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

As of March 31, 2013, the Hotels had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest or penalties related to income taxes.

Lodging and Sales Taxes

The Hotels collect various taxes from customers and remit these amounts to applicable taxing authorities. The Hotels’ accounting policy is to exclude these taxes from revenues and cost of sales.

Use of Estimates

The preparation of combined interim financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

NOTE B—INVESTMENT IN HOTEL PROPERTIES

The following is a reconciliation of the carrying value of the investment in hotel properties at March 31:

	2013	2012
Land and land improvements	$2,270,000	$2,270,000
Building and improvements	22,435,156	10,060,083
Furniture and fixtures	1,471,213	919,730
Machinery and equipment	1,055,449	717,396
Construction in progress	0	6,507,838

	27,231,818	20,475,047
Less accumulated depreciation	(2,635,706)	(1,892,842)

Investment in hotel properties, net	$24,596,112	$18,582,205

Depreciation expense was $221,300 and $128,409, for the three months ended March 31, 2013 and 2012, respectively.

NOTE C—MORTGAGES PAYABLE

Mortgages payable at March 31, 2013 and 2012, consist of the following:

	2013	2012
Fairfield Inn & Suites—Wytheville:
Commercial note with First Bank & Trust, payable in monthly installments of $31,016 including interest at a fixed rate of 6.5% through March 2014.	$3,692,111	$3,806,534
Hampton Inn & Suites—Pine Knoll Shores:
Commercial note with Carter Bank & Trust, payable in monthly installments of $33,949 including interest at a variable rate equal to the one year US Treasury rate plus 3.5% (3.8% and 5.3% at March 31, 2013 and 2012, respectively) through September 2030.	5,205,121	5,400,315
Hampton Inn & Suites—Columbia:
Commercial note with Carter Bank & Trust, payable in monthly installments of $48,462 including interest at a fixed rate of 6.5% through December 2013, then a variable rate equal to the one year US Treasury rate plus 3.5% beginning January 2014.	6,473,420	2,471,903
Home2 by Hilton—Charlotte:
Commercial note with High Point Bank, payable in monthly variable interest only payments at the bank’s prime rate plus 1.0% through May 2013, then in monthly installments of $20,833 including a variable interest rate equal to the bank’s prime rate plus 1% through November 2016 with a balloon payment of $4,270,833 due in December 2016.	5,000,000	1,992,041

	$20,370,652	$13,670,793

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

Future maturities of mortgages payable at March 31, 2013, are as follows:

Amount
April 1, 2013 through December 31, 2013	$378,739
Year ending December 31, 2014	4,239,530
Year ending December 31, 2015	666,327
Year ending December 31, 2016	4,937,589
Year ending December 31, 2017 and thereafter	10,148,467

$20,370,652

The mortgages payable are secured by the related hotel property and equipment.

Interest of $0 and $36,281 was capitalized during the three months ended March 31, 2013 and 2012, respectively.

NOTE D—CHANGES IN EQUITY

Changes in the Hotels’ equity accounts as of March 31, 2013, and 2012, are summarized below:

	2013	2012
Equity at beginning of year	$4,242,806	$4,599,288
Net income	(1,477)	(135,432)
Additional capital contributions	180,000	200,000
Distributions (net)	0	0

Equity at end of year	$4,421,329	$4,663,856

NOTE E—INTANGIBLE ASSETS

Franchise Licensing Fees

Initial franchise licensing fees totaling $129,500 and $50,000 have been paid to Hilton Hotels and Marriott International, respectively, as of March 31, 2013.

The Hotels are subject to various franchise agreements under which the Hotels agree to use the Franchisor’s trademark, standards of service (such as cleanliness, management and advertising) and construction quality and design. There are agreements with Hilton Hotels and Marriott International. These agreements cover an initial term of 20 years with varying renewal terms.

The agreements provide for payment of royalty, advertising and other fees, which are calculated monthly and are approximately 6% to 9% of gross rental revenues. Royalty and related fees totaled $228,266 and $64,198 for the three months ended March 31, 2013 and 2012, respectively.

Loan Costs

Permanent loan costs totaling $183,587 have been paid as of March 31, 2013.

CN HOTEL PORTFOLIO

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2013 and 2012

(Unaudited)

Estimated aggregate amortization expenses for franchise and loan fees are as follows:

Year ending December 31:	Franchise Fees	Loan Fees
2013	$11,918	$15,637
2014	11,918	13,497
2015	11,918	13,066
2016	11,918	13,067
2017 and thereafter	93,859	106,571

	$141,531	$161,838

Total amortization expense was $6,889 and $3,642 for the three months ended March 31, 2013 and 2012, respectively.

NOTE F—RELATED PARTIES

The Hotels are subject to management agreements with CN Hotels, Inc., which cover an unstated term. The agreements provide for payment of external start-up support and payroll related fees as well as management fees equal to approximately 4% of gross rental revenues assessed periodically. Management fees of $66,874 and $23,714 were expensed as of March 31, 2013 and 2012, respectively.

As of March 31, 2013 and 2012, the Hotels had unsecured amounts due from related parties totaling $60,000 and $6,400, respectively. The loans are due on demand with no stated interest.

As of March 31, 2013 and 2012, the Hotels had unsecured amounts due to related parties totaling $150,000 and $85,000, respectively. The loans are payable on demand with no stated interest.

There were no amounts due to the Manager at March 31, 2013 and 2012.

NOTE G—SUBSEQUENT EVENTS

The Hotels have evaluated subsequent events, as defined by the FASB ASC 855-50, through the date that the financial statements were available to be issued on May 30, 2013.

In May 2013, the Hotels entered into contracts to sell the real and personal property of Krishna Hotel, Inc., Atlantic Beach Hospitality, Inc., Columbia Hotel, Inc., and Tyvola Hospitality, Inc. to Supertel Limited Partnership for a gross purchase price of $42,250,000. The hotel sales are expected to close on or before September 30, 2013, as stated in the hotel purchase agreements.

The South Carolina Department of Revenue is currently conducting an audit of Columbia Hotel, Inc.’s sales and use (occupancy) tax returns for the period beginning May 1, 2010 and ending April 30, 2013. Although the outcome of tax audits is always uncertain, currently, management does not anticipate material adjustments resulting from this audit. Management expects the sales and use tax audit to be resolved in 2013

GERALD O. DRY, PA Certified Public Accountants	211 LePhillip Court Concord, NC 28025 704 788-3500 704 784-3100 fax drycpa.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Supertel Hospitality, Inc.

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying combined financial statements of CN Hotel Portfolio (the Hotels), which comprise the combined balance sheets as of December 31, 2012, 2011 and 2010, and the related combined statements of operations, changes in equity and cash flows for the years ended December 31, 2012 and 2011, and the related notes to the combined financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CN Hotel Portfolio as of December 31, 2012, 2011 and 2010, and the results of their operations, their changes in equity and their cash flows for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Gerald O. Dry, PA
Gerald O. Dry, PA
Certified Public Accountants Concord, North Carolina

May 30, 2013

Member of the American Institute of Certified Public Accountants

CN HOTEL PORTFOLIO

Combined Balance Sheets

December 31, 2012, 2011 and 2010

	2012	2011	2010
ASSETS
Investment in hotel properties, net of accumulated depreciation of $2,414,407, $1,764,433 and $1,250,796, respectively (Note B)	$24,817,411	$15,348,586	$12,340,013
Cash and cash equivalents	241,272	686,528	313,668
Accounts receivable	5,183	2,533	24,875
Due from related parties (Note F)	86,400	6,400	0
Intangible assets, net of accumulated amortization of $59,718, $40,821 and $27,602, respectively (Note E)	303,369	322,266	245,485
Other assets	101,765	87,171	121,294

TOTAL ASSETS	$25,555,400	$16,453,484	$13,045,335

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES
Mortgages payable (Note C)	$20,465,290	$10,194,138	$4,275,946
Accounts payable and accrued expenses	722,304	1,575,058	72,944
Due to related parties (Note F)	125,000	85,000	6,009,797

TOTAL LIABILITIES	21,312,594	11,854,196	10,358,687
OWNERS’ EQUITY	4,242,806	4,599,288	2,686,648

TOTAL LIABILITIES AND OWNERS’ EQUITY	$25,555,400	$16,453,484	$13,045,335

See independent auditors’ report and notes to combined financial statements.

CN HOTEL PORTFOLIO

Combined Statements of Operations

For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues
Rooms	$5,661,488	$4,012,319
Other	66,865	47,462

Total revenues	5,728,353	4,059,781
Expenses
Hotel administration	119,527	43,568
Property maintenance	193,503	180,048
Property operations	1,808,913	1,231,176
Utilities	457,011	322,960
Credit card fees	136,080	93,885
Depreciation and amortization	668,872	526,856
Management and franchise fees	743,440	510,528
Taxes, insurance and other	337,926	176,007
Commissions	128,371	123,244
Advertising	65,005	54,061

Total expenses	4,658,648	3,262,333
Other income (expense)
Interest income	400	775
Interest expense	(701,587)	(575,282)

Total other income (expense)	(701,187)	(574,507)

Net income	$368,518	$222,941

See independent auditors’ report and notes to combined financial statements.

CN HOTEL PORTFOLIO

Combined Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$368,518	$222,941
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	668,872	526,856
(Increase) decrease in accounts receivable	(2,650)	22,342
(Increase) decrease in due from related parties	(80,000)	(6,400)
(Increase) decrease in other assets	(14,594)	34,123
Increase (decrease) in accounts payable and accrued expenses	(852,753)	1,502,114

NET CASH PROVIDED BY OPERATING ACTIVITIES	87,393	2,301,976
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of capital assets (net)	(10,118,799)	(3,522,212)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(10,118,799)	(3,522,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on mortgages payable	10,585,163	6,094,837
Principal payments on mortgages payable	(314,013)	(176,643)
Borrowings from related parties	50,000	0
Payments on amounts due to related parties	(10,000)	(5,924,797)
Additional owner equity investments	200,000	1,904,699
Distributions (net)	(925,000)	(215,000)
Payment for debt issue costs	0	(90,000)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	9,586,150	1,593,096

NET INCREASE IN CASH	(445,256)	372,860
CASH AT BEGINNING OF YEAR	686,528	313,668

CASH AT END OF YEAR	$241,272	$686,528

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for interest	$701,587	$575,282
Noncash investing and financing activities:
Acquisition of fixed assets	$10,118,799	$3,522,212
Borrowings on long-term debt	(10,585,163)	(6,094,837)

Net cash payments	(466,364)	(2,572,625)
Construction in-progress placed in service purchased in prior periods	$3,145,810	$0

See independent auditors’ report and notes to combined financial statements.

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of CN Hotel Portfolio (the “Hotels”) is presented to assist in understanding the Hotels’ combined financial statements. The combined financial statements and notes are representations of the Hotels’ management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the combined financial statements.

Nature of Business and Organization

The accompanying combined financial statements present the financial information of the following properties of the Hotels:

Krishna Hotel, Inc. is a Virginia corporation which was formed on November 11, 2005, for the purpose of developing a Fairfield Inn & Suites by Marriott and operating the hotel under a management agreement with CN Hotels, Inc. (the “Manager”). The hotel is located in Wytheville, Virginia, and opened in May 2008.

Atlantic Beach Hospitality, Inc. is a North Carolina corporation which was formed on February 18, 2008, for the purpose of developing a Hampton Inn & Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Pine Knoll Shores, North Carolina, and was in operation when Atlantic Beach Hospitality, Inc. purchased the hotel in June 2008.

Columbia Hotel, Inc. is a South Carolina corporation which was formed on April 15, 2010, for the purpose of developing a Hampton Inn & Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Columbia, South Carolina, and opened in September 2012.

Tyvola Hospitality, Inc. is a North Carolina corporation which was formed on March 18, 2009, for the purpose of developing a Home2 Suites by Hilton and operating the hotel under a management agreement with the Manager. The hotel is located in Charlotte, North Carolina, and opened in September 2012.

Principles of Combination

The accompanying combined financial statements of CN Hotel Portfolio include the accounts of Krishna Hotel, Inc., Atlantic Beach Hospitality, Inc., Columbia Hotel, Inc. and Tyvola Hospitality, Inc. The Hotels are separate legal entities that share management and common ownership. All significant related balances and transactions have been eliminated in combination.

Method of Accounting

The Hotels report assets, liabilities, revenues and expenses using the accrual method of accounting.

Cash and Cash Equivalents

The Hotels consider all short-term investments with an original maturity of three months or less to be cash equivalents.

At times, the Hotels may have cash on deposit with financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) limit ($250,000 as of December 31, 2012, 2011 and 2010).

Accounts Receivable and Allowance for Doubtful Accounts

The Hotels report trade receivables at gross amounts due from customers. Because historical losses related to these receivables have been insignificant, management uses the direct write-off method to account for bad debts. On a continuing basis, management analyzes delinquent receivables. Once receivables are determined to be uncollectible, they are written off through a charge against operations. The Hotels do not charge interest on outstanding accounts receivable.

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

Investment in Hotel Properties

The investment in hotel properties is stated at cost. Interest, property taxes and related development costs incurred during the construction of the facilities are capitalized and depreciated over the life of the asset. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The principal ranges of estimated useful lives of the assets are as follows:

Buildings	39 to 40 years
Furniture, fixtures and equipment	5 to 10 years

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. To date, no impairment losses have been recorded.

Franchise Licensing Fees

Initial franchise licensing fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the agreement commencing on the hotel opening dates.

Loan Origination Costs

Permanent loan costs are amortized on a straight-line basis, which approximates the effective interest method, over the terms of the respective mortgages.

Revenue Recognition

Revenue is recognized when earned, which is generally defined as the date upon which a guest occupies a room or upon consummation of purchases of other hotel services.

Sales and Marketing

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion. Sales and marketing expenses totaled $65,005 and $54,061, for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Hotels file tax returns in the United States jurisdiction. No federal or state income taxes are payable by the Hotels, and therefore, no tax provision has been reflected in the accompanying combined financial statements. The owners are required

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

to include their respective share of the Hotels’ profits or losses in their individual tax returns. The tax returns, the status of the Hotels as such for tax purposes, and the amount of allowable income or loss are subject to examination by the Internal Revenue Service. If such an examination resulted in changes with respect to the Hotels’ status or in changes to allowable income or loss, the tax liability of the owners would be changed accordingly. With few exceptions, the Hotels are no longer subject to federal or state income tax examinations by tax authorities for years prior to 2010.

The Hotels account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, Income Taxes. This guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

As of December 31, 2012, the Hotels had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest or penalties related to income taxes.

Lodging and Sales Taxes

The Hotels collect various taxes from customers and remit these amounts to applicable taxing authorities. The Hotels’ accounting policy is to exclude these taxes from revenues and cost of sales.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

NOTE B—INVESTMENT IN HOTEL PROPERTIES

The following is a reconciliation of the carrying value of the investment in hotel properties at December 31, 2012, 2011 and 2010:

	2012	2011	2010
Land and land improvements	$2,270,000	$2,270,000	$1,870,000
Building and improvements	22,435,156	10,060,083	10,060,083
Furniture and fixtures	1,471,213	919,730	919,730
Machinery and equipment	1,055,449	717,396	717,396
Construction in progress	0	3,145,810	23,600

	27,231,818	17,113,019	13,590,809
Less accumulated depreciation	(2,414,407)	(1,764,433)	(1,250,796)

Investment in hotel properties, net	$24,817,411	$15,348,586	$12,340,013

Depreciation expense was $649,974 and $513,637 for the years ended December 31, 2012 and 2011, respectively.

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

NOTE C—MORTGAGES PAYABLE

Mortgages payable at December 31, 2012, 2011 and 2010, consist of the following:

	2012	2011	2010
Fairfield Inn & Suites—Wytheville:
Commercial note with First Bank & Trust, payable in monthly installments of $31,016 including interest at a fixed rate of 6.5% through March 2014.	$3,708,258	$3,836,105	$3,955,946
Hampton Inn & Suites—Pine Knoll Shores:
Commercial note with Carter Bank & Trust, payable in monthly installments of $33,949 including interest at a variable rate equal to the one year US Treasury rate plus 3.5% (3.8% and 5.3% at December 31, 2012 and 2011, respectively) through September 2030.	5,257,032	5,443,197	0
Hampton Inn & Suites—Columbia:
Commercial note with Carter Bank & Trust, payable in monthly installments of $48,462 including interest at a fixed rate of 6.5% through December 2013, then a variable rate equal to the one year US Treasury rate plus 3.5% beginning January 2014.	6,500,000	434,815	320,000
Home2 by Hilton—Charlotte:
Commercial note with High Point Bank, payable in monthly variable interest only payments at the bank’s prime rate plus 1.0% through May 2013, then in monthly installments of $20,833 including a variable interest rate equal to the bank’s prime rate plus 1% through November 2016 with a balloon payment of $4,270,833 due in December 2016.	5,000,000	480,021	0

	$20,465,290	$10,194,138	$4,275,946

Future maturities of mortgages payable are as follows:

Year ending December 31:	Amount
2013	$473,377
2014	4,239,530
2015	666,327
2016	4,937,589
2017 and thereafter	10,148,467

$20,465,290

The mortgages payable are secured by the related hotel property and equipment.

Interest of $87,176 was capitalized prior to 2010. Interest of $192,262, $9,262, and $0 was capitalized during the years ended December 31, 2012, 2011 and 2010, respectively.

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

NOTE D—CHANGES IN EQUITY

Changes in the Hotels’ equity accounts during 2012 and 2011 are summarized below:

	2012	2011
Equity at beginning of year	$4,599,288	$2,686,648
Net income	368,518	222,941
Additional capital contributions	200,000	1,904,699
Distributions (net)	(925,000)	(215,000)

Equity at end of year	$4,242,806	$4,599,288

NOTE E—INTANGIBLE ASSETS

Franchise Licensing Fees

Initial franchise licensing fees totaling $129,500 and $50,000 have been paid to Hilton Hotels and Marriott International, respectively, as of December 31, 2012.

The Hotels are subject to various franchise agreements under which the Hotels agree to use the Franchisor’s trademark, standards of service (such as cleanliness, management and advertising) and construction quality and design. There are agreements with Hilton Hotels and Marriott International. These agreements cover an initial term of 20 years with varying renewal terms.

The agreements provide for payment of royalty, advertising and other fees, which are calculated monthly and are approximately 6% to 9% of gross rental revenues. Royalty and related fees totaled $699,785 and $498,344 for the years ended December 31, 2012 and 2011, respectively.

Loan Costs

Permanent loan costs totaling $183,587 have been paid as of December 31, 2012.

Estimated aggregate amortization expenses for franchise and loan fees are as follows:

Year ending December 31:	Franchise Fees	Loan Fees
2013	$11,918	$15,637
2014	11,918	13,497
2015	11,918	13,066
2016	11,918	13,067
2017 and thereafter	93,859	106,571

	$141,531	$161,838

Total amortization expense was $18,898 and $13,219 for the years ended December 31, 2012 and 2011, respectively.

CN HOTEL PORTFOLIO

Notes to Combined Financial Statements

December 31, 2012, 2011 and 2010

NOTE F—RELATED PARTIES

The Hotels are subject to management agreements with CN Hotels, Inc., which cover an unstated term. The agreements provide for payment of external start-up support and payroll related fees as well as management fees equal to approximately 4% of gross rental revenues assessed periodically. Management fees of $128,371 and $123,244 were expensed in 2012 and 2011, respectively.

As of December 31, 2012, 2011 and 2010, the Hotels had unsecured amounts due from related parties totaling $86,400, $6,400 and $0, respectively. The loans are due on demand with no stated interest.

As of December 31, 2012, 2011 and 2010, the Hotels had unsecured amounts due to related parties totaling $125,000, $85,000 and $6,009,797, respectively. The loans are payable on demand with no stated interest.

There were no amounts due to the Manager at December 31, 2012, 2011 and 2010.

NOTE G—SUBSEQUENT EVENTS

The Hotels have evaluated subsequent events, as defined by the FASB ASC 855-50, through the date that the financial statements were available to be issued on May 30, 2013.

In May 2013, the Hotels entered into contracts to sell the real and personal property of Krishna Hotel, Inc., Atlantic Beach Hospitality, Inc., Columbia Hotel, Inc., and Tyvola Hospitality, Inc. to Supertel Limited Partnership for a gross purchase price of $42,250,000. The hotel sales are expected to close on or before September 30, 2013, as stated in the hotel purchase agreements.

The South Carolina Department of Revenue is currently conducting an audit of Columbia Hotel, Inc.’s sales and use (occupancy) tax returns for the period beginning May 1, 2010 and ending April 30, 2013. Although the outcome of tax audits is always uncertain, currently, management does not anticipate material adjustments resulting from this audit. Management expects the sales and use tax audit to be resolved in 2013.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Balance Sheets

March 31, 2013 and 2012

	2013	2012
Assets

Current assets:
Cash	$184,226	$255,371
Accounts receivable	99,376	135,733
Related party receivable	488,891	699,248
Inventories	1,457	1,946
Prepaid expenses	13,041	6,751

Total current assets	786,991	1,099,049
Restricted cash	529,254	390,359
Property and equipment, net	13,454,892	13,749,714
Other assets	363,726	396,726

Total assets	$15,134,863	$15,635,848

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term debt	$162,120	$152,191
Accounts payable and accrued expenses	248,194	207,777

Total current liabilities	410,314	359,968
Long-term debt, less current portion	13,090,932	13,253,053

Total liabilities	13,501,246	13,613,021
Commitments and contingencies
Members’ equity	1,633,617	2,022,827

Total liabilities and members’ equity	$15,134,863	$15,635,848

See accountant’s review report and accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Statements of Operations and Members’ Equity

For the Three Months Ended March 31, 2013 and 2012

	2013	2012
Revenue:
Rooms	$1,030,316	$1,106,385
Food and beverage	12,103	16,130
Other	16,717	16,305

Total revenue	1,059,136	1,138,820

Direct expenses:
Rooms	249,513	246,952
Food and beverage	21,498	25,119
Other	13,495	16,292

Total direct expenses	284,506	288,363

Gross profit	774,630	850,457
Operating expenses:
General and administrative	84,033	98,151
Sales and marketing	43,019	39,333
Maintenance	56,324	56,069
Utilities	54,888	47,940
Franchise fees	96,969	107,876
Management fees	42,375	45,555
Fixed fees	59,451	59,972
Depreciation and amortization	100,477	136,784

Total operating expenses	537,536	591,680
Other expenses:
Owners’ expense	6,475	2,230
Interest	215,824	216,476

Total other expenses	222,299	218,706

Net income	14,795	40,071
Contributions from members	—	—
Distributions to members	—	—
Members’ equity, beginning of the quarter	1,618,822	1,982,756

Members’ equity, end of the quarter	$1,633,617	$2,022,827

See accountant’s review report and accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Statements of Cash Flows

For the Three Months Ended March 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net income	$14,795	$40,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	100,477	136,784
Amortization of other assets	1,250	1,250
Noncash interest expense	8,266	8,022
Changes in assets and liabilities:
Accounts receivable	(3,240)	(63,818)
Inventories	554	186
Prepaid expenses	15,618	14,647
Accounts payable and accrued expenses	47,036	(67,894)

Net cash provided by operating activities	184,756	69,248

Cash flows from investing activities:
Purchases of property and equipment	(19,444)	(55,020)
Change in restricted cash	(118,649)	21,994

Net cash used in investing activities	(138,093)	(33,026)

Cash flows from financing activities:
Payments on long-term debt	(41,809)	(37,160)
Change in related party receivable	(10,701)	9,032

Net cash used in financing activities	(52,510)	(28,128)

Net (decrease) increase in cash	(5,847)	8,094
Cash, beginning of period	190,073	247,277

Cash, end of period	$184,226	$255,371

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$207,558	$208,454

See accountant’s review report and accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of Business

CHMK Court Hotel Partners, LLC (Court) was formed August 26, 2004 as a Delaware Limited Liability Company for the purpose of acquiring, holding, owning, managing and operating a hotel property in Southaven, Mississippi. Court is an 85 guest room hotel branded as a Courtyard by Marriott with meeting space.

CHMK Residence Hotel Partners, LLC (Residence) was formed August 26, 2004 as a Delaware Limited Liability Company for the purpose of acquiring, holding, owning, managing and operating a hotel property in Southaven, Mississippi. Residence is a 78 guest room hotel branded as a Residence Inn by Marriott with meeting space.

Principles of Combination

The accompanying combined financial statements include the accounts of Court and Residence (collectively, the Companies), which are under common ownership. Management believes the presentation of combined financial statements to be the most meaningful. All significant intercompany accounts and transactions among the Companies have been eliminated in the combination.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At times, cash balances may be in excess of the federal deposit insurance corporation (FDIC) insurance limit. The Companies believe they mitigate these risks by depositing cash with major financial institutions.

Accounts Receivable

In the normal course of business, the Companies extend unsecured credit to its customers for obligations resulting from the rental of hotel rooms and the sales of food, beverage, catering and banquet services. The Companies perform on-going credit evaluations of their customers and maintain an allowance for doubtful accounts when considered necessary.

Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Unpaid accounts receivable are non-interest bearing and are stated at the amount billed to the customer.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method of accounting.

Restricted Cash

The terms of the long-term debt agreement (see Note 3) require that a portion of cash from operations be restricted for the payment of property and equipment acquisition and insurance and taxes on the properties.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated based upon the estimated useful lives of the classes of assets using the straight-line method. Land is not depreciated. The depreciation periods are as follows:

Buildings	39 years
Land improvements	15 years
Furniture and fixtures	5 to 7 years

When property and equipment are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred and major replacements and renovations are capitalized.

Costs for the replacement of china, glassware, silverware, and linens are charged to operations over a six month period from the purchase date.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, management evaluates the carrying amount of such assets in relation to the operating performance and future estimated undiscounted net cash flows expected to be generated by the assets or underlying operations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The assessment of the recoverability of assets will be impacted if estimated future operating cash flows are not achieved. In the opinion of management, there were no impaired assets as of March 31, 2013 and 2012.

Deferred Loan Costs

Deferred loan costs are amortized on a straight-line basis over the term of the debt. During the three months ended March 31, 2013 and 2012, the Companies included $8,266 and $ 8,022, respectively, of amortization of loan costs in interest expense in the accompanying combined statements of operations and members’ equity.

Revenue Recognition

Revenue from rooms, food and beverage, and the other miscellaneous items is recognized as earned at the close of each business day.

Promotional Allowances

Revenue does not include the retail amount of rooms and food and beverage provided gratuitously to customers and for business related activities to employees and consultants. This revenue for the Companies was estimated at approximately $2,000 and $2,750 for the three months ended March 31, 2013 and 2012, respectively.

Income Taxes

For federal and state tax purposes, the Companies are considered partnerships. Partnerships are generally not subject to federal and state income taxes. Accordingly, net income or loss and any available tax credits are allocated to the members in proportion to their income and loss rates of participation. As such, no amounts related to federal income taxes are reflected in these combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

The Companies apply the provisions of Accounting Standards Codification 740 Income Taxes, the accounting standard for income taxes. This accounting standard requires that a tax position be recognized or derecognized based on a ‘more-likely-than-not’ threshold. This applies to positions taken or expected to be taken in a tax return. The application of this accounting standard had no impact on the Companies’ combined balance sheets or combined statements of operations and members’ equity. The Companies do not believe its combined financial statements include any material uncertain tax positions.

Note 2: Property and Equipment

A summary of the Companies’ property and equipment at March 31, 2013 and 2012 is as follows:

	2013	2012
Land	$2,722,883	$2,722,883
Land improvements	710,845	710,845
Buildings	12,033,972	12,033,972
Furniture and fixtures	3,024,694	2,911,564

	18,492,394	18,379,264
Less accumulated depreciation	(5,037,502)	(4,629,550)

	$13,454,892	$13,749,714

Depreciation expense totaled $100,477 and $136,784 for the three months ended March 31, 2013 and 2012, respectively.

Note 3: Long-term Debt

On June 7, 2011, the Companies entered into a mortgage agreement (the Mortgage) for a total maximum facility of $13,500,000 with a financial institution to refinance the prior debt used to acquire the land and build the hotels. The Mortgage requires monthly principal and interest payments of $83,122 and is secured by substantially all the assets of the Companies. Outstanding amounts of the Mortgage bear interest at 6.25% per annum. The Mortgage matures in July 2021. Outstanding borrowings totaled $13,253,052 and $13,405,244 at March 31, 2013 and 2012, respectively.

The following is a schedule by year of future minimum payments under long-term debt at December 31, 2012:

Year ended March 31,
2014	$162,120
2015	172,697
2016	181,749
2017	195,821
2018	208,597
Thereafter	12,332,068

$13,253,052

The Companies are required to adhere to certain non-financial covenants. At March 31, 2013, the Companies believe they were in compliance with these debt covenants.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

Note 4: Members’ Equity

The Companies entered into operating agreements (the Agreements) on December 1, 2004 under the Delaware Limited Liability Company Act (the Act), which establish, among other things, a managing member and rights, obligations and privileges of the membership. Except as otherwise specifically provided for in the Act, the liability of the members is generally limited to their initial capital contributions.

According to the Agreements for the Companies, allocations of profits shall be as follows: first, to the extent that loss has been allocated for a prior allocation period and that allocation has not been offset by a subsequent allocation of profit, to the members in proportion to the unrecovered amount of loss; and second, to the members in proportion to the cumulative distributions each has received. Allocation of net losses shall be allocated as follows: first, to the members in proportion to the amounts of profit previously allocated, until such amounts have been offset in full or the capital accounts of such members have been reduced to zero; second, to the members in proportion to the relative remaining capital accounts of such members, until such amounts have been reduced to zero; and third, to the members in proportion to their respective percentage interests at the beginning of the allocation period.

According to the Agreements for the Companies, net cash flows from operations, if any, shall be distributed quarterly to the members in proportion to their percentage interests. Net proceeds from capital transactions shall be distributed in the following priority: first, to members in proportion to and to the extent of their unreturned capital and second, to the members in proportion to their percentage interests.

The Companies shall continue in perpetuity until dissolution occurs by any of the following reasons: the unanimous vote of the members to dissolve, wind up and liquidate the Companies or a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the Companies.

Note 5: Management Agreements

The Companies are operated under management agreements with Chartwell Hospitality, LLC (Chartwell), who has common ownership with the managing member. Chartwell performs all financial, managerial, operational and administrative functions required by the Companies, as their agent. During 2013 and 2012, the management agreements provided for a management fee of 4.00% of gross operating receipts and $1,500 per property per month for an accounting fee. The amount of the management and accounting fees expensed by the Companies was $42,375 and $9,000 during the three months ended March 31, 2013 and $45,555 and $9,000 during the three months ended March 31, 2012, respectively. The management fees are included in management fees expense and the accounting fees are included in general and administrative expenses in the accompanying combined statements of operations and members’ equity.

Note 6: Commitments and Contingencies

Litigation

In the ordinary course of business, the Companies are subjected to claims and legal actions. The Companies believe that the legal proceedings to which they are subjected will not have a material effect on the Companies’ financial condition or results of operations.

Franchise Agreements

Court is operated as a Courtyard by Marriott property pursuant to a franchise agreement effective January 13, 2005 with Marriott International, Inc. (Marriott) as franchisor. The initial term of the franchise agreement is 20 years with one renewal

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

March 31, 2013 and 2012

option for 10 years. The franchise agreement requires a franchise fee of $50,000 and ongoing fees, which comprise royalty expense, amounting to 5.50% of room revenues for the accounting period. In addition, other fees paid to Marriott include a 2.00% fee, with possible periodic increases that shall not exceed 3.00%, to the marketing fund which is maintained and administered by the franchisor as well as fees for the franchisor’s reservation system and frequent traveler program. The royalty, franchise marketing, reservation system and frequent traveler fees expensed by Court during the three months ended March 31, 2013 were $27,331, $9,946, $4,130 and $10,259, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity. The royalty, franchise marketing, reservation system and frequent traveler fees expensed by Court during the three months ended March 31, 2012 were $28,486, $10,427, $3,927 and $9,061, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity.

Residence is operated as a Residence Inn property pursuant to a franchise agreement effective January 13, 2005 with Marriott as franchisor. The initial term of the franchise agreement is 20 years with one renewal option for 10 years. The franchise agreement requires a franchise fee of $50,000 and ongoing fees, which comprise royalty expense, amounting to 5.00% of room revenues for the accounting period. In addition, other fees paid to Marriott include a 2.50% fee to the marketing fund which is maintained and administered by the franchisor as well as fees for the franchisor’s frequent traveler program. The royalty, franchise marketing and frequent traveler fees expensed by Residence for the three months ended March 31, 2013 were $26,570, $13,284 and $4,099, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity. The royalty, franchise marketing and frequent traveler fees expensed by Residence for the three months ended March 31, 2012 were $29,427, $14,715 and $6,833, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity.

Note 7: Related Party Transactions

The Companies give and receive short-term advances to and from related parties through common ownership that are periodically liquidated. No interest is paid or charged on these advances. As of March 31, 2013 and 2012, the Companies were owed $488,891 and $699,248, respectively.

Note 8: Subsequent Events

The Companies have evaluated for subsequent events between the combined balance sheet date of March 31, 2013 and the date of the report, the date the combined financial statements were available for issuance, and have concluded there were no subsequent events requiring recognition or disclosure in the combined financial statements except those listed below.

On May 15, 2013, the Companies signed a purchase sale agreement with a company to sell the hotels for approximately $18,500,000. Additionally, Chartwell is under contract to continue as the hotel management company subsequent to the sale.

*  *  *  *  *

Independent Auditor’s Report

To the Members of

CHMK Court Hotel Partners, LLC and

CHMK Residence Hotel Partners, LLC

We have audited the accompanying combined financial statements of CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC (the Companies), which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations and members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC as of December 31, 2012 and 2011, and the results of their combined operations and their combined cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Bennett Thrasher PC

June 14, 2013

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Balance Sheets December 31, 2012 and 2011

	2012	2011
Assets

Current assets:
Cash	$190,073	$247,277
Accounts receivable	96,136	71,915
Related party receivable	478,190	708,280
Inventories	2,011	2,132
Prepaid expenses	28,659	21,398

Total current assets	795,069	1,051,002
Restricted cash	410,605	412,353
Property and equipment, net	13,535,926	13,831,478
Other assets	373,242	405,998

Total assets	$15,114,842	$15,700,831

Liabilities and Members’ Equity

Current liabilities:
Current portion of long-term debt	$159,613	$147,543
Accounts payable and accrued expenses	201,158	275,671

Total current liabilities	360,771	423,214
Long-term debt, less current portion	13,135,249	13,294,861

Total liabilities	13,496,020	13,718,075
Commitments and contingencies
Members’ equity	1,618,822	1,982,756

Total liabilities and members’ equity	$15,114,842	$15,700,831

See accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Statements of Operations and Members’ Equity

For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:
Rooms	$4,492,228	$4,470,715
Food and beverage	70,713	104,771
Other	97,807	99,399

Total revenue	4,660,748	4,674,885

Direct expenses:
Rooms	1,086,616	1,026,225
Food and beverage	111,258	98,653
Other	71,515	75,371

Total direct expenses	1,269,389	1,200,249

Gross profit	3,391,359	3,474,636
Operating expenses:
General and administrative	361,445	433,313
Sales and marketing	157,848	145,466
Maintenance	228,710	224,606
Utilities	206,969	217,444
Franchise fees	429,375	440,819
Management fees	186,425	186,992
Fixed fees	229,554	239,357
Depreciation	444,260	922,413

Total operating expenses	2,244,586	2,810,410
Other expenses:
Owners’ expense	23,033	7,265
Interest	877,674	702,434

Total other expenses	900,707	709,699

Net income (loss)	246,066	(45,473)
Contributions from members	—	1,000,002
Distributions to members	(610,000)	(200,000)
Members’ equity, beginning of the year	1,982,756	1,228,227

Members’ equity, end of the year	$1,618,822	$1,982,756

See accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Combined Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net income (loss)	$246,066	$(45,473)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	444,260	922,413
Amortization of other assets	5,000	5,000
Noncash interest expense	27,757	13,878
Changes in assets and liabilities:
Accounts receivable	(24,221)	15,886
Inventories	121	(972)
Prepaid expenses	(7,261)	692
Accounts payable and accrued expenses	(74,513)	(55,461)

Net cash provided by operating activities	617,209	855,963

Cash flows from investing activities:
Purchases of property and equipment	(148,708)	(20,066)
Change in restricted cash	1,748	(412,353)

Net cash used in investing activities	(146,960)	(432,419)

Cash flows from financing activities:
Borrowings on long-term debt	—	13,500,000
Payments on long-term debt	(147,543)	(14,154,972)
Change in related party receivable	230,090	(237,818)
Distributions to members	(610,000)	(200,000)
Contributions from members	—	1,000,002
Additions to deferred loan costs	—	(277,566)

Net cash used in financing activities	(527,453)	(370,354)

Net (decrease) increase in cash	(57,204)	53,190
Cash, beginning of the year	247,277	194,087

Cash, end of the year	$190,073	$247,277

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$849,917	$688,556

See accompanying notes to combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

December 31, 2012 and 2011

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of Business

CHMK Court Hotel Partners, LLC (Court) was formed August 26, 2004 as a Delaware Limited Liability Company for the purpose of acquiring, holding, owning, managing and operating a hotel property in Southaven, Mississippi. Court is an 85 guest room hotel branded as a Courtyard by Marriott with meeting space.

CHMK Residence Hotel Partners, LLC (Residence) was formed August 26, 2004 as a Delaware Limited Liability Company for the purpose of acquiring, holding, owning, managing and operating a hotel property in Southaven, Mississippi. Residence is a 78 guest room hotel branded as a Residence Inn by Marriott with meeting space.

Principles of Combination

The accompanying combined financial statements include the accounts of Court and Residence (collectively, the Companies), which are under common ownership. Management believes the presentation of combined financial statements to be the most meaningful. All significant intercompany accounts and transactions among the Companies have been eliminated in the combination.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At times, cash balances may be in excess of the federal deposit insurance corporation (FDIC) insurance limit. The Companies believe they mitigate these risks by depositing cash with major financial institutions.

Accounts Receivable

In the normal course of business, the Companies extend unsecured credit to its customers for obligations resulting from the rental of hotel rooms and the sales of food, beverage, catering and banquet services. The Companies perform on-going credit evaluations of their customers and maintain an allowance for doubtful accounts when considered necessary.

Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Unpaid accounts receivable are non-interest bearing and are stated at the amount billed to the customer.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method of accounting.

Restricted Cash

The terms of the long-term debt agreement (see Note 3) require that a portion of cash from operations be restricted for the payment of property and equipment acquisition and insurance and taxes on the properties.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

December 31, 2012 and 2011

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated based upon the estimated useful lives of the classes of assets using the straight-line method. Land is not depreciated. The depreciation periods are as follows:

Buildings	39 years
Land improvements	15 years
Furniture and fixtures	5 to 7 years

When property and equipment are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred and major replacements and renovations are capitalized.

Costs for the replacement of china, glassware, silverware and linens are charged to operations over a six month period from the purchase date.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, management evaluates the carrying amount of such assets in relation to the operating performance and future estimated undiscounted net cash flows expected to be generated by the assets or underlying operations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The assessment of the recoverability of assets will be impacted if estimated future operating cash flows are not achieved. In the opinion of management, there were no impaired assets as of December 31, 2012 and 2011.

Deferred Loan Costs

Deferred loan costs are amortized on a straight-line basis over the term of the debt. Amortization of loan costs was $27,757 and $13,878 in 2012 and 2011, respectively, and is included in interest expense in the accompanying combined statements of operations and members’ equity.

Revenue Recognition

Revenue from rooms, food and beverage and the other miscellaneous items is recognized as earned at the close of each business day.

Promotional Allowances

Revenue does not include the retail amount of rooms and food and beverage provided gratuitously to customers and for business related activities to employees and consultants. This revenue for the Companies was estimated at approximately $8,000 and $11,000 for 2012 and 2011, respectively.

Income Taxes

For federal and state tax purposes, the Companies are considered partnerships. Partnerships are generally not subject to federal and state income taxes. Accordingly, net income or loss and any available tax credits are allocated to the members in proportion to their income and loss rates of participation. As such, no amounts related to federal income taxes are reflected in these combined financial statements.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

December 31, 2012 and 2011

The Companies apply the provisions of Accounting Standards Codification 740 Income Taxes, the accounting standard for income taxes. This accounting standard requires that a tax position be recognized or derecognized based on a ‘more-likely-than-not’ threshold. This applies to positions taken or expected to be taken in a tax return. The application of this accounting standard had no impact on the Companies’ combined balance sheets or combined statements of operations and members’ equity. The Companies do not believe its combined financial statements include any material uncertain tax positions.

Note 2: Property and Equipment

A summary of the Companies’ property and equipment at December 31, 2012 and 2011 is as follows:

	2012	2011
Land	$2,722,883	$2,722,883
Land improvements	710,845	710,845
Buildings	12,033,972	12,033,972
Furniture and fixtures	3,005,253	2,856,545

	18,472,953	18,324,245
Less accumulated depreciation	(4,937,027)	(4,492,767)

	$13,535,926	$13,831,478

Depreciation expense totaled $444,260 and $922,413 for the years ended December 31, 2012 and 2011, respectively.

Note 3: Long-Term Debt

On June 7, 2011, the Companies entered into a mortgage agreement (the Mortgage) for a total maximum facility of $13,500,000 with a financial institution to refinance the prior debt used to acquire the land and build the hotels. The Mortgage requires monthly principal and interest payments of $83,122 and is secured by substantially all the assets of the Companies. Outstanding amounts of the Mortgage bear interest at 6.25% per annum. The Mortgage matures in July 2021. Outstanding borrowings totaled $13,294,862 and $13,442,404 at December 31, 2012 and 2011, respectively.

The following is a schedule by year of future minimum payments under long-term debt at December 31, 2012:

2013	$159,613
2014	170,026
2015	181,119
2016	190,613
2017	205,371
Thereafter	12,388,120

$13,294,862

The Companies are required to adhere to certain non-financial covenants. At December 31, 2012, the Companies believe they were in compliance with these debt covenants.

Note 4: Members’ Equity

The Companies entered into operating agreements (the Agreements) on December 1, 2004 under the Delaware Limited Liability Company Act (the Act), which establish, among other things, a managing member and rights, obligations and privileges of the membership. Except as otherwise specifically provided for in the Act, the liability of the members is generally limited to their initial capital contributions.

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

December 31, 2012 and 2011

According to the Agreements for the Companies, allocations of profits shall be as follows: first, to the extent that loss has been allocated for a prior allocation period and that allocation has not been offset by a subsequent allocation of profit, to the members in proportion to the unrecovered amount of loss; and second, to the members in proportion to the cumulative distributions each has received. Allocation of net losses shall be allocated as follows: first, to the members in proportion to the amounts of profit previously allocated, until such amounts have been offset in full or the capital accounts of such members have been reduced to zero; second, to the members in proportion to the relative remaining capital accounts of such members, until such amounts have been reduced to zero; and third, to the members in proportion to their respective percentage interests at the beginning of the allocation period.

According to the Agreements for the Companies, net cash flows from operations, if any, shall be distributed quarterly to the members in proportion to their percentage interests. Net proceeds from capital transactions shall be distributed in the following priority: first, to members in proportion to and to the extent of their unreturned capital and second, to the members in proportion to their percentage interests.

The Companies shall continue in perpetuity until dissolution occurs by any of the following reasons: the unanimous vote of the members to dissolve, wind up and liquidate the Companies or a judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the business of the Companies.

Note 5: Management Agreements

The Companies are operated under management agreements with Chartwell Hospitality, LLC (Chartwell) who has common ownership with the managing member. Chartwell performs all financial, managerial, operational and administrative functions required by the Companies, as their agent. During 2012 and 2011, the management agreements provided for a management fee of 4.00% of gross operating receipts and $1,500 per property per month for an accounting fee. The amount of the management and accounting fees expensed by the Companies was $186,425 and $36,000 during 2012 and $186,992 and $36,000 during 2011, respectively. The management fees are included in management fees expense and the accounting fees are included in general and administrative expenses in the accompanying combined statements of operations and members’ equity.

Note 6: Commitments and Contingencies

Litigation

In the ordinary course of business, the Companies are subjected to claims and legal actions. The Companies believe that the legal proceedings to which they are subjected will not have a material effect on the Companies’ financial condition or results of operations.

Franchise Agreements

Court is operated as a Courtyard by Marriott property pursuant to a franchise agreement effective January 13, 2005 with Marriott International, Inc. (Marriott) as franchisor. The initial term of the franchise agreement is 20 years with one renewal option for 10 years. The franchise agreement requires a franchise fee of $50,000 and ongoing fees, which comprise royalty expense, amounting to 5.50% of room revenues for the accounting period. In addition, other fees paid to Marriott include a 2.00% fee, with possible periodic increases that shall not exceed 3.00%, to the marketing fund which is maintained and administered by the franchisor as well as fees for the franchisor’s reservation system and frequent traveler program. The royalty, franchise marketing, reservation system and frequent traveler fees expensed by Court during 2012 were $117,328, $42,830, $19,149 and $45,871, respectively, and are included in franchise fees expense in the accompanying combined

CHMK Court Hotel Partners, LLC and CHMK Residence Hotel Partners, LLC

Notes to Combined Financial Statements

December 31, 2012 and 2011

statements of operations and members’ equity. The royalty, franchise marketing, reservation system and frequent traveler fees expensed by Court during 2011 were $114,368, $42,920, $15,076 and $57,590, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity.

Residence is operated as a Residence Inn property pursuant to a franchise agreement effective January 13, 2005 with Marriott as franchisor. The initial term of the franchise agreement is 20 years with one renewal option for 10 years. The franchise agreement requires a franchise fee of $50,000 and ongoing fees, which comprise royalty expense, amounting to 5.00% of room revenues for the accounting period. In addition, other fees paid to Marriott include a 2.50% fee to the marketing fund which is maintained and administered by the franchisor as well as fees for the franchisor’s frequent traveler program. The royalty, franchise marketing and frequent traveler fees expensed by Residence for 2012 were $118,146, $58,984 and $22,067, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity. The royalty, franchise marketing and frequent traveler fees expensed by Residence for 2011 were $119,800, $59,948 and $25,961, respectively, and are included in franchise fees expense in the accompanying combined statements of operations and members’ equity.

Note 7: Related Party Transactions

The Companies give and receive short-term advances to and from related parties through common ownership that are periodically liquidated. No interest is paid or charged on these advances. As of December 31, 2012 and 2011 the Companies were owed $478,190 and $708,280, respectively.

Note 8: Subsequent Events

The Companies have evaluated for subsequent events between the balance sheet date of December 31, 2012 and the date of the report, the date the combined financial statements were available for issuance, and have concluded there were no subsequent events requiring recognition or disclosure in the combined financial statements except those listed below.

On May 15, 2013, the Companies signed a purchase sale agreement with a company to sell the hotels for approximately $18,500,000. Additionally, Chartwell is under contract to continue as the hotel management company subsequent to the sale.

* * * *

             SHARES

SUPERTEL HOSPITALITY, INC.

Common Stock

PROSPECTUS

Baird

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31. OTHER EXPENSES ON ISSUANCE AND DISTRIBUTION

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee the NASDAQ listing fee and the FINRA filing fee.

SEC registration fee		$15,686
Nasdaq listing fee
FINRA filing fee		17,750
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Other expenses

Total	$

ITEM 32. SALES TO SPECIAL PARTIES

None.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933.

On July 15, 2013, we issued 25,000 shares of our common stock (3,125 shares on a post-split basis) and, in addition, stock options to acquire 25,000 shares of our common stock (3,125 shares on a post-split basis) to Jeffrey W. Dougan as an inducement award for employment with the company.

In two closings on February 1, 2012 and February 15, 2012, the Company completed the sale to Real Estate Strategies L.P. (“RES”) of 3,000,000 shares of 6.25% Series C Convertible Preferred Stock and warrants to purchase 30,000,000 shares of common stock (3,750,000 shares on a post-split basis).

If the gross proceeds from this offering are $100 million or more and promptly upon our receipt of our proceeds in the offering, RES has informed us that it intends to convert 2,000,000 shares of its Series C Preferred Stock into shares of our common stock in accordance with the terms of the Series C Preferred Stock. In consideration for RES converting the 2,000,000 shares of Series C Preferred Stock it holds, we will issue additional warrants to RES to purchase up to 2,500,000 shares (on a post-split basis) of our common stock and amend the terms of the warrants previously issued to RES. These warrants and the shares of our common stock issuable upon the conversion of the Series C Preferred Stock will be issued to RES at the closing of the offering described in this registration statement.

The Company issued 61,152 shares of common stock (7,644 shares on a post-split basis) to Carl Diver, a holder of common operating units of Supertel Limited Partnership, on May 31, 2011 in exchange for 61,152 common limited partnership units in Supertel Limited Partnership. The 61,152 common limited partnership units were previously issued in connection with our September 2005 purchase of a hotel.

The securities described above were issued by us and Supertel Limited Partnership in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act (and/or Rule 506 of Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities were deemed restricted securities for the purposes of the Securities Act.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to us or our shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent that it is proved that the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

Our articles of incorporation also require us to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by us or in our right, by reason of the fact that he or she is or was such a director or officer or is or was serving at our request as a director, officer, employee or agent of another entity, provided that the board of directors determines that the conduct in question was in our best interests and such person was acting on our behalf. Each of our directors or officers is entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred if such person engaged in gross negligence, willful misconduct or a knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to advances and reimbursement by us for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. Our board of directors also has the authority to extend to any person who is our employee or agent, or who is or was serving at our request as a director, officer, employee or agent of another entity, the same indemnification rights held by directors and officers, subject to the same conditions and obligations described above.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

None.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements.    See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B) Exhibits.    The attached Exhibit Index is incorporated herein by reference.

ITEM 37. UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, State of Nebraska, on the 26th of July, 2013.

SUPERTEL HOSPITALITY, INC.

By:	/s/ Kelly A. Walters
Kelly A. Walters
Chief Executive Officer and President

POWERS OF ATTORNEY

KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kelly A. Walters and Corrine L. Scarpello, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 26th day of July, 2013.

Signature	Title

/s/ Kelly A. Walters	Chief Executive Officer, President and Director
Kelly A. Walters	(Principal Executive Officer)

/s/ Corrine L. Scarpello	Senior Vice President and Chief Financial Officer
Corrine L. Scarpello	(Principal Financial and Accounting Officer)

/s/ Steve H. Borgmann	Director
Steve H. Borgmann

/s/ Allen L. Dayton	Director
Allen L. Dayton

/s/ Daniel R. Elsztain	Director
Daniel R. Elsztain

/s/ James H. Friend	Director
James H. Friend

/s/ Donald J. Landry	Director
Donald J. Landry

Signature	Title

/s/ William C. Latham	Director
William C. Latham

/s/ John M. Sabin	Director
John M. Sabin

/s/ George R. Whittemore	Director
George R. Whittemore

INDEX OF EXHIBITS

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1	Second Amended and Restated Articles of Incorporation of Supertel Hospitality, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated May 22, 2012)
3.2	Bylaws of Supertel Hospitality, Inc. (incorporated herein by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012)
3.3**	Articles of Amendment to the Second Amended and Restated Articles of Incorporation of Supertel Hospitality, Inc. effecting one-for-eight reverse stock split and amending certain terms of the 6.25% Series C Preferred Stock
4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement (File No. 333-129736))
4.2**	Form of New Warrant to be issued to Real Estate Strategies L.P. upon the consummation of this offering
4.3**	Amended Old Warrant issued to Real Estate Strategies L.P. dated , 2013
5.1*	Opinion of McGrath North Mullin & Kratz, PC LLO
8.1*	Opinion of McGrath North Mullin & Kratz, PC LLO with respect to tax matters
10.1	Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010)
10.2	Master Lease Agreement, dated as of November 26, 2012, between Supertel Limited Partnership, E&P Financing Limited Partnership and TRS Leasing, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.3	Management Agreement, dated May 16, 2007, between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.4	Amendment to Management Agreement, dated July 15, 2008, between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008)
10.5	Amendments, dated August 9, 2011 and January 21, 2010, to the Management Agreement, dated May 16, 2007, between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)
10.6	Management Agreement, dated April 21, 2011, between Kinseth Hotel Corporation, TRS Leasing, Inc., TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, and SPPR-BMI TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.7	Management Agreement, dated April 21, 2011, between Strand Development Company, LLC, Strandco, Inc., TRS Leasing, Inc., TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, and SPPR-BMI TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.8	Management Agreement, dated April 21, 2011, between Hospitality Management Advisors, Inc., TRS Leasing, Inc., TRS Subsidiary, LLC, SPPR TRS Subsidiary, LLC, and SPPR-BMI TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.9	Amended and Restated Loan Agreement, dated December 3, 2008, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 3, 2008)
10.10	First Amendment to Amended and Restated Loan Agreement, dated February 4, 2009, between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)
10.11	Second Amendment to Amended and Restated Loan Agreement, dated March 29, 2010, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

Exhibit No.	Description
10.12	Third Amendment to Amended and Restated Loan Agreement, dated March 15, 2011, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)
10.13	Fourth Amendment to Amended and Restated Loan Agreement, dated December 9, 2011, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 9, 2011)
10.14	Fifth Amendment to Amended and Restated Loan Agreement, dated February 21, 2012, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 21, 2012)
10.15	Sixth Amendment to Amended and Restated Loan Agreement, dated effective as of December 31, 2012, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 17, 2013)
10.16	Seventh Amendment to Amended and Restated Loan Agreement, dated March 26, 2013, by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 26, 2013)
10.17	Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated August 18, 2006, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.18	Unconditional Guaranty of Payment and Performance, dated August 18, 2006, by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.19	Amendment No. 1 to the Promissory Note, dated August 18, 2006, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 1, 2008)
10.20	Promissory Note, Loan Agreement and form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated January 5, 2007, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.21	Amendment No. 1 to the Promissory Note, dated January 5, 2007, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 1, 2008).
10.22	Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated May 16, 2007, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.23	Unconditional Guaranty of Payment and Performance, dated May 16, 2007, by the Company to and for the benefit of General Electric Capital Corporation (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.24	Amendment No. 1 to the Promissory Note, dated May 16, 2007, by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 1, 2008)
10.25	Global Amendment and Consent, dated March 16, 2009, between Supertel Limited Partnership, SPPR-South Bend, LLC and General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)
10.26	Unconditional Guaranties of Payment and Performance, dated March 16, 2009, by the Company and Supertel Hospitality REIT Trust to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

Exhibit No.	Description
10.27	Loan Modification Agreements, dated as of September 30, 2009, by and between General Electric Capital Corporation, the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC, (incorporated herein by reference to Exhibits 10.1 and 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009)
10.28	Covenant Waiver, dated as of November 9, 2009, by General Electric Capital Corporation to the Company, Supertel Limited Partnership, Supertel Hospitality REIT Trust and SPPR-South Bend, LLC. (incorporated herein by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009)
10.29	Loan Modification Agreement, dated as of March 25, 2010, by and between General Electric Capital Corporation, Supertel Limited Partnership, SPPR-South Bend, LLC, Supertel Hospitality REIT Trust and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)
10.30	Loan Modification Agreement, dated as of March 29, 2012, by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Capital Commercial of Utah, LLC and GE Franchise Finance Commercial LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 29, 2012)
10.31	Loan Waiver and Collateral Agreement, dated as of November 14, 2012, by and between Supertel Limited Partnership, SPPR-South Bend, LLC, the Company and Supertel Hospitality REIT Trust and GE Capital Commercial of Utah, LLC and GE Franchise Finance Commercial LLC (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.32	Loan Agreement, dated as of November 2, 2012, between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Morgan Stanley Mortgage Capital Holdings LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 2, 2012)
10.33	First Amendment to Loan Agreement, dated as of January 3, 2013, between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Morgan Stanley Mortgage Capital Holdings LLC (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.34	Guaranty of Recourse Obligations of Borrower, dated as of November 2, 2012, by the Company in favor of Morgan Stanley Mortgage Capital Holdings LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 2, 2012)
10.35	Cash Management Agreement, dated as of November 2, 2012, among Morgan Stanley Mortgage Capital Holdings LLC, Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC, Hospitality Management Advisors, Inc., Kinseth Hotel Corporation and Strandco, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 2, 2012)
10.36	First Amendment to Cash Management Agreement, dated as of November 5, 2012, among Morgan Stanley Mortgage Capital Holdings LLC, Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC, Hospitality Management Advisors, Inc., Kinseth Hotel Corporation and Strandco, Inc. (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)
10.37	Standby Equity Distribution Agreement, dated as of March 26, 2010, between YA Global Master SPV Ltd. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 26, 2010)
10.38	Purchase Agreement, dated November 16, 2011, by and among the Company, Supertel Limited Partnership and Real Estate Strategies L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A dated November 16, 2011)
10.39	Warrants issued to Real Estate Strategies L.P., dated February 1, 2012 and February 15, 2012 (incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.40	Investor Rights and Conversion Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated January 30, 2012).

Exhibit No.	Description
10.41	Registration Rights Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated January 30, 2012)
10.42	Directors Designation Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated January 30, 2012)
10.43†	The Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.44†	Amendment to the Company’s 2006 Stock Plan, dated May 28, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 28, 2009)
10.45†	Amendment to the Company’s 2006 Stock Plan, dated May 22, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 22, 2012)
10.46†	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011)
10.47†	Employment Agreement of Kelly Walters, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 1, 2012)
10.48†	Employment Agreement of Corrine L. Scarpello, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated February 1, 2012)
10.49†	Employment Agreement of David L. Walter, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 1, 2012)
10.50†	Employment Agreement of Steven C. Gilbert, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated February 1, 2012).
10.51	Jeffrey W. Dougan Employment Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 9, 2013)
10.52	Jeffrey W. Dougan Restricted Stock Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated July 9, 2013)
10.53	Jeffrey W. Dougan Stock Option Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated July 9, 2013)
10.54	Director and Named Executive Officers Compensation is incorporated herein by reference to Item 11 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012
10.55	Purchase Agreement, dated May 15, 2013, between Supertel Limited Partnership and CHSP Hotel Investors, LLC (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated May 15, 2013)
10.56*	Purchase Agreement, dated May 2, 2013, between Supertel Limited Partnership and Tyvola Hospitality, Inc.
10.57*	Purchase Agreement, dated May 2, 2013, between Supertel Limited Partnership and Columbia Hotel, Inc.
10.58*	Purchase Agreement, dated May 2, 2013, between Supertel Limited Partnership and Atlantic Beach Hospitality, Inc.
10.59*	Purchase Agreement, dated May 2, 2013, between Supertel Limited Partnership and Krishna Hotel, Inc.
10.60**	Agreement between Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anonima and Supertel Hospitality, Inc.
23.1*	Consent on McGrath North Mullin & Kratz, PC LLO (included in Exhibit 5.1)
23.2*	Consent of McGrath North Mullin & Kratz, PC LLO (included in Exhibit 8.1)
23.3*	Consent of KPMG LLP
23.4*	Consent of Gerald O. Dry, PA
23.5*	Consent of Bennett Thrasher PC
23.6*	Consent of Rosen Consulting Group
24.1	Powers of Attorney (included on the signature page of the registration statement)

*	Filed herewith.
**	To be filed by amendment.
†	Compensatory plan or arrangement.